Technical Report December 2015	Newmarket Gold Stawell Gold Mines

REPORT ON THE

MINERAL RESOURCES & MINERAL RESERVES

OF THE

STAWELL GOLD MINE

In the

State of Victoria

Australia

FOR

NEWMARKET GOLD INC.

Effective Date December 31st 2015

Dated March 16th 2016

Justine Tracey, BScH MAusIMM (CP)
Senior Resource Geologist

Wayne Chapman, BEng MAusIMM (CP)	Mark Edwards, BSc MAusIMM (CP)
Technical Manager	General Manager Exploration

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

REPORT ON THE MINERAL RESOURCES & MINERAL RESERVES OF THE STAWELL GOLD MINE,

In the State of Victoria Australia

FOR NEWMARKET GOLD INC.

CAUTIONARY NOTE WITH RESPECT TO FORWARD LOOKING INFORMATION

This document contains “forward-looking information” as defined in applicable securities laws. Forward looking information includes, but is not limited to, statements with respect to the future production, costs and expenses of the project; the other economic parameters of the project, as set out in this technical report, including expansion plans; the success and continuation of exploration activities, including drilling; estimates of mineral reserves and mineral resources; the future price of gold; government regulations and permitting timelines; requirements for additional capital; environmental risks; and general business and economic conditions. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by the forward-looking information. These risks, uncertainties and other factors include, but are not limited to, the assumptions underlying the production estimates not being realized, decrease of future gold prices, cost of labor, supplies, fuel and equipment rising, the availability of financing on attractive terms, actual results of current exploration, changes in project parameters, exchange rate fluctuations, delays and costs inherent to consulting and accommodating rights of local communities, title risks, regulatory risks and uncertainties with respect to obtaining necessary permits or delays in obtaining same, and other risks involved in the gold production, development and exploration industry, as well as those risk factors discussed in Newmarket Gold Inc.’s latest Annual Information Form and its other SEDAR filings from time to time. Forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to, the availability of financing for Newmarket Gold Inc.’s production, development and exploration activities; the timelines for Newmarket Gold Inc.’s exploration and development activities on the property; the availability of certain consumables and services; assumptions made in mineral resource and mineral reserve estimates, including geological interpretation grade, recovery rates, price assumption, and operational costs; and general business and economic conditions. All forward-looking information herein is qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. Newmarket Gold Inc. and the authors of this technical report undertake no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information or future events or otherwise, except as may be required by applicable law.

NON-IFRS MEASURES

This technical report contains certain non-International Financial Reporting Standards measures. Such measures have non standardized meaning under International Financial Reporting Standards and may not be comparable to similar measures used by other issuers.

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Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

6	HISTORY				35

	6.1	HISTORICAL AND MODERN PRODUCTION			36

7	GEOLOGICAL SETTING AND MINERALIZATION				38

	7.1	REGIONAL GEOLOGY			38
	7.2	LOCAL GEOLOGY AND PROPERTY			39
		7.2.1	STRATIGRAPHY AT STAWELL GOLD MINES		39
			7.2.1.1	MAGDALA BASALT	40
			7.2.1.2	LEVIATHAN FORMATION	40
			7.2.1.3	MAGDALA FACIES	41
			7.2.1.4	FELSIC INTRUSIONS	41
			7.2.1.5	STAWELL GRANITE	41
			7.2.1.6	LAMPROPHYRIC INTRUSIONS	42
		7.2.2	STRUCTURAL HISTORY AT STAWELL		42
			7.2.2.1	EARLY, DUCTILE DEFORMATION	42
			7.2.2.2	LATE, BRITTLE DEFORMATION	42
		7.2.3	STAWELL MINE GEOLOGICAL ARCHITECTURE		45
	7.3	MINERALIZATION			50

8	DEPOSIT TYPES				53

	8.1	DEPOSIT TYPES AND MINERALIZATION			53
	8.2	ORE TYPES BY AREA			54
		8.2.1	FEDERAL ALBION AND FEDERAL ALBION SOUTH		54
		8.2.2	BELOW SCOTCHMAN 250		55
		8.2.3	UPPER SOUTH FAULT 2		57
		8.2.4	MAGDALA S6000		59
		8.2.5	MARINERS		59
		8.2.6	BIG HILL AND UPPER LEVELS		60
		8.2.1	AURORA B		63

9	EXPLORATION				65

	9.1	CURRENT EXPLORATION			69
		9.1.1	EXPENDITURE		72
	9.2	MAGDALA WEST FLANK			72
		9.2.1	FEDERAL ALBION SOUTH (FAS)		72
		9.2.2	UPPER SOUTH FAULT 2 (USF2)		72
		9.2.3	250L BELOW SCOTCHMANS		73
		9.2.4	486L MID NORTH MAGDALA		73
		9.2.5	GOLDEN GIFT OFFSET		73
		9.2.6	UPPER SOUTH FAULT 5 (USF5)		73
	9.3	MAGDALA EAST FLANK			74
		9.3.1	AURORA B		74
		9.3.2	AURORA A		74
	9.4	WONGA PIT (BRUMMIGANS)			75
	9.5	REGIONAL EXPLORATION			75
	9.6	ONGOING EXPLORATION PROGRAM			78
		9.6.1	FEDERAL ALBION SOUTH		82
		9.6.2	UPPER SOUTH FAULT 2 (USF2)		82
		9.6.3	486L MID-NORTH MAGDALA		82
		9.6.4	475L FEDERAL ALBION		82
		9.6.5	MARINERS 109 DOWN PLUNGE EXTENSION		82
		9.6.6	AURORA B		83
		9.6.7	MORAY		83

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

		9.6.8	BRUMMIGANS STRUCTURE		83
		9.6.9	GERMANIA		83
		9.6.10	WAL WAL		83
	9.7	EXPLORATION MINERAL TENURE			84

10	DRILLING				87

	10.1	STAWELL GOLD MINES MINERAL RESOURCE DEFINITION PROCESS			87
	10.2	DRILLING PROCESS			91
	10.3	DRILL SPACING			93
	10.4	DRILLHOLE ORIENTATION			94
		10.4.1	UNDERGROUND		94
		10.4.2	SURFACE		96
	10.5	COLLAR SURVEY CONTROL			98
	10.6	DOWNHOLE SURVEY CONTROL			99
	10.7	DOWNHOLE SURVEY QUALITY CONTROL			101
	10.8	DIAMOND DRILL CORE PROCESSING			103
	10.9	LOGGING			103
	10.10	CORE RECOVERY			104

11	SAMPLE PREPARATION, ANALYSIS AND SECURITY				105

	11.1	REVERSE CIRCULATION DRILLING SAMPLING			105
	11.2	DIAMOND DRILLING SAMPLING			105
		11.2.1	DIAMOND DRILL CORE SAMPLES		106
		11.2.2	RELIABILITY OF SAMPLES		107
	11.3	ASSAY LABORATORIES			107
		11.3.1	STAWELL GOLD MINE LABORATORY		107
		11.3.2	WMC BALLARAT ASSAY LABORATORY		108
		11.3.3	AMDEL LABORATORY		108
		11.3.4	AMINYA LABORATORY		108
		11.3.5	INTERTEK GENALYSIS		108
		11.3.6	ALS LABORATORY GROUP		109
	11.4	SAMPLE PREPARATION			109
		11.4.1	SPLITTING USING A VIBRATING FEED CONE SPLITTER		109
	11.5	SAMPLE SECURITY			111
	11.6	ASSAY METHODS			111
	11.7	DATABASE STORAGE AND INTEGRITY			112
	11.8	QUALITY ASSURANCE/QUALITY CONTROL			112
		11.8.1	QA/QC CHECKS AND ACTIONS		113
			11.8.1.1	STANDARDS	113
			11.8.1.2	BLANKS	116
			11.8.1.3	LABORATORY SPLITS	117
		11.8.2	LABORATORY DUPLICATE ASSAYS		119
		11.8.3	STAWELL GOLD MINES STANDARD REFERENCE MATERIAL		122
		11.8.4	QA/QC FOR THIS TECHNICAL REPORT		122
		11.8.5	OPINIONS ON SAMPLING		124
		11.8.6	RECOMMENDATIONS		124

12	DATA VERIFICATION				125

13	MINERAL PROCESSING AND METALLURGICAL TESTING				126

	13.1	MINERAL PROCESSING			126
	13.2	METALLURGICAL TESTWORK			126

14	MINERAL RESOURCE ESTIMATES				129

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

	14.1	INTRODUCTION			129
		14.1.1	STOPE RECONCILIATION		133
	14.2	MANUAL 2D MINERAL RESOURCE AND MINERAL RESERVE ESTIMATION METHODOLOGIES			133
	14.3	COMPUTER 3D MINERAL RESOURCE AND MINERAL RESERVE ESTIMATION METHODOLOGIES			135
		14.3.1	INTRODUCTION		135
		14.3.2	DATA TYPES		135
		14.3.3	GEOLOGICAL INTERPRETATION		135
			14.3.3.1	FEDERAL ALBION AND FEDERAL ALBION SOUTH	135
			14.3.3.2	BELOW Scotchmans 250	136
			14.3.3.3	UPPER SOUTH FAULT 2	136
			14.3.3.4	MAGDALA S6000	137
			14.3.3.5	MARINERS	138
			14.3.3.6	BIG HILL AND UPPER LEVELS	139
			14.3.3.7	AURORA B	140
		14.3.4	GEOLOGICAL MODELLING		141
		14.3.5	WEATHERING MODEL		142
		14.3.6	MINERAL RESOURCE INTERPRETATION BY AREA		143
			14.3.6.1	FEDERAL ALBION SOUTH	143
			14.3.6.2	BELOW SM250	144
			14.3.6.3	UPPER SOUTH FAULT 2	144
			14.3.6.4	FEDERAL ALBION	145
			14.3.6.5	MAGDALA S6000	145
			14.3.6.6	MARINERS	146
			14.3.6.7	BIG HILL AND UPPER LEVELS	146
			14.3.6.8	AURORA B	147
		14.3.7	BLOCK MODEL DIMENSIONS		147
		14.3.8	BLOCK MODEL CODING		150
		14.3.9	DRILLHOLE CODING		150
		14.3.10	COMPOSITING AND STATISTIC		150
		14.3.11	GEOSTATISTICAL PARAMETERS		154
		14.3.12	BULK DENSITY		166
		14.3.13	MODEL VALIDATION		168
		14.3.14	MINERAL RESOURCE CLASSIFICATION		171
		14.3.15	LOGGING		171
		14.3.16	DATA SPACING AND DISTRIBUTION		171
		14.3.17	ORIENTATION OF DATA IN RELATION TO GEOLOGICAL STRUCTURE		172
		14.3.18	GEOLOGICAL INTERPRETATION		172
		14.3.19	DEPOSIT DIMENSIONS		172
		14.3.20	ESTIMATION AND MODELLING TECHNIQUES		172
		14.3.21	MOISTURE		172
		14.3.22	EXTERNAL FACTORS AFFECTING EXTRACTION		173
		14.3.23	BULK DENSITY		173
		14.3.24	CLASSIFICATION		173
		14.3.25	SELECTIVITY ASSUMPTIONS		173
		14.3.26	RESOURCE AUDITS OR REVIEWS		173
		14.3.27	DISCUSSION OF RELATIVE ACCURACY/CONFIDENCE		174
		14.3.28	MINERAL RESOURCE STATEMENT		174
		14.3.29	RECOMMENDATIONS		177
	14.4	LOW GRADE STOCKPILE			177
		14.4.1	MT MICKE		178

15	MINERAL RESERVES				180

	15.1	INTRODUCTION			180
	15.2	MINERAL RESERVE ESTIMATE UNDERGROUND			180
		15.2.1	MINERAL RESERVE ESTIMATE PROCESS		181

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Technical Report December 2015	Newmarket Gold Stawell Gold Mines

		15.2.2	MINE RESERVE DESIGN UNDERGROUND		181
		15.2.3	UNDERGROUND DESIGN AND RESERVE PARAMETERS		181
		15.2.4	GOLD CUT-OFF GRADES UNDERGROUND		185
		15.2.5	DEPLETION AND RESULTS		185
	15.3	MINERAL RESERVE ESTIMATE BIG HILL			186
		15.3.1	MINERAL RESERVE ESTIMATE		186
	15.4	MINERAL RESERVE ESTIMATE SURFACE STOCKPILES			188

16	MINING METHODS				190

	16.1	INTRODUCTION			190
	16.2	MINE DESIGN UNDERGROUND			190
		16.2.1	MINING METHOD DESCRIPTION		190
		16.2.2	UNDERGROUND MINING EQUIPMENT		191
	16.3	MINE DESIGN SURFACE MINING			192
		16.3.1	MINING METHOD DESCRIPTION		192
		16.3.2	SURFACE MINING SCHEDULE		193
		16.3.3	SURFACE MINING EQUIPMENT		193
17	RECOVERY METHODS				197

	17.1	MINERAL PROCESSING			197

18	PROJECT INFRASTRUCTURE				200

	18.1	SURFACE INFRASTRUCTURE			200
	18.2	TAILINGS AND STORAGE FACILITIES			200
	18.3	WASTE DUMPS			201
	18.4	UNDERGROUND MINE INFRASTRUCTURE			203
	18.5	POWER			203
	18.6	WATER			204
	18.7	EXISTING PUBLIC INFRASTRUCTURE			204

19	MARKET STUDIES AND CONTRACTS				206

	19.1	MARKETS			206
	19.2	GOLD PRICE			206

20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT				207

	20.1	ENVIRONMENTAL RESEARCH			207
	20.2	MONITORING			209
	20.3	PERMITTING			210
	20.4	COMMUNITY ENGAGEMENT			211
	20.5	REHABILITATION AND CLOSURE			211

21	CAPITAL AND OPERATING COSTS				213

	21.1	UNDERGROUND COSTS			213
		21.1.1	CAPITAL COSTS		213
		21.1.2	OPERATING COSTS		214
	21.2	SURFACE COSTS			215
		21.2.1	CAPITAL COSTS		215
		21.2.2	OPERATING COSTS		216
			21.2.2.1	LOAD AND HAUL OPERATING COSTS	217
			21.2.2.2	ANCILLARY EQUIPMENT OPERATING COSTS	220
			21.2.2.3	DRILL AND BLAST OPERATING COSTS	220
			21.2.2.4	EQUIPMENT LEASING AND HIRE	221

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

22	ECONOMIC ANALYSIS			222

	22.1	UNDERGROUND ECONOMIC ANALYSIS		222
	22.2	BIG HILL ECONOMIC ANALYSIS		222
		22.2.1	PRODUCTION AND REVENUE	222
		22.2.2	OPERATING COSTS	222
		22.2.3	CASHFLOWS	223

23	ADJACENT PROPERTIES			226

24	OTHER RELEVANT DATA AND INFORMATION			227

	24.1	BIG HILL MINERAL RESOURCE ESTIMATE		230
	24.2	BIG HILL MINERAL RESERVE ESTIMATE		231
	24.3	GEOLOGY, MINING, METALLURGY AND PROCESSING		232
	24.4	ENVIRONMENTAL, PERMITTING, SOCIAL AND COMMUNITY CONSIDERATIONS		234

25	INTERPRETATION AND CONCLUSIONS			236

26	RECOMMENDATIONS			238

27	REFERENCES			239

28	SIGNATURE PAGE			242

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

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Technical Report December 2015	Newmarket Gold Stawell Gold Mines

TABLE 17-1	STAWELL GOLD MINES TOTAL GOLD RECOVERED JANUARY 2015 TO DECEMBER 2015	199
TABLE 20-1	ENVIRONMENTAL MONITORING REQUIREMENTS FOR STAWELL GOLD MINES	210
TABLE 21-1	SGM 2016 CAPITAL COST SUMMARY	213
TABLE 21-2	SGM 2016 OPERATING COST SUMMARY	214
TABLE 21-3	CAPITAL COST ESTIMATE BIG HILL	215
TABLE 21-4	OPERATING COST ESTIMATE BIG HILL	216
TABLE 22-1	BIG HILL PRODUCTION AND REVENUE SUMMARY	222
TABLE 22-2	BIG HILL OPERATING COST SUMMARY	223
TABLE 24-1	BIG HILL FINANCIAL ANALYSIS RESULTS BASED ON A USD$1,225/OZ PRICE AND A US$:A$ EXCHANGE RATE OF 0.87	227
TABLE 24-2	CAPITAL COST SUMMARY	227
TABLE 24-3	OPERATING COST SUMMARY	227
TABLE 24-4	UNIT COSTS SUMMARY	228
TABLE 24-5	OPERATING PLAN SUMMARY	228
TABLE 24-6	BIG HILL PROCESSING SUMMARY	228
TABLE 24-7	GOLD PRICE SENSITIVITY ANALAYSIS	228
TABLE 24-8	COST SENSITIVITY ANALYSIS	228
TABLE 24-9	CAPITAL COST SUMMARY AND PRE-PRODUCTION CAPITAL COSTS	229
TABLE 24- 10	OPERATING COSTS SUMMARY	230
TABLE 24- 11	BIG HILL MINERAL RESOURCES ESTIMATE AS OF MARCH 2014	230
TABLE 24- 12	BIG HILL ORE RESERVES AS OF MARCH 2014	231
TABLE 24- 13	ADDITIONAL OPERATING COSTS FOR COMMUNITY AND ENVIRONMENTAL CONSIDERATIONS	235

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Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURES		PAGE

FIGURE 1-1	MAP HIGHLIGHTING LOCATION OF STAWELL GOLD MINES	3
FIGURE 2-1	RELATIONSHIP BETWEEN MINERAL RESERVES AND MINERAL RESOURCES	19
FIGURE 4-1	LOCATION MAP OF THE MIN5260 LEASE. THE GRID IS LATITUDE AND LONGITUDE (GDA94)	26
FIGURE 4-2	AERIAL VIEW OF THE MIN5260 LEASE INDICATING UNDERGROUND AND PIT LOCATIONS	27
FIGURE 4-3	LOCAL MINE GRID USED AT STAWELL GOLD MINES	31
FIGURE 6-1	ANNUAL GOLD PRODUCTION SINCE 1984	36
FIGURE 6-2	ANNUAL PROCESSING PLANT PRODUCTION SINCE 1984	37
FIGURE 7-1	IMAGE SHOWING LACHLAN FOLD BELT, LOCATING STAWELL ON THE WESTERN BOUNDARY	39
FIGURE 7-2	D1 TO D5 DUCTILE AND BRITTLE EVOLUTION OF THE STAWELL SYSTEM. FROM MILLER ET AL. 2006	43
FIGURE 7-3	EVOLUTION OF THE STAWELL SYSTEM FROM 420 TO 380 MA (MODIFIED FROM MILLER & WILSON 2004A)	4
FIGURE 7-4	FMINE GEOLOGY CROSS-SECTION HIGHLIGHTING ARCHITECTURE OF THE MAGDALA AND GOLDEN GIFT OREBODIES	46
FIGURE 7-5	PLAN VIEW GEOLOGICAL INTERPRETATION OF THE STAWELL STRUCTURAL AND STRATIGRAPHIC ARCHITECTURE AT 1000MRL	47
FIGURE 7-6	STAWELL GOLD MINES WEST FLANK LONGITUDINAL PROJECTION SHOWING THE LOCATION OF THE MINERALIZED ORE BLOCKS	48
FIGURE 7-7	STAWELL GOLD MINES EAST FLANK LONGITUDINAL PROJECTION SHOWING THE LOCATION OF THE MINERALIZED ORE BLOCKS	49
FIGURE 7-8	EXAMPLE OF CENTRAL LODE MINERALIZATION	50
FIGURE 7-9	EXAMPLE OF BASALT CONTACT MINERALIZATION	51
FIGURE 8-1	SCHEMATIC CROSS SECTION SHOWING LOCATION OF FEDERAL ALBION SOUTH AREA	54
FIGURE 8-2	FTYPICAL CROSS-SECTION THROUGH FEDERAL ALBION AREA SHOWING CURRENT INTERPRETED GEOLOGICAL SETTING	55
FIGURE 8-3	GENERAL CROSS SECTION OF THE BELOW SCOTCHMANS AREA	57
FIGURE 8-4	GENERAL CROSS SECTION OF THE USF2 AREA	58
FIGURE 8-5	TYPICAL CROSS-SECTIONS THROUGH MARINERS AREA SHOWING CURRENT INTERPRETED GEOLOGICAL SETTING	60
FIGURE 8-6	SECTION THROUGH MARINERS AND ALLENS LODES STRUCTURAL COMPLEXITY AND OFFSETTING	61
FIGURE 8-7	SECTION 5840 THROUGH SOUGH PIT SHOWING IRON DUKE AND MAGDALA LODES	62
FIGURE 8-8	SECTION THROUGH THE MAGDALA MINERALIZATION SHOWING THE INTERPRETED GEOLOGY BELOW	63
FIGURE 8-9	TYPICAL CROSS-SECTION THROUGH AURORA B SHOWING CURRENT INTERPRETED GEOLOGICAL SETTING	64
FIGURE 9-1	MINE GEOLOGY LONGITUDINAL SECTION OUTLINING NEAR MINE EXPLORATION ON WEST FLANK FROM JANUARY 2015 TO DECEMBER 2015	66
FIGURE 9-2	MINE GEOLOGY LONGITUDINAL SECTION OUTLINING NEAR MINE EXPLORATION ON EAST FLANK FROM JANUARY 2015 TO DECEMBER 2015	67
FIGURE 9-3	PROJECT LOCATION PLAN	68
FIGURE 9-4	MINE GEOLOGY LONGITUDINAL SECTION OUTLINGING PROPOSED NEAR MINE EXPLORATION FOR 2016, WEST FLANK	70
FIGURE 9-5	MINE GEOLOGY LONGITUDINAL SECTION OUTLINGING PROPOSED NEAR MINE EXPLORATION FOR 2016, EAST FLANK	71
FIGURE 9-6	REGIONAL TENEMENTS ELS 3008, 5443 AND 5474 SUPERIMPOSED ON AEROMAGNETIC TMI IMAGE OUTLINING REGIONAL EXPLORATION PROSPECTS	78
FIGURE 9-7	REGIONAL TENEMENTS ELS 3008, 5443 AND 5474 SUPERIMPOSED ON AEROMAGNETIC TMI IMAGE OUTLINING ONGOING REGIONAL EXPLORATION FOR 2016	80
FIGURE 9-8	STAWELL GOLD MINES REGIONAL VICTORIA TENEMENT AREAS	85
FIGURE 10-1	SGM DIAMOND DRILLING PROCESS FLOWSHEET	92
FIGURE 10-2	TYPICAL SLUDGE DRILLING FANS COMPLETED FROM AN ORE DEVELOPMENT DRIVE	94

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Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 10-3	LONGITUDINAL SECTION VIEW (TOP), CROSS SECTION VIEW (BOTTOM LEFT) AND PLAN VIEW (BOTTOM RIGHT) OF THE FAS MINERALIZED DOMAIN AND ALL UNDERGROUND DIAMOND DRILLHOLES USED TO CONSTRAIN THE MOST RECENT FAS MINERAL RESOURCE ESTIMATE	95
FIGURE 10-4	PLAN VIEW (TOP LEFT), CROSS SECTION VIEW (TOP RIGHT) AND LONGITUDINAL SECTION VIEW (BOTTOM) OF THE USF2 MINERALIZED DOMAINS SHOWING ALL UNDERGROUND DIAMOND DRILLHOLES USED TO CONSTRAIN THE MOST RECENT MINERAL RESOURCE ESTIMATE	96
FIGURE 10-5	PLAN VIEW (TOP) AND CROSS SECTION VIEWS (A-B AND C-D)	97
FIGURE 10-6	PLAN SHOWING BIG HILL PIT USED FOR RESOURCE REPORTING, DRILL COVERAGE AND DRILL ORIENTATIONS	98
FIGURE 10-7	PLOT OF DRILLHOLE SURVEY METHOD	100
FIGURE 10-8	MAGNETIC DECLINATION CORRECTION AS CURRENTLY APPLIED TO STAWELL GOLD MINES DRILLHOLE DATA	101
FIGURE 10-9	EXAMPLE OF THE CHECK PLOTS USED TO CORRECT DOWNHOLE SURVEY AZIMUTH INFORMATION	102
FIGURE 10-10	AN EXAMPLE OF THE DIAMOND DRILLCORE PHOTOGRAPHS STORED DIGITALLY FOR ALL DIAMOND DRILLCORE	103
FIGURE 11-1	STAWELL GOLD MINES DRILL CORE SAMPLE PREPARATION, ASSAY AND QA/QC FLOWSHEET	110
FIGURE 11-2	ASSAY STANDARD PERFORMANCE FOR FAS DATA (STANDARD DEVIATION TO THE EXPECTED VALUE) G/T AU	115
FIGURE 11-3	OR200 STANDARD PERFORMANCE FOR FAS MAY 2015 RESOURCE MODEL UPDATE	116
FIGURE 11-4	OR204 STANDARD PERFORMANCE FOR FAS MAY 2015 RESOURCE MODEL UPDATE	116
FIGURE 11-5	BLANK STANDARD PERFORMANCE FOR FAS MAY 2015 RESOURCE MODEL UPDATE	117
FIGURE 11-6	PRECISION OF THE CRUSHER FOR THE MAY 2015 FAS RESOURCE MODEL UPDATE	118
FIGURE 11-7	SAMPLE SPLITS (CRUSH SIZE FRACTION SPLIT) COMPARISON FOR MAY 2015 FAS RESOURCE MODEL UPDATE	118
FIGURE 11-8	PRECISION OF THE LAB DUPLICATE DATA FOR MAY 2015 FAS RESOURCE MODEL UPDATE	120
FIGURE 11-9	ASSAY DUPLICATE COMPARISON OF THE LAB DUPLICATE DATA FROM MAY 2015 FAS RESOURCE MODELUPDATE	120
FIGURE 11-10	LOG-LOG GRAPHICAL REPRESENTATION OF THE ASSAY REPEATS FROM MAY 2015 FAS RESOURCE MODEL UPDATE	121
FIGURE 14-1	WEST FLANK LONGITUDINAL PROJECTION SHOWING THE LOCATION OF MINERAL RESOURCE AND MINERAL RESERVE AREAS AS OF 31 DECEMBER 2015	131
FIGURE 14-2	EAST FLANK LONGITUDINAL PROJECTION SHOWING THE LOCATION OF MINERAL RESOURCE AND MINERAL RESERVE AREAS AS OF 31 DECEMBER 2015	132
FIGURE 14-3	STOPE RECONCILIATION	133
FIGURE 14-4	CLASSIFICATION OF MINED MATERIAL FOR 2015	134
FIGURE 14-5	LONGSECTION OF BIG HILL DOMAIN 601 SHOWING COMPOSITES WHICH HAVE A PLUNGE	154
FIGURE 14-6	PLAN OF BIG HILL DOMAIN BIG 602 SHOWING COMPOSITES WHICH HAVE NO PREFERRED PLUNGE	155
FIGURE 14-7	LOCATION OF STAWELL LOW-GRADE STOCKPILE	179
FIGURE 16-1	BIG HILL SURFACE MINING METHOD SCHEMATIC	192
FIGURE 16-2	BIG HILL SURFACE MINING SCHEDULE	193
FIGURE 16-3	EXCAVATOR REQUIREMENTS BIG HILL	195
FIGURE 16-4	HAUL TRUCK REQUIREMENTS BIG HILL	196
FIGURE 17-1	SGM TREATMENT PLANT FLOW SHEET	198
FIGURE 18-1	PLAN SHOWING THE LOCATION OF MIN 5260, STAWELL GOLD MINES OPERATIONAL INFRASTRUCTURE	202
FIGURE 21-1	EXCAVATOR REQUIREMENTS BIG HILL	219
FIGURE 21-2	HAUL TRUCK REQUIREMENTS BIG HILL	220
FIGURE 22-1	BIG HILL OPERATING EXPENDITURE PROFILE	223
FIGURE 22-2	BIG HILL CASHFLOW PRE-TAX NPV	224
FIGURE 22-3	BIG HILL FOUR CASH STREAMS	225
FIGURE 24-1	BIG HILL SURFACE PLAN	233

iv

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

1	EXECUTIVE SUMMARY

This technical report has been prepared for Newmarket Gold Inc. (Newmarket Gold), the beneficial owner of the Stawell Gold Mines. Newmarket Gold is listed on the Toronto Stock Exchange (NMI).

It has been prepared in accordance with the requirements of the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and updates material changes to the Mineral Resource and Mineral Reserve position as of December 31, 2015.

The Mineral Resources and Mineral Reserve estimate for Stawell Gold Mines is a summation of a number of individual estimates for various orebodies and geographically constrained areas. All of these estimates are contained within the Mining Lease MIN5260.

The Stawell Gold Deposit was discovered in the mid 1850’s during the Victorian gold rush, which saw the discovery and exploitation of significant deposits at Bendigo and Ballarat. Mining activity eventually ceased in the 1920’s and after a prolonged period of sporadic exploration, mining operation recommenced in 1981. Mining operations and various levels of exploration and resource development activities have been continuous since 1981 and as such the project has significant past production and development history, which is discussed in this technical report and also utilized during the compilation of the Mineral Resource and Mineral Reserve estimates.

Since the publication of the previous NI 43-101 Technical Report on the Stawell Gold Mines prepared by Justine Tracey, MAusIMM (CP) and Wayne Chapman, MAusIMM (CP) dated March 24, 2015 (the 2014 Stawell Technical Report), Newmarket Gold has drilled and re-estimated the Mineral Resource for some of the deposits within the Stawell underground mine. Using these models, Mineral Reserves have been calculated and are reported within for those Mineral Resources that warrant the financial considerations required to fulfill the requirements of a Mineral Reserve.

In June 2014 the Big Hill Surface Resource and Reserve were reported in the NI 43-101 Technical Report on the Big Hill Enhanced Development Project at Stawell Gold Mines prepared by Dean Basile, MAusIMM (CP) and Stuart Hutchin, MAIG, MAusIMM, dated June 2014 (the Big Hill Technical Report). The ongoing reporting of this Mineral Resource and Reserve is contained within this report.

This technical report has been prepared by a number of the Stawell Gold Mines personnel. The report utilizes information available within Newmarket Gold’s technical reports, published geological papers and internal Mineral Resource and Mineral Reserve documents completed by members of the Stawell Gold Mines mine geological and mine engineering teams.

Justine Tracey, Mark Edwards and Wayne Chapman are qualified persons as defined by NI 43-101 and accept overall responsibility for the preparation of all sections of this technical report including the preparation of the Mineral Resources as reported in Section 14. All information presented in this technical report was prepared in accordance with the requirements of NI 43-101 and is in the format prescribed by that instrument.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

1.1	PROJECT DESCRIPTION AND OWNERSHIP

Stawell Gold Mines is located in the Australian State of Victoria, 250km northwest of Melbourne and 2km from the Township of Stawell, Figure 1-1.

Stawell Gold Mines principal approval is its Mining Lease MIN5260, (see Figure 4-2) issued by the Victorian State Government under the Sustainable Development Act. This MIN5260 lease (centroid coordinates of 142.80° E and 37.06° S, GDA94) encompasses both the Magdala and Wonga Mines and is located both under and around the Township of Stawell with an area of approximately 1,000.58 Ha.

Stawell is a historic goldfield that produced 2.7 million ounces of gold between 1853 and 1926 from both alluvial and hard rock sources. In 1981, Stawell Gold Mines was re-opened by the Western Mining Corporation (WMC)/Central Norseman Gold joint venture with commencement of the Magdala decline. By 1984, the operation had expanded with the construction of a processing facility and subsequent commencement of an open cut operation at the Wonga Mine (2 kilometers south of Magdala). The Wonga Open Cut operated from 1984 to 1987 and produced 778,847 tonnes recovering 69,159 ounces of gold. The Davis Open Cut operated from 1987 to 1989 and produced 154,525 tonnes for 8,992 recovered ounces of gold.

In December 1992, the operation was acquired in a 50/50 joint venture by Mining Project Investors Pty Ltd. (MPI) and Pittston Mineral Ventures (Pittston). The joint venture continued until 2004, during which time there was a record of continued exploration success with discovery of additional mineralized deposits that were subsequently mined.

In February 2004, MPI acquired Pittston’s 50% share of the project. In November 2004, a de-merger of the MPI gold business came into effect, and Leviathan Resources Ltd. (Leviathan) was floated in December 2004. The resource drilling into the Golden Gift Deposit initially identified seven areas of mineralization offset from each other due to late faulting. From the increased geological understanding of the Golden Gift Deposit, it was clear in the mine planning process that two declines were required, the GG5 and GG3 declines, to access the ore zones for continuity of supply.

In January 2007 Perseverance Corporation Limited (Perseverance) acquired Leviathan. Perseverance was acquired by Northgate Minerals Corp. (Northgate) on February 18, 2008. Northgate was acquired by AuRico Gold Inc. (AuRico) in October 2011. Crocodile Gold Corp (Crocodile Gold) completed their acquisition of Stawell Gold Mines from AuRico on May 4, 2012. On July 14, 2015 a merger between Newmarket Gold Inc. and Crocodile Gold was completed to form Newmarket Gold.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 1-1 MAP HIGHLIGHTING LOCATION OF STAWELL GOLD MINES

1.2	GEOLOGY & MINERALIZATION

The Stawell Goldfield is located in the western Stawell Zone of the Lachlan Fold Belt. Interpretations from the Victorian Geological Survey present a thin skinned tectonics model where the Moyston Fault is an east dipping basal detachment, which has juxtaposed higher metamorphic grade rocks of the Stawell Zone against lower grade Cambrian rocks of the Delamarian Glenelg Zone. The west dipping Stawell Fault, Coongee Break and other parallel west dipping faults represent back thrusts from the Moyston Fault. The Stawell-Wildwood corridor therefore represents a significant structural high in an up-thrown block of deeper stratigraphy between the Coongee Break and Pleasant Creek Fault.

Intruded into this sequence are the Stawell Granite and a number of felsic and mafic intrusions. The stratigraphy at Stawell is divided into three principal units: Magdala Basalt, Albion Formation and Leviathan Formation. The dominant feature at Stawell is the 1.2km wide, doubly plunging, northwest-striking Magdala Basalt dome. The Magdala Basalt is made up of a series of basalt noses, interpreted to be flow sheets, which now dip to the southwest and plunge to the northwest. Areas of sedimentation are present between the basalt noses and are locally termed ‘waterloos’.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

There are three mineralization styles at Stawell, being Magdala (separated into west and east flanks), Golden Gift and Wonga. The Magdala and Golden Gift ore types are hosted within the Magdala Volcanogenic. Within the Magdala Deposit there are three main ore types; Central Lode, Basalt Contact Lodes, and Magdala Stockwork Lodes. The east flank mineralization introduces a new ore type: the Hampshire Lode.

Gold occurs as free gold, frequently associated with pyrite, pyhrotite and arsenopyrite.

1.3	EXPLORATION, DEVELOPMENT AND OPERATIONS

Since the closure of the lower portion of Stawell Gold Mines in 2013, production has focused on mining of remnant Mineral Resource and mining pillars in areas above 1065 mRL. The underground mining plan over this period has been based on an extraction target of around 400 - 500kt/pa with a grade range of 2.0 - 3.0 g/t Au. Surface mining plans include the Big Hill project area with ongoing permitting considerations through 2016.

The 2016 mine budget based upon higher confidence material consists of development, mining and processing of 495kt at 2.53 g/t Au of underground mill feed supplemented by 442kt of surface oxide stockpiles for production of 38k ounces.

The mine plan is based upon similar Mineral Resource conversion and discovery as the previous three years, and results in an ongoing underground mine scenario while surface mining operations undergo permitting.

Exploration is carried out in the near mine environment in order to supplement resources that can be accessed from current underground workings with a minimum of development work required. Underground and surface exploration programs are ongoing and have recently been successful in adding inferred Mineral Resources in the Aurora B zone.

1.4	MINERAL RESOURCES AND MINERAL RESERVES

1.4.1	STAWELL GOLD MINES

The total Mineral Resource estimate for the Stawell Gold Mines operations is listed in Table 1-1.

This Stawell Gold Mines Mineral Resource is categorized as Underground (Table 1-3), Big Hill Surface (Table 1-5) and Low Grade Stockpiles (Table 1-7). These are all located on the same Mining Lease and share the Processing Facility.

Stawell Gold Mines Resource
Domain	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Measured	56	2.56	5
Indicated	4,063	1.85	241
Total (Measured and Indicated only)	4,119	1.86	246
Inferred	1,164	3.16	118

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

TABLE 1-1 STAWELL GOLD MINES MINERAL RESOURCE AS AT DECEMBER 31, 2015

NOTES:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources are inclusive of Mineral Reserves.

3.	Mineral Resources were estimated using the following parameters:

a.	Gold price of A$1,500/oz

b.	Cut-off Grade applied was variable for surface Mineral Resources. Grades used were as follows:

•	0.44 g/t for Big Hill surface
•	0.35 g/t for surface Low Grade Stockpiles

c.	Cut-off Grade applied was variable for underground Mineral Resources. Grades used were as follows:

•	2.0 g/t for Mariners and Big Hill outside of current pit optimisation
•	2.3 g/t for all remaining underground Mineral Resources

4.

Surface and Underground Mineral Resource estimates were prepared by Justine Tracey, Senior Resource Geologist, Stawell Gold Mines. Ms Tracey is a member of the Australian Institute of Geoscientists and a Charted Professional member of the Australasian Institute of Mining and Metallurgy, and has over 12 years of relevant geological experience and is the Qualified Person for Mineral Resources under NI 43-101.

5.

Ms. Tracey believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

6.

The quantity and grade of the reported inferred Mineral Resources are uncertain in nature and there has been insufficient exploration to define the inferred Mineral Resources as indicated or measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured Mineral Resources category.

7.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Reserve estimate for the Stawell Gold Mines Operations is listed in Table 1-2. This total Mineral Reserve is categorized as Underground (Table 1-4), Big Hill Surface (Table 1-6) and Low Grade Stockpiles (Table 1-8).

Classification	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Proven	51	2.49	4
Probable	3,428	1.46	162
Total Mining Reserve	3,479	1.48	166

TABLE 1-2 MINERAL RESERVE CLASSIFICATION AS AT DECEMBER 31, 2015

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by NI 43-101.

2.	Mineral Reserves were estimated using the following economic parameters:

a.	Gold price of A$1,450/oz

b.	Cut-off Grade applied was variable for underground depending upon width, mining method and ground conditions.

c.	Cut-off Grade applied to Big Hill surface was 0.4 g/t Au

d.	Cut-off Grade applied to surface LG Stockpiles was 0.35 g/t Au

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

3.

Underground Mineral Reserve estimates were prepared by Stawell Gold Mines personal under the guidance of Wayne Chapman, Technical Manager Stawell Gold Mines. Mr Chapman is a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 11 years of relevant mining engineering experience and is the Qualified Person for Mineral Reserves under NI 43-101.

4.

Big Hill Surface Mineral Reserve estimates were prepared by Mining One personal under the guidance of Mark Edwards. Mr Edwards is the General Manager for Exploration, Newmarket Gold and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 11 years of relevant mining engineering experience and is the Qualified Person for Mineral Reserves under NI 43-101.

5.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

1.4.2	UNDERGROUND

The Mineral Resource estimate for the Stawell underground mine is listed in Table 1-3.

Stawell Underground Mineral Resource
Domain	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Measured	56	2.56	5
Indicated	669	3.49	75
Total (Measured and Indicated only)	725	3.42	80
Inferred	1,118	3.24	116

TABLE 1-3 UNDERGROUND MINERAL RESOURCE ESTIMATION AS AT DECEMBER 31, 2015

NOTES:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources are inclusive of Mineral Reserves.

3.	Mineral Resources were estimated using the following parameters:

a.	Gold price of A$1500/oz

b.	Cut-off Grade applied was variable for surface Mineral Resource . Grades used were as follows:

•	0.44 g/t for Big Hill surface
•	0.35 g/t for surface Low Grade Stockpiles

c.	Cut -off Grade applied was variable for underground Mineral Resources. Grades used were as follows:

•	2.0 g/t for Mariners and Big Hill outside of current pit optimisation
•	2.3 g/t for all remaining underground Mineral Resources

4.

Surface and Underground Mineral Resource estimates were prepared by Justine Tracey, Senior Resource Geologist, Stawell Gold Mines. Ms Tracey is a member of the Australian Institute of Geoscientists and a Charted Professional member of the Australasian Institute of Mining and Metallurgy, and has over 12 years of relevant geological experience and is the Qualified Person for Mineral Resources under NI 43-101.

5.

Ms. Tracey believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

6.

The quantity and grade of the reported inferred Mineral Resources are uncertain in nature and there has been insufficient exploration to define the inferred Mineral Resources as indicated or measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured Mineral Resource category.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

7.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Reserve estimate for the Stawell underground mine is listed in Table 1-4.

Classification	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Proven	51	2.49	4
Probable	305	2.47	24
Total Mining Reserve	356	2.47	28

TABLE 1-4 UNDERGROUND MINERAL RESERVE CLASSIFICATION AS AT DECEMBER 31, 2015

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by NI 43-101.

2.	Mineral Reserves were estimated using the following economic parameters:

a.	Gold price of A$1,450/oz

b.	Cut-off Grade applied was variable for underground depending upon width, mining method and ground conditions.

3.

Underground Mineral Reserve estimates were prepared by Stawell Gold Mines personal under the guidance of Wayne Chapman, Technical Manager Stawell Gold Mines. Mr Chapman is a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 11 years of relevant mining engineering experience and is the Qualified Person for Mineral Reserves under NI 43-101.

4.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

1.4.3	BIG HILL SURFACE

The Mineral Resource estimate for the Surface Big Hill Project at Stawell Gold Mines is listed in Table 1-5.

Stawell Underground Resource
Domain	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Measured
Indicated	2,971	1.68	160
Total (Measured and Indicated only)	2,971	1.68	160
Inferred	46	1.15	2

TABLE 1-5 BIG HILL SURFACE MINERAL RESOURCE AS AT DECEMBER 31, 2015

NOTES:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources are inclusive of Mineral Reserves.

3.	Mineral Resources were estimated using the following parameters:

a.	Gold price of A$1,500/oz
B.	Cut-off Grade applied for Big Hill Surface Mineral Resource is 0.44 g/t Au

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

4

Surface Mineral Resource estimates were prepared by Justine Tracey, Senior Resource Geologist, Stawell Gold Mines. Ms Tracey is a member of the Australian Institute of Geoscientists and a Charted Professional member of the Australasian Institute of Mining and Metallurgy, and has over 12 years of relevant geological experience and is the Qualified Person for Mineral Resources under NI 43-101.

5.

Ms. Tracey believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

6.

The quantity and grade of the reported inferred Mineral Resources are uncertain in nature and there has been insufficient exploration to define the inferred Mineral Resources as indicated or measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured Mineral Resource category.

7.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Reserve estimate for the Big Hill surface project is listed in Table 1-6.

Classification	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Proven
Probable	2,700	1.51	132
Total Mining Reserve	2,700	1.51	132

TABLE 1-6 BIG HILL SURFACE MINERAL RESERVE CLASSIFICATION AS AT DECEMBER 31, 2015

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by NI 43-101.

2.	Mineral Reserves were estimated using the following economic parameters:

a.	Gold price of A$1,450/oz

b.	Cut-off Grade applied was 0.4 g/t Au

3.

Big Hill Surface Mineral Reserve estimates were prepared by Mining One personal under the guidance of Mark Edwards, General Manager Exploration Newmarket Gold. Mr Edwards is a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 18 years of relevant mining experience and is the Qualified Person for Mineral Reserves under NI 43-101.

4.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

1.4.4	LOW GRADE STOCKPILES

The Mineral Resource estimate for the Stawell surface low grade stockpiles is listed in Table 1-7.

Stawell Low Grade Stockpile Mineral Resource
Domain	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Measured	-	-	-
Indicated	423	0.43	6
Total (Measured and Indicated only)	423	0.43	6
Inferred	-	-	-

TABLE 1-7 LOW GRADESTOCKPILE MINERAL RESOURCE AS AT 31 DECEMBER 2015

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

NOTES:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources are inclusive of Mineral Reserves.

3.	Mineral Resources were estimated using the following parameters:

a.	Gold price of A$1,500/oz

b.	Above 0.35 g/t Au cut-off

4.

Surface Low Grade Mineral Resource estimates were prepared by Justine Tracey, Senior Resource Geologist, Stawell Gold Mines. Ms Tracey is a member of the Australian Institute of Geoscientists and a Charted Professional member of the Australasian Institute of Mining and Metallurgy, and has over 12 years of relevant geological experience and is the Qualified Person for Mineral Resources under NI 43-101.

5.

Ms. Tracey believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

6.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Reserve estimate for Stawell Surface Low Grade Stockpiles is listed in Table 1-8.

Classification	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Proven	-	-	-
Probable	423	0.43	6
Total Mining Reserve	423	0.43	6

TABLE 1-8 LOW GRADE STOCKPILE MINRAL RESERVE CLASSIFICATION AS AT 31 DECEMBER 2015

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Reserves were estimated using the following economic parameters:

a.	Gold price of A$1,450/oz

b.	Above 0.35 g/t Au cut-off

3.

Surface Low Grade Mineral Reserve estimates were prepared by Stawell Gold Mines personal under the guidance of Wayne Chapman, Technical Manager Stawell Gold Mines. Mr Chapman is a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 11 years of relevant mining engineering experience and is the Qualified Person for Reserves under NI 43-101.

4.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

1.5	INTERPRETATION

The data on which this updated Mineral Resource and Mineral Reserve statement is based has been collected utilizing the quality systems, procedures and processes. There are very high standards of data collection and storage utilized at Stawell Gold Mines and the assay quality is supported by QA/QC documentation and verifiable data. Data management systems are in place to ensure long term security of all geological information collected on site.

The gold grade estimates are based on high quality assay datasets of diamond drill core that has been spatially located, sampled and assayed using sound industry standard practices.

There is available an extensive coverage of diamond drilling reaching a drill spacing of 15m x 15m in areas that are subject to grade control drilling. Additionally face mapping information and “sludge sample” holes logged for geology are available to construct geological models for all Mineral Resource areas. The key control on Mineral Resource estimation is an accurate definition of the constraining geological models. Estimation of grade within the domains, whilst still very important, is of secondary importance to the first order geological domaining. The geological personnel have a sound understanding of the mineralized system and have good practices in place to ensure quality models are produced.

In addition to the quality control and data verification procedures, the Qualified Persons preparing the Mineral Resource estimates have further validated the data upon extraction from the database prior to resource interpolation. This verification used MineSight software as the primary tool to identify data problems. This allowed the omission of holes if they were of questionable quality, for example due to low quality sample techniques or incomplete assaying. When coupled with the more mechanical check processes ensuring high quality is entering the database in the first place, these checks were effective in allowing the Qualified Persons to be confident that the data was geologically coherent and of appropriate quality.

1.6	CONCLUSION AND RECOMMENDATIONS

Ongoing mining operations in the upper levels of Stawell Gold Mines through both low grade resource remodelling and mining and adjusted operational costs have provided confidence in a mine budget targeting 38koz for 2016. Continued western flank low grade resource investigation, Big Hill surface mining permitting and underground eastern flank exploration provide opportunity beyond 2016.

The Stawell Mineral Resource increased in inventory over the past 12 months. A small increase in Indicated ounces in the Magdala Western Flank mineralisation does not reflect the extent of conversion during the year. This is a result of a short time frame between delivery of the resource and mine scheduling, thus material that was converted during the reporting period is already in production in the same reporting period.

An increase to the Inferred resource in the reporting year is result of targeted drilling of the unmined margins of the Magdala orebody (Federal Albion South, Below Scotchmans 250 and Upper South Fault 2) and exploration drilling on the Eastern Flank (Aurora B).

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Prior to the reporting period the a significant portion of the Inferred Mineral Resource inventory underwent conversion to Indicated Mineral Resource in order to sustain Mine Operations. Drill programs through 2015 have enabled this material to be replaced through the course of 2015. Continued drilling and investigation into the Inferred resource areas in 2016 gives capacity for conversion to Indicated and understand into along strike and down plunge potential to the mineralisation.

Mineral Reserve has matched depletion. Big Hill Surface Mineral Reserve was reduced in line with the adjusted Big Hill mining plan.

A summary of the recommendations:

•

A structural review of all available drill core to understand the down plunge position and potential of the mineralized shoots on the eastern flank Aurora B. Undertake further diamond drilling on the Eastern Flank for exploration of mineralization extent of the Aurora B zone.

•	Undertake infill diamond drilling on the upper southern extents of priority lodes on the western flank to confirm the assumptions of geological continuity inherent in the current estimate.
•	Continue to build geological models over the Magdala orebody where there is no current digital model to aid in targeting and geological understanding.
•	Undertake targeted resource drilling on the faulted extremities of the mineralization (above the Scotchmans Fault and below the South Fault).
•	Continue underground channel sampling and digital capture of the results to assist with determination of wireframe extents and aid the consideration of recoverable reserves.
•	Continue to review the performance of the Mineral Resource estimate through regular reconciliation between geological modelling, mining and the processing facility.
•	Continue further permitting applications for the Big Hill surface mining project.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

2	INTRODUCTION AND TERMS OF REFERENCE

2.1	INTRODUCTION

The purpose of this technical report on the Stawell Gold Mines is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Stawell Gold Mines as at December 31, 2015. This technical report is prepared in accordance with NI 43-101.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three operating mines in Australia – the Fosterville and Stawell Gold Mines in the State of Victoria and Cosmo Gold Mine in the Northern Territory.

The Stawell Gold Deposit was discovered in the mid 1850’s during the Victorian gold rush, which saw the discovery and exploitation of significant deposits at Bendigo and Ballarat. Mining activity eventually ceased in the 1920’s and after a prolonged period of sporadic exploration, mining operations recommenced in 1981. Mining operations and various levels of exploration and Mineral Resource development activities have been continuous since 1981 and as such, the project has significant past production and development history which is discussed in this technical report and also utilized during the compilation of the Mineral Resource and Mineral Reserve estimates.

The Authors have prepared this technical report for Newmarket Gold in respect of the underground Mineral Resource and Reserve of the Stawell Gold Mines, which is located adjacent to the Township of Stawell, Western Victoria, Australia. The underground operation has been in operation since 1981 and has produced in excess of 2.31 million ounces of gold during this period.

Crocodile Gold (now Newmarket Gold) acquired the Stawell Gold Mines in May 2012 through an acquisition of AuRico’s Australian assets. Newmarket Gold owns a 100% interest in the Stawell Gold Mines including the Big Hill Project with an A$2.00 per gold ounce royalty payable to Minerals Ventures of Australia. Effective Januray 1st, 2016 Newmarket will pay Alamos Gold Inc. a 1% NSR royalty on all production from Stawell Gold Mines.

This technical report includes a geological overview of the Stawell Gold Mines, including a description of the geology, mineralization, key occurrences and deposits. It also provides an update on Mineral Resources and Mineral Reserves, and makes recommendations on additional exploration and development drilling which has the potential to upgrade Mineral Resource classifications and to augment the Mineral Resource base.

2.2	TERMS OF REFERENCE

This technical report supersedes and updates the 2014 Stawell Technical Report and the Big Hill Technical Report. This technical report is inclusive of all Mineral Resource and Mineral Reserves contained within the Stawell Gold Mines operations.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

This technical report has been prepared in accordance with the requirements of the NI 43-101 and updates changes to the Mineral Resource and Mineral Reserve position of the Stawell Gold Mines as of December 31, 2015.

The Mineral Resources estimate for the Stawell Gold Mines is a summation of a number of individual estimates for various orebodies or various geographically constrained areas. All of these estimates are contained within the Mining Lease MIN5260. Details of the locations and geographical constraints of the various orebody components as of December 31, 2015 are given in Section 8. The Mineral Reserves estimate for the Stawell Gold Mines is a summation of a number of individual estimates for various methods of extraction of Mineral Resource areas contained within Mining Lease MIN5260.

2.3	AUTHORS’ QUALIFICATIONS & RESPONSIBILITIES

This technical report conforms to the CIM Standards on Mineral Resources and Mineral Reserves referred to in NI 43-101. The qualified persons (together, the Authors) who supervised the preparation of this technical report are:

➢

Wayne Chapman, MAusIMM CP (Mining), Technical Manager, Stawell Gold Mines, Victoria, Newmarket Gold. Wayne Chapman has over 11 years of relevant experience and has worked at Stawell Gold Mine for the past 3.5 years.

➢

Mark Edwards, MAusIMM CP (Geology), General Manager Exploration, Newmarket Gold. Mark Edwards has over 18 years of relevant experience and regularly has worked at Stawell Gold Mine over the past 4 years.

➢

Justine Tracey, BScH Geology, MAIG, MAusIMM CP (Geology), Senior Resource Geologist, Stawell Gold Mines, Victoria, Newmarket Gold. Justine Tracey has over 13 years of relevant experience and has worked at Stawell Gold Mines as a Resource geologist for 6 years.

Responsibilities for the preparation of certain sections of this technical report have been assigned to individual authors as shown in Table 2-1. Technical Reporting Responsibilities of this technical report and such individual authors are not responsible for sections of this technical report other than those indicated in this table.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Technical Report
December 2015
Newmarket Gold
Stawell Gold Mines

Technical Report Section	Qualified Person	Employer
1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 17, 19, 20, 23, 24, 25, 26, 27 & 28	Justine Tracey (Senior Resource Geologist), BScH (Geology), MAusIMM (CP), MAIG	Newmarket Gold
1, 2, 3, 15.1, 15.2, 15.4, 16.1, 16.2, 18, 21.1, 22.1, 25, 26, 27 & 28	Wayne Chapman (Technical Manager), BEng (Mining), MAusIMM (CP)	Newmarket Gold
1, 2, 3, 15.3, 16.3, 18, 21.2, 22.2, 24, 25, 26. 27 & 28	Mark Edwards (General Manager Exploration – Newmarket Gold) BSc, MAusIMM (CP), MAIG	Newmarket Gold

TABLE 2-1 TECHNICAL REPORTING RESPONSIBILITIES

2.4 DEFINITIONS

In this technical report, reference to the "**Stawell Gold Mines**" of Newmarket Gold refers to the current underground mine area including and below the surface Big Hill Project.

All units, unless expressed otherwise, are in the metric system. All gold assay grades are expressed as grams per metric tonne (g/t) unless otherwise specified, with tonnages stated in metric tonnes. Gold metal is reported in troy ounces.

Unless otherwise stated, monetary values are in Australian Dollars (A$).

The following abbreviations and definitions are used throughout this technical report:

Abbreviation	Unit or Term
AAS	Atomic Absorption Spectroscopy
AusIMM	Australasian Institute of Mining & Metallurgy
AHD	Australian Height Datum
AIG	Australian Institute of Geoscientists
AMG	Australian Map Grid
Au	Gold
A$	Australian dollars
Azi	Azimuth
BCM	Bulk Cubic Meter
BIF	Banded Iron Formation
BLEG	Bulk Leach Extractable Gold analysis for soil sampling
CIM	Canadian Institute of Mining, Metallurgy & Petroleum
CIM Standards	CIM Definition Standards for Mineral Resources and Mineral Reserves
CRF	Cemented Rock Fill
DD, DDH	Diamond Drilling, Diamond Drillhole
DELWP	Department of Environment, Land, Water and Planning

14

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

EPA	Environmental Protection Agency
FAS	Federal Albion South
FX	Foreign exchange
g or gm	Gram (s)
g/t	Grams per tonne
GDA94	Geocentric Datum of Australia (usually referred to as GDA94, or just GDA) is a coordinate system for Australia
GEOCD	Geological Rock code
GWM-Water	Grampians-Wimmera-Mallee Water
ha	Hectare (10,000 m2)
Historical Resource

Non-compliant Mineral Resource as reported in publically available documentation. In no terms is this type of Mineral Resource to be included or quantified but is noted in this technical report to reflect previous work that has been completed on deposits outside the current listing in this Mineral Resource statement

IRR	Internal Rate of Return
JORC Code

Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, as amended

JV	Joint Venture
LLD	Lower Limit of Detection
kg	Kilogram(s)
km	Kilometer(s)
Ma	Million Years
m	Meter (s)
MGA	Map Grid of Australia
ML	Milliliters
Mt	Million tonnes
Mtpa	Million tonnes per annum
MMP	Mine Management Plan
mRL	Mine grid reduced level (meters)
NATA	National Association of Testing Authorities
NMI	Newmarket Gold Inc.
NPV	Net Present Value
Oz	Troy ounces (31.1035 g)
Oz/an	Ounce (gold) per annum
%	Per cent by weight
ppb	Parts Per Billion
ppm	Parts Per Million
QA/QC	“Quality Assurance – Quality Control”
PEA	Preliminary Economic Assessment
Qualified Person	“Qualified Person” has the meaning ascribed to such term in NI43-101
RAB	Rotary Air Blast drillhole

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

RC	Reverse Circulation Drillhole
RL	Reduced Level
ROM	Run of Mine ore pad
T or t	Metric tonne (2,204 lbs)
TSF	Tailings Storage Facility
UG	Under Ground
USF1	Upper South Fault 1
$C	Canadian Dollar
US$	United States Dollar
Volc	Volcanogenic
°C	Degrees Celsius

TABLE 2-2 DEFINITIONS AND ABBREVTIATIONS

2.5	MINERAL RESOURCE AND RESERVE DEFINITIONS

2.5.1	MINERAL RESOURCES

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories, Figure 2-1. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors. The phrase ‘reasonable prospects for eventual economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. The Qualified Person should consider and clearly state the basis for determining that the material has reasonable prospects for eventual economic extraction. Assumptions should include estimates of cutoff grade and geological continuity at the selected cut-off, metallurgical recovery, smelter payments, commodity price or product value, mining and processing method and mining, processing and general and administrative costs. The Qualified Person should state if the assessment is based on any direct evidence and testing.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Interpretation of the word ‘eventual’ in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage ‘eventual economic extraction’ as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

2.5.1.1	INFERRED MINERAL RESOURCE

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

2.5.1.2	INDICATED MINERAL RESOURCE

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.

2.5.1.3	MEASURED MINERAL RESOURCE

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

2.5.1.4	MINERAL RESOURCE AND MINERAL RESERVE CLASSIFICATION

The CIM Definition Standards provide for a direct relationship between Indicated Mineral Resources and Probable Mineral Reserves and between Measured Mineral Resources and Proven Mineral Reserves. In other words, the level of geoscientific confidence for Probable Mineral Reserves is the same as that required for the in situ determination of Indicated Mineral Resources and for Proven Mineral Reserves is the same as that required for the in situ determination of Measured Mineral Resources. Figure 2-1, displays the relationship between the Mineral Resource and Mineral Reserve categories.

Figure 2-1 sets out the framework for classifying tonnage and grade/quality estimates so as to reflect different levels of geological confidence and different degrees of technical and economic evaluation. Mineral Resources can be estimated by a Qualified Person, with input from persons in other disciplines, as necessary, on the basis of geoscientific information and reasonable assumptions of technical and economic factors likely to influence the eventual prospect of economic extraction. Mineral Reserves, which are a modified sub-set of the Indicated and Measured Mineral Resources (shown within the dashed outline in Figure 2-1), require consideration of modifying factors affecting profitable extraction, including mining, processing, metallurgical, economic, marketing, legal, environmental, infrastructure, social and governmental factors, and should be estimated with input from a range of disciplines. Additional test work, e.g. metallurgy, mining, environmental is required to reclassify a resource as a reserve.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

In certain situations, Measured Mineral Resources could convert to Probable Mineral Reserves because of uncertainties associated with the modifying factors that are taken into account in the conversion from Mineral Resources to Mineral Reserves. This relationship is shown by the dashed arrow in Figure 2-1 (although the trend of the dashed arrow includes a vertical component, it does not, in this instance, imply a reduction in the level of geological knowledge or confidence). In such a situation these modifying factors should be fully explained. Under no circumstances can Indicated Resources convert directly to Proven Reserves.

In certain situations previously reported Mineral Reserves could revert to Mineral Resources. It is not intended that re-classification from Mineral Reserves to Mineral Resources should be applied as a result of changes expected to be of a short term or temporary nature, or where company management has made a deliberate decision to operate in the short term on a non-economic basis. Examples of such situations might be a commodity price drop expected to be of short duration, mine emergency of a non-permanent nature, transport strike etc.

FIGURE 2-1 RELATIONSHIP BETWEEN MINERAL RESERVES AND MINERAL RESOURCES

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

2.5.2	PRELIMINARY FEASIBILITY STUDY

The CIM Definition Standards requires the completion of a Pre-Feasibility Study as the minimum prerequisite for the conversion of Mineral Resources to Mineral Reserves.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

2.5.3	FEASIBILITY STUDY

A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The term proponent captures issuers who may finance a project without using traditional financial institutions. In these cases, the technical and economic confidence of the Feasibility Study is equivalent to that required by a financial institution.

2.5.4	MINERAL RESERVES

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant Modifying Factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

‘Reference point’ refers to the mining or process point at which the Qualified Person prepares a Mineral Reserve. For example, most metal deposits disclose Mineral Reserves with a “mill feed” reference point. In these cases, reserves are reported as mined ore delivered to the plant and do not include reductions attributed to anticipated plant losses. In contrast, coal reserves have traditionally been reported as tonnes of “clean coal”. In this coal example, reserves are reported as a “saleable product” reference point and include reductions for plant yield (recovery). The Qualified Person must clearly state the ‘reference point’ used in the Mineral Reserve estimate.

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

2.5.4.1	PROBABLE MINERAL RESERVE

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

The Qualified Person(s) may elect, to convert Measured Mineral Resources to Probable Mineral Reserves if the confidence in the Modifying Factors is lower than that applied to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

2.5.4.2	PROVEN MINERAL RESERVE

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study. Within the CIM Definition standards the term Proved Mineral Reserve is an equivalent term to a Proven Mineral Reserve.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

3	RELIANCE ON TECHNICAL EXPERTS – MINERAL RESOURCE ESTIMATES

This technical report has been prepared by the Authors for Newmarket Gold and is based, in part, as specifically set forth below in Table 3-1 on the review, analysis, interpretation and conclusions derived from information which has been provided or made available to the Authors by Newmarket Gold, augmented by direct field examination and discussion with former employees, current employees of Newmarket Gold and consultants who have previously worked for past operators or are currently working for Newmarket Gold. The Authors have reviewed such information and determined it to be adequate for the purposes of this Technical Report. The Authors do not disclaim any responsibility for this information.

It is the view of the Authors that the data collection, storage, and analysis methods utilized in estimating and compiling Mineral Resource estimates at Stawell Gold Mines are of sufficient quality to ensure the information is reliable and suitable for the compilation of this technical report. The Authors are not aware of any critical data that has been omitted so as to be detrimental to the objectives of this technical report. There was sufficient data provided to enable credible interpretations to be made in respect of the data. The principal Authors, Justine Tracey and Wayne Chapman believe that no information that might influence the conclusion of this technical report has been withheld from the study.

Newmarket Gold used the assistance of internal employees to assist with the generation of this technical report. Below is a summary of those roles and the areas they were responsible for within this technical report.

Area of Contribution	Site Expert	Sections
Metallurgy and Recovery	Peter Wemyss Metallurgy Manager	17
Environmental Studies	David Coe Environmental Manager	3 & 20
Geological Exploration	Sarah Heard Senior Exporation Geologist	9

TABLE 3-1 SITE EXPERTS WHO CONTRIBUTED TO THE TECHNICAL REPORT

The Author of Section 20 of this technical report is also reliant on external consultants for expert advice and opinions. Where external advice has been used in Section 20 the appropriate parties have been referenced.

3.1	HISTORICAL INFORMATION

Information relating to historical exploration, production and Mineral Resources and Reserves, mining and metallurgy has in part been sourced from summary documentation prepared by past operators and Newmarket Gold, from previously filed NI 43-101 Technical Reports and corporate filings and press releases available on the System for Electronic Document Analysis and Retrieval (SEDAR) website:www.SEDAR.com and from other public sources. Where required the source of this information has been noted in this technical report.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Interpretations and conclusions contained herein reflect the detail and accuracy of historical exploration data available for review. Given the nature of mineral exploration, and with more detailed modern exploration work and new exploration and mining technology, more precise methods of analysis and advances in understanding of local and regional geology and mineral deposit models over time, the interpretations and conclusions contained herein are likely to change and may be found to be in error or be obsolete. As part of Newmarket Gold’s ongoing process to improve Mineral Resource estimates, all mining information is reconciled against the models to ensure accuracy; this assists in improving the accuracy of the models. A qualified person has not done sufficient work to classifying historical estimates as current Mineral Resource or Mineral Reserves and Newmarket Gold is not treating any historical estimates as current Mineral Resources or Mineral Reserves .

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

4	PROPERTY DESCRIPTION & LOCATION

4.1	LOCATION

Stawell Gold Mines is located in the Australian State of Victoria, 250km northwest of Melbourne and 2km from the Township of Stawell (see Figure 4-1). Stawell is a rural township of approximately 6,500 people and is within the Northern Grampians Shire.

4.2	PROPERTY DESCRIPTION

Stawell Gold Mines principal approval is its Mining Lease MIN5260, (see Figure 4-2) issued by the Victorian State Government under the Sustainable Development Act. This MIN5260 lease (centroid coordinates of 142.80° E and 37.06° S, GDA94) encompasses both the Magdala and Wonga Mines and is located both under and around the Township of Stawell with an area of approximately 1,000.58 Ha. The mining lease is comprised of private and crown land including designated crown land reserves. Designated crown land reserves require particular consideration in accordance with the Sustainable Development Act and the National Parks (Box Ironbark and Other Parks) Act 2002.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 4-1 LOCATION MAP OF THE MIN5260 LEASE. THE GRID IS LATITUDE AND LONGITUDE (GDA94)

Stawell Gold Mines refers to the underground workings on Mining Lease MIN5260. Big Hill locally refers to the area approximately 1km north of the current underground mine and milling operations at Stawell Gold Mines. With respect to this technical report, Stawell Gold Mines refers to the underground workings as highlighted in yellow and the Big Hill surface project as highlighted in pink (see Figure 4-2 below).

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 4-2 AERIAL VIEW OF THE MIN5260 LEASE INDICATING UNDERGROUND AND PIT LOCATIONS

The surface project site is mainly Crown land under the control of DELWP, with four exceptions, namely:

➢	CA 11B is a Public Purpose Reserve – Committee of Management is Northern Grampians Shire Council;
➢	CA 10A & 11A comprise a Reservoir Reserve – Committee of Management is GWM-Water;
➢	CA 10F is freehold land owned by GWM-Water; and
➢	Private land lot 11 is owned by Stawell Gold Mines.

Within the Crown land, apart from the mine ventilation shaft, above-ground mine development and some memorials and a picnic facility, four small areas of land are developed for specific uses, namely:

➢	CA 10B a former Forest Commission Reserve, containing a DELWP Fire Tower.
➢	CA 10C, a former Municipal Purposes Reserve leased to Shire of Stawell is now leased to Vencorp and houses the organization’s radio communication facility.
➢	CA 10D a former Police & Emergency Services Reserve, is leased to the Victorian Police. It houses the State Mobile Radio Network (Telstra).
➢	CA 10G is leased by Optus Communications and contains a mobile telephone tower and three buildings. It houses the mobile telephone facilities for Optus, Telstra and Vodafone.

4.3	LEGISLATION AND PERMIT

Stawell Gold Mines principal approval, MIN5260, issued by the Victorian State Government under the Mineral Resources (Sustainable Development) Act 1990 (Vic) (the Sustainable Development Act) is the applicable “right to mine” title over the land described in Section 4.1. Newmarket Gold is the 100% owner of the title. MIN5260 is current to 2020, when it will require to be renewed. This approval was first issued on the May 31, 1985 as ML1219 and has been amended on at least six occasions as a result of approved Work Plan variations.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Attached to this title are mining license conditions upon which a Work Plan and all associated Work Plan variations are filed with the regulatory authority, the license is regularly reviewed and updated by the State according to current legislations and guidelines. Stawell Gold Mines mining license was last updated in 2011. The license covers the areas of:

•	Work plan requirements
•	Land use
•	Insurances
•	Public Safety
•	Community engagement
•	Reporting
•	Environmental impact management
•	Rehabilitation and bonds
•	Exploration
•	Hazardous material management

Mining License 5520 was granted to Stawell Gold Mines in March 2010 to cover the northern extension of the Magdala lodes outside MIN5260. No mining activity was undertaken on this license and exploration drilling found the prospect to be uneconomic. The license was relinquished in March 2013 and the area is now covered as Exploration License EL5474.

Apart from the primary mining legislation the Sustainable Development Act, operations on MIN5260 are subject to the additional following legislation and regulations for which all appropriate permits, (MIN5260) and approvals have been obtained.

Acts:

•	Extractive Industry Development Act 1995 (Vic)
•	Environment Protection Act 1970
•	Mines Act 1958
•	Planning and Environment Act 1987
•	Environmental Protection and Biodiversity Conservation Act 1999
•	National Environment Protection Council (Vic) Acts 1995
•	Flora and Fauna Guarantee Act 1988
•	Catchment and Land Protection Act 1994
•	Archaeological and Aboriginal Relics Preservation Act 1972
•	Heritage Act 1995
•	Forest Act 1958
•	Dangerous Goods Act 1985
•	Mines Safety and Inspection Act 1994
•	Drugs, Poisons and Controlled Substances Act 1981
•	Health Act 1958
•	Water Act 1989

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

•	Crown Land (Reserves) Act 1978
•	Radiation Act 2005
•	Sustainability Victoria Act 2005
•	Country Fire Authority Act 1958
•	Conservation, Forests and Lands Act 1987
•	Wildlife Act 1975

Regulations:

•	Dangerous Good (Explosives) Regulations 2011
•	Dangerous Good (Storage and Handling) Regulations 2000
•	Dangerous Goods (HCDG) Regulations 2005
•	Occupational Health and Safety Regulations 2007
•	Forest Fire Regulations 1992
•	Biodiversity Conservation Regulation 2000
•	Drugs, Poisons and Controlled Substances (Commonwealth Standard) Regulations 2001
•	Mineral Resources (Infringements) Regulations 1991
•	Environmental Protection (Vehicle Emissions) Regulations 2003

Regular reviews of legislation and regulation requirements have been completed and Stawell Gold Mines maintains all required statutory approvals to continue with mining operations.

4.4	ROYALTY AND ENCUMBERANCES

There are two royalties associated with MIN5260. The first royalty of $2.00 per ounce is payable to Mineral Ventures of Australia (MVA). The royalty agreement was signed in February 2004 and is in place until the earlier of 15 years of production or 2.5 million ounces of gold produced. Furthermore, this royalty agreement extends to Victorian tenements held by Leviathan Resources Ltd (now a wholly-owned subsidiary of Newmarket Gold), which included MIN5260. The second royalty of 1% of Net Smelter Returns and is payable to Alamos Gold Inc. The royalty agreement was signed in January 2015 and is in place from 1st January 2016 and in perpetuity thereafter. Furthermore, this royalty extends to the following tenements: EL 5474, EL 3008 and EL 4279.

4.5	ENVIRONMENTAL LIABILITIES

Stawell Gold Mines is operating under a Work Plan submitted as required under Section 3 of the general license conditions of MIN5260. A key component of this Work Plan is an Environmental Management Plan (EMP) the most recent of which was approved by the Department of Primary Industries Victoria in February 2013 in conjunction with the 2013 Processing of Mt Micke Stockpile Work Plan Variation. A requirement of the general license conditions of a mining license is to maintain the EMP and update it accordingly as work plan variations are presented.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Rehabilitation for the project is ongoing: Stawell Gold Mines entered into a cooperative research project with both Curtin and Melbourne Universities in 2000 to conduct rehabilitation trials to prepare the rehabilitation program for eventual closure of the operations. These trials were extensive and have been undertaken over many years with works ongoing with O’Kane Consultancy regarding tailings storage facility capping design. Other than the existing rehabilitation bond of A$4,803,000 lodged with the Department of State Development and Business Innovation, the project is not subject to any other environmental liabilities.

4.6	STAWELL GOLD MINES LOCAL SURVEY GRID REFERENCE

All survey data on MIN5260 is collected and stored using modified AMG co-ordinates, based on Australian Map Grid AGD 66 (Zone 54). The convention is to drop the first digit of the northing, so 5,896,000N becomes 896,000N. The easting value is unchanged.

The mine RL is calculated as -300m RL AHD and displayed as a negative number below surface. The RL origin is at 303.60 AHD station located adjacent to the mine on Big Hill, Stawell.

The principal local grid in use within the Mine Lease is the Stawell Gold Mines grid (also referred to as the “45 degree grid”) as shown in Figure 4-3. This grid is orientated 45° west of AMG north and has its origin at 5890137.479N and 659498.820E. It is convention to divide the northing by 20 and refer to this as the section northing line, (i.e. northing 6200 becomes the 310 section line). Additional local grids are used as required for presentation of geological information as required.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 4-3 LOCAL MINE GRID USED AT STAWELL GOLD MINES

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY

5.1	ACCESSIBILITY

Stawell Gold Mines is easily accessible from Melbourne via the Western Highway. Access closer to the mine site is provided through a network of sealed bitumen government roads. Roads within the mine site are unsealed and regularly maintained. The main Melbourne to Adelaide rail line passes through the Township of Stawell, which is also serviced by a local sealed airfield.

5.2	CLIMATE

The Township of Stawell is located within the southern part of the Wimmera where the climate is described as semi-arid, allowing for exploration and mining activities all year round. Stawell weather for the past 20 years has recorded an annual daily average temperature of 19.7°C, a daily high mean maximum of 28.1°C in February and low daily maximum mean of 12°C occurring in July. Mean annual rainfall is 562.1 millimeters with 80.4 days per year on average recorded as having rain.

5.3	LOCAL RESOURCE

Stawell Gold Mines has been in operation for over 30 years, developing a highly experienced workforce. Many contractors, also having a long association with the mine, are available in the Township of Stawell and surrounding regions. Due to Stawell Gold Mines’ close location to the Township of Stawell many facilities are available. Within the Township area is a police station, hospital, schools and shops. Main electricity and water are also accessible.

5.4	INFRASTRUCTURE

Stawell Gold Mine’s facilities are extensive and representative of a modern gold mining operation. Surface facilities include the gold processing plant, offices, core shed, laboratory and workshops. Larger infrastructure onsite includes a tailings dam, covering 96 Ha and receiving 100% of gold tailings from the processing plant. Three freshwater dams occur throughout the mine lease. The mine purchases electric power from Origin Energy Australia.

Water supply is from harvested rainfall runoff, mine dewatering, recycling of process water from the tailings facility, and by way of a 1ML/day raw water right entitlement and urban customer access to potable supply from Lake Bellfield located in the Grampians Mountains. The capacity of the site water storages is approximately 690ML. Potable water is preferentially used in the processing operations as it improves gold recovery particularly for the sulphide portion of the orebody.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

5.5	PHYSIOGRAPHY

The area surrounding Stawell is flat to gently undulating farmland with the Grampians Mountain Range and National Park 20 kilometers to the southwest. Close to the center of Stawell is Big Hill, the Township’s highest point 303.6 meters above mean sea level. Stawell Gold Mines is situated on the southern slope of Big Hill. Parts of the area adjacent to the mine are covered by iron bark forest.

5.6	MINING PERSONNEL

The Stawell Gold Mines is located adjacent to the Stawell Township and as a result, the mining industry within the region is well understood and supported by the surrounding centers. Mining activities have a direct impact on the manufacturing, service and hospitality sectors of the local economies.

Newmarket Gold is involved with safety, management, mining engineering, geology and exploration, survey, stores control, processing and maintenance, environmental and permitting, and administration, mining and haulage functions.

A number of other contracting groups are engaged for maintenance services, labor hire services, road repairs, drilling activities and other typical contracted activities.

The Stawell Gold Mines has a workforce of 155 people, including 135 employees and 20 contractors. Newmarket Gold preferentially employs locally.

Mining and processing operations run 24 hours a day, each day of the year, primarily based on two 12 hour shifts and working a range of rosters.

5.7	PROCESSING FACILITIES

The Stawell gold plant was commissioned in 1984, undergoing a number of upgrades over the years. Current mill capacity is 110tph on underground hard rock and up to 150tph on softer oxide ore types. The treatment facility employs gravity, flotation and fine grind and CIL processes. Infrastructure on site includes a crushing system using a primary jaw crusher and then secondary cone crushers within a closed circuit, before ore is milled in a 1.3MW single-stage, rubber lined, ball mill. The ball mill grinds the ore to 80% passing 120um. The milling circuit incorporates 2 Gravity concentrators (1 Knelson, 1 Falcon concentrator), extracting coarse gold from the slurry prior to flotation/regrind treatment. The 3-stage flotation circuit separates sulphide minerals from the gangue material for fine grinding in a stirred mill. Grinding to 12um further liberates gold and increases recovery.

The leach circuit consists of 12 leach/adsorption tanks, with loaded carbon recovered from the CIL circuit eluted in one of two pressure Zadra elution columns to remove gold as an auriferous caustic-cyanide solution from which the gold is recovered by electro winning. The stripped carbon is reactivated in a horizontal kiln and returned to the CIL circuit for reuse.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Gravity gold recovered is daily discharged into a holding tank, and then intensively leached every 4 to 6 days. Pregnant solution is electrowon onto steel wool.

The electrowon gold (both CIL and Gravity) is pressure cleaned off the stainless steel cathodes then dried and smelted separately in a gas-fired furnace into doré bullion. Bars are stamped for identification and dispatched via security service to the Perth Mint (Western Australia).

Tailings from the processing plant are pumped to Tailings Storage Facility No 2 located approximately 1.8 km SE of the processing plant. This dam is has a currently approved work plan to allow lifting the wall from the current 251.3m RL a further 1.7 meters. At current milling rates this will allow a further 3 years of tailings deposition before further permitting is required.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

6	HISTORY

Stawell is a historic goldfield that produced 2.7 million ounces of gold between 1853 and 1926 from both alluvial and hard rock sources. There was little mining activity in the Stawell area from 1926 to 11th March 1976 when Western Mining Company Resources Ltd. was granted an exploration license over the Stawell Goldfield.

In 1981, Stawell Gold Mines was reopened by a WMC/Central Norseman Gold joint venture with commencement of the Magdala decline. By 1984, the operation had expanded with the construction of a processing facility and subsequent commencement of an open cut operation at the Wonga Mine (2 kilometers south of Magdala). A number of historical tailing dumps were retreated during this period. Towards the end of mining of the Wonga open cut (1987), the Davis open cut operation was commenced. The Davis open cut exploited the oxide material on up dip projection of the Magdala deposit. The Wonga open cut operated from 1984 to 1987 and produced 778,847 tonnes recovering 69,159 ounces of gold. The Davis open cut operated from 1987 to 1989 and produced 154,525 tonnes for 8,992 recovered ounces of gold.

In December 1992, the operation was acquired in a 50/50 joint venture by MPI and Pittston. At this stage, the Magdala decline was at 410m RL, while the Wonga decline was at 180-200m RL. With the acquisition, there was a clear direction to increase expenditure on resource definition drilling and near mine exploration. The joint venture continued until 2004 during which time there was a record of continued exploration success with discovery of additional mineralized deposits that were subsequently mined.

In February 2004, MPI acquired Pittston’s 50% share of the project. Exploration continued in the Golden Gift area during 2004 with the commencement of the Golden Gift south surface exploration program. In November 2004, a de-merger of the MPI gold business came into effect, and Leviathan Resources Ltd. was floated in December 2004. The resource drilling into the Golden Gift Deposit initially identified seven areas of mineralization offset from each other due to late faulting. Conversion of these areas of mineralization into ore blocks wasn’t universal but was successful in the majority of cases. The further drilling of the fault blocks also identified other mineralized surfaces previously unknown due to the faulted nature of the Golden Gift. From the increased geological understanding of the Golden Gift Deposit, it was clear in the mine planning process that two declines were required, the GG5 and GG3 declines, to access the ore zones for continuity of supply.

In January 2007, Perseverance acquired Leviathan Resources Ltd. Perseverance was acquired by Northgate on February 18, 2008. Northgate was acquired by AuRico in October, 2011. Crocodile Gold completed their acquisition of Stawell Gold Mines from AuRico on May 4, 2012. A merger in July 2015 between Newmarket Gold Inc. and Crocodile Gold created Newmarket Gold the current owner of the Mine. Production of both the Magdala and Golden Gift Orebodies has remained continuous with workings having reached to a depth of -1200mRL and -1600mRL respectively. Lower mine closure was exercised by mid-2013 following the interception of the Wildcat Porphyry and subsequent exploration drilling was conducted only to determine orebody offsets beyond economic viability for the continuation of deep mine operations.

Since mid-2013 the mining and exploration methodology at the Stawell Gold Mines has changed considerably as a consequence of the retreat from mining of lower levels. The ‘lower levels’ primarily covers the Golden Gift orebodies which are located below the South Fault; from -900mRl to the lowest development level at -1646mRL. The closure of the lower levels of the mine and an adjusted cost model has resulted in lower operating costs. This has allowed for the consideration of lower grade material for mining. As a consequence, all undepleted material in the upper levels (above the South Fault) have required a review for mining potential and unrecognized mineralized extensions with this allowing for a continued operating profile of around 38koz pa from both lower grade underground sources and processing low grade surface stocks.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

In 1999 a proposal was submitted to the Victorian State Government to establish an open pit mining operation over the area known as Big Hill. This proposal was subsequently rejected due a number of ministerial concerns and an additional application addressing these concerns was presented in 2014. Ministerial assessment raised additional concerns that Stawell Gold Mines are currently addressing.

6.1	HISTORICAL AND MODERN PRODUCTION

Stawell is a historic goldfield having produced approximately 2.7Moz of gold between 1853 and 1926 from both alluvial and hard rock sources. Since the commencement of mining in the modern period, 1984, until December 2015, over 2.2 million ounces have been produced from the Stawell orebody. A summary of annual gold production from underground is shown in Figure 6-1. Ore treated and head grades from underground are shown in Figure 6-2.

FIGURE 6-1 ANNUAL GOLD PRODUCTION SINCE 1984

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 6-2 ANNUAL PROCESSING PLANT PRODUCTION SINCE 1984

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

7	GEOLOGICAL SETTING AND MINERALIZATION

For additional details on the geological setting of the Stawell Project beyond those required by the scope of this technical report, the reader is referred to Fredericksen, D., Miller, G., Dincer, T. (2008).

7.1	REGIONAL GEOLOGY

The Stawell Goldfield is located in the western Stawell Zone of the Lachlan Fold Belt (Figure 7-1). The Stawell Zone is a belt of predominantly deformed meta-sedimentary rocks representing the lower parts of the Cambro-Ordovician Lachlan Fold Belt stratigraphy bound to the west by the Moyston Fault and to the east by the Coongee Break (Vandenberg et al. 2000).

Interpretations from the Victorian Geological Survey present a thin skinned tectonics model where the Moyston Fault is an east dipping basal detachment which has juxtaposed higher metamorphic grade rocks of the Stawell Zone against lower grade Cambrian rocks of the Delamarian Glenelg Zone. The west dipping Stawell Fault, Coongee Break and other parallel west dipping faults represent back thrusts from the Moyston Fault. These back thrusts have progressively emplaced deeper stratigraphy against shallower stratigraphy with a generally west over east sense. An apparent anomaly in this sequence is the presence of deeper magnetic stratigraphy in the Stawell-Wildwood corridor. Vandenberg et al. 2002 interprets that the Pleasant Creek Fault, to the west of the Stawell Fault, actually dips east and has an east over west sense - similar to the Moyston Fault. The Stawell-Wildwood corridor therefore represents a significant structural high in an up-thrown block of deeper stratigraphy between the Coongee Break and Pleasant Creek Fault.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 7-1 IMAGE SHOWING LACHLAN FOLD BELT, LOCATING STAWELL ON THE WESTERN BOUNDARY

7.2	LOCAL GEOLOGY AND PROPERTY

There are three separate orebodies defined at Stawell; the Magdala (west flank and east flank), Golden Gift and Wonga. All have differing characteristics but the same local geology is relevant to the genesis of them all.

7.2.1	STRATIGRAPHY AT STAWELL GOLD MINES

The stratigraphy at Stawell is divided into three principal units: Magdala Basalt; Albion Formation; Leviathan Formation, see Figure 7-4 (Squire and Wilson, 2005). Intruded into this sequence are the Stawell Granite and a number of felsic and mafic intrusions. Squire and Wilson (2005) interpret that the rock unit previously termed the Magdala Volcanogenics (Watchorn and Wilson, 1989) is an alteration facies that locally occurs adjacent to the Magdala Basalt.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

7.2.1.1	MAGDALA BASALT

The Cambrian aged Magdala Basalt is composed of subaqueous low-K tholeiitic lavas that exhibit an aphyric to sparsely plagioclase-phyric texture (Watchorn and Wilson, 1989; Squire and Wilson, 2005). The Basalt body comprises flows ranging from 0.5m to 50m thick, pillows basalts with pillows ranging in size from 0.1 to 2m in size (Watchorn and Wilson, 1989) and monomictic basalt breccias of varying proportions (Pritchard, 2001; Squire and Wilson, 2005).

The basalts are interpreted to form part of the Victorian Cambrian greenstone sequences, which are the oldest known rocks in the Palaeozoic Lachlan Orogen and have inferred ages of 516-514Ma (Squire and Wilson, 2005). The basalts near Stawell occur as dome-like units in the footwall and hangingwall of major faults (Miller and Wilson, 2002). The Magdala Basalt, which closely resemble typical back-arc basin basalts (Kaufman, 2003; Crawford, 1988) has been interpreted to represent the medial to distal facies on the flank of a large basalt edifice upward of 500m thick (Squire and Wilson, 2005) and has similar magmatic affinities to the known basalt bodies north of Stawell, Wildwood and Kewell Basalts (Kaufman, 2003; Jupp, 2003).

7.2.1.2	LEVIATHAN FORMATION

Overlying the Magdala Basalt is a 200-300m thick sequence of non-fossiliferous turbidites (Squire and Wilson, 2005). The turbidite sequence has been subdivided into two different lithologies: the Albion Formation and the Leviathan Formation. The differences between the two lithologies was first recognized but not explored by Gane (1998). He recognized the sediments on the western side of the Magdala Basalt graded from predominantly mud-rich to more sand-rich away from the basalt.

The Albion Formation is believed to have been deposited penecontemporaneously with the Magdala Basalt, and is found on the east flank, interbedded with the Magdala basalt and on the west flank (Squire and Wilson, 2005), it is the lowest clastic sequence found proximal to the Magdala Basalt. The unit varies in thickness with the top of the unit defined by a 20-100m sequence of black mudstone. Within the Albion Formation there are a number of facies which along with black mudstone include calcareous sandstone, siliceous siltstone and sulphidic black mudstone. Squire and Wilson (2005) suggested that the sediments were deposited predominantly due to suspension settling in a sediment-starved sedimentary basin. There were short-lived periods of oxygen-rich conditions shortly after volcanism recognized by the presence of siliceous siltstone but the dominance of black mudstone within the Albion formation indicates the basin of deposition was predominantly anoxic (Squire and Wilson, 2005). The provenance for the Albion Formation sediments has been identified from detrital compositions to be a low-grade metamorphic terrain (Cas, 1983).

The Leviathan Formation overlies the Albion Formation and is dominated by fine-to medium-grained quartz-rich sandstones (Squire and Wilson, 2005). The contact between the two formations is gradational and conformable. Although the Leviathan Formation was deposited in a higher-energy environment than the underlying Albion Formation, the detrital compositions indicate little change in the provenance between the two formations (Squire and Wilson, 2005).

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

The Leviathan and Albion Formations are not segregated by the mine or exploration geologists at Stawell Gold Mines and are referred to by the local name of ‘Mine Schist’.

7.2.1.3	MAGDALA FACIES

The Magdala Facies, termed Magdala Volcanogenics at Stawell Gold Mines, distinguished by its dark green color, is a result of intense chloritic±stilpnomelane alteration of mudstone and or shales located at the base of the Albion Formation and immediately above the Magdala Basalt. The Magdala Facies are the primary and most important host rock for the sulphide replacement style of gold mineralization at Stawell. Major mineralization sulphides include arsenopyrite, pyrite and pyrrhotite, the latter two commonly occurring along cleavage planes and concentrated within shear zones (Robinson, 2005). Magdala Facies is also occurs on the east flank, but differs in that BIF can clearly be identified as protolith and could provide the iron source for chloritic±stilpnomelane alteration. Sulphide replacement of magnetite bands is identified as bands of pyrrhotite.

7.2.1.4	FELSIC INTRUSIONS

Quartz±feldspar-phyric felsic intrusions crosscut the turbidite sequence. The quartz±feldspar-phyric felsic intrusions vary in thickness from 50cm to 12m wide and showed chilled margins. They are predominantly composed of quartz and plagioclase with phenocrysts up to 3mm in size. The feldspar phenocrysts have euhedral shapes and display multiple twinning while the quartz phenocrysts had a cloud-like appearance and were rimmed with fibrous quartz (Gedge, 1997). The groundmass is composed of ~80% quartz in anhedral grains and display undulose extinction (Gedge, 1997).

The felsic intrusions tend to follow northwest-trending shear zones (Wilson et al., 1992) and the emplacement of the quartz±feldspar-phyric felsic intrusions post-dates the main Magdala mineralization event. The intrusions have been dated at 413±3Ma (Arne et al., 1998).

7.2.1.5	STAWELL GRANITE

The Stawell Granite was emplaced during the early Devonian, 401±4Ma (Arne et al., 1998), and is located about 2km south of the Magdala Deposit (Xu et al., 1994) and adjacent to the Wonga Deposit. The pluton is approximately 20km wide and 13km long and intrudes the sandstone and shale units of the turbidite sequence. The pluton is an asymmetrically zoned, medium grained intrusion which contains diorites, granodiorites and magnetite-rich felsic granites (Wilson et al., 1992). There is a 0.5km to 1.0km contact aureole surrounding the Stawell Granite (Xu et al., 1994).

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

There was a change in the regional stress field within the Lachlan Orogen during the Late Silurian, which is expressed at Stawell as a change from east-west shortening to sinistral wrenching along pre-existing faults (Miller and Wilson, 2004a). Reactivation of the D4 shears by sinistral wrenching is termed D5 (Mapani and Wilson, 1994). The sinistral wrenching was followed by another change in the regional stress field with the shortening direction changing to northwest-southeast. A set of major faults oblique to the earlier structural trends associated with this change in shortening direction are termed ‘early South Fault’ structures (Miller and Wilson, 2004a). The last major deformation event was associated with a final change to a northeast-southwest shortening. Faults associated with this event dip northwest and have a dip-slip sense of movement (Miller and Wilson, 2004a).

FIGURE 7-2 D1 TO D5 DUCTILE AND BRITTLE EVOLUTION OF THE STAWELL SYSTEM. FROM MILLER ET AL. 2006

Figure 7-2 above shows stereonets represent hangingwall transport direction calculated at pole to fault with the circle center of each arrow representing a single fault pole (Miller & Wilson 2004a). These transport directions are the inferred maximum resolved shear stress along a fault for an applied stress tensor. A change in the hangingwall transport direction for similarly oriented faults represents a change in stress tensor.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Southeast-directed thrusting: 420-414 Ma
Stawell Fault
Scotchmans Fault Zone
MAGDALA
"Early South Fault"
Northeast-trending footwall cleavage
WONGA
N
1km
a.
Felsic intrusions at ~413 Ma
Felsic intrusion
MAGDALA
N
1km
Felsic intrusion
WONGA
Porphyry dykes plotted as poles (pole to great circle ≈σ1)
b.
Hampshire Fault reactivated - gold ore within porphyry dykes
MAGDALA
Small localised Wonga-style lodes
Felsic intrusion
WONGA
N
1km
c.
Wonga lode formation between 413 and 400 Ma
Hangingwall structures Pregranite (Wonga Mine)
Link/Splay structures Pregranite (Wonga Mine)
Intrusion of Stawell granite at 400 Ma
MAGDALA
N
1km
Contact metamorphism
WONGA
Stawell Pluton
d.
South Fault deformation
ca 400 to 380 Ma
South Fault
1km
N
WONGA
Wildcat Fault
South Fault age structures (Wonga and Magdala mines)
e.

FIGURE 7-3 EVOLUTION OF THE STAWELL SYSTEM FROM 420 TO 380 MA (MODIFIED FROM MILLER & WILSON 2004A)

Figure 7-3 above shows stereonets representing hangingwall transport direction calculated at pole to fault (Miller & Wilson 2004a). Map symbol are the same as those in Figure 7-5. From Miller et al. 2006.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

7.2.3	STAWELL MINE GEOLOGICAL ARCHITECTURE

The dominant feature at Stawell is the 1.2km wide doubly plunging northwest striking Magdala Basalt dome. The Magdala Basalt is made up of a series of basalt noses, interpreted to be flow sheets (Squire and Wilson, 2005), which dip to the southwest and plunge to the northwest. Areas of sedimentation are present between the basalt noses and are locally termed ‘waterloos’. The Magdala Basalt has been drilled and identified to a depth of 1.7km and interpreted from existing drill information and from geophysical modelling to extend along strike at least 5km.

Surrounding the Magdala Basalt dome is the turbidite sequences of the Albion and Leviathan Formations (Mine Schist) which young to the west. The contact between the Mine Schist and Magdala Basalt on the western side is marked by the alteration package of the Magdala Volcanogenics. The Magdala Volcanogenics is weakly developed on the eastern surface of the Magdala Basalt.

This Magdala geology has been faulted and offset by later brittle deformation, the most notable of these offsets is the South Fault which has a northeast over southwest sense of transport (see Figure 7-4, Figure 7-5 and Figure 7-6).

Above the South Fault is the Magdala orebody which contains limited offsets due to late faulting. The Basalt surface in the Magdala orebody which contains limited offsets due to late faulting. The Basalt surface in the Magdala orebody dips to the west and strikes towards 340˚. Beneath the South Fault is the Golden Gift orebody, which is heavily offset by late faulting creating isolated ore blocks. Unlike the Magdala orebody the basalt in the Golden Gift dips to the east and strikes towards 315˚. The late faulting as well as creating isolated ore blocks also complicates the ore geometry within the each block.

To the south of the Magdala Basalt is the Stawell Granite, which structurally is situated below the South Fault (see Figure 7-6).

Located close to an embayment in the Stawell Granite are a series of brittle structures. One of the structures (the Hangingwall structure) strikes towards 350˚ and dips between 25˚ and 50˚ towards the east, and the other structural set, (the Link structures), generally trend toward 240˚ and dip between 40˚ and 70˚ to the southeast (Xu et al., 1994). Crosscutting these late brittle structures are a series of late felsic intrusive. This fault system hosts the Wonga orebody.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

4500E
5000E
5500E
SURFACE
Stawell Fault
Central Lode
MAGDALA
-500MRL
EAST MAGDALA
SOUTH FAULT
GG1
-1000MRL
GG5
Coongee Break
GOLDEN GIFT
GG5 Lower
-1500MRL
GG6
-2000mRL
MINE GRID
4000 E
4500 E
5000 E
5500 E
6000 E
400XS
380XS
360XS
340XS
320XS
300XS
280XS
260XS
240XS
220XS
200XS
8000N
7600N
7200N
6800N
6400N
6000N
5600N
5200N
4800N
4400N
4000N
XS 300 start pt
(AMG AGD66)
XS 300 end pt
(AMG AGD66)
DECLINE
Cross Section Geological Legend
Porphyry
Mineralisation
Leviathan Formation
Albion Formation
Volcanogenics
Basalt
Fault
Stawell Gold Mines
MAGDALA MINE
300 Cross Section
(Mine Grid)
Scale
0m
500m

FIGURE 7-4 MINE GEOLOGY CROSS- SECTION HIGHLIGHTING ARCHITECTURE OF THE MAGDALA AND GOLDEN GIFT OREBODIES

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Stawell Gold Mines
MAGDALA and WONGA
GEOLOGICAL INTERP
AT 1000MRL
SCHEMATIC PLAN
MINERALISATION
BASALT
VOLCANOGENICS
ALBION FORMATION
PORPHYRY
GRANITE
0
500metres
Scale
400XS
350XS
300XS
250XS
200XS
150XS
Stawell Fault
MAGDALA
South Fault
East Magdala
GOLDEN GIFT
Wildcat Porphyry
Stawell Granite
4000E
5000E
6000E
7000E

FIGURE 7-5 PLAN VIEW GEOLOGICAL INTERPRETATION OF THE STAWELL STRUCTURAL AND STRATIGRAPHIC ARCHITECTURE AT 1000MRL

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Grid South
Grid North
Scale
0
500m
Stawell Mine Grid
BIG HILL (Surface)
DECLINE
BIG HILL (Underground)
MARINERS
WONGA
SM250
FED-ALB STH
MAGDALA
UPPER LEVELS
MAGDALA
500mRL
U1
MID MAGDALA
USF2
Stawell Granite
1000mRL
1000mRL
GG1
GG2
GG3
C7
GOLDEN
GIFT
GG5
GG4
DUKES
GG7
1500mRL
1500mRL
GG6
GG6L
2000mRL
2000mRL
140XS
160XS
180XS
200XS 4000N
220XS
240XS
260XS
280XS
300XS 6000N
320XS
340XS
360XS
380XS
400XS 8000N
LONGITUDINAL
PROJECTION
LAYOUT
Mine Grid northing
LINE OF PROJECTION
MAGDALA
DECLINE
4000 E
4500 E
5000 E
5500 E
6000 E
Mine Grid easting
Cross Section number
PROJECTION LINE
SOUTH END
(MGA94_z54)
PROJECTION LINE
NORTH END
(MGA94_z54)
Newmarket Gold
Stawell Gold Mines
STAWELL GOLD MINE
Longitudinal Projection
December 2015
RESERVE BLOCKS
INFERRED/INDICATED RESOURCE AREAS
MINED AREAS
DECLINES
BASALT
PORPHYRY
FAULT BLANK

FIGURE 7-6 STAWELL GOLD MINES WEST FLANK LONGITUDINAL PROJECTION SHOWING THE LOCATION OF THE MINERALIZED ORE BLOCKS

NOTE : THE GEOLOGICAL AND S PATIAL RELATIONSHIP BETWEEN THE MAGDALA, GOLDEN GIFT AND WONGA DEPOSITS CAN CLEARLY BE SEEN

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Grid South
Grid North
Surface
Magdala Crest
Moray Crest
East Flank Crest
AURORA B
South Fault
Flat 2 Fault
Flat 1 Fault
Basalt Crest
Keel of East Flank
728 Decline
Eastern Decline
-500mRL
-1000mRL
-1500mRL
Basalt Crest
Basalt Crest
Basalt Crest
South Fault Block
South Fault
Basalt keel
Wildcat Porphyry
Scale
metres
Stawell Mine Grid
View looking south-west
LONGITUDINAL PROJECTION LAYOUT
Mine Grid northing
Mine Grid easting
4000 E
4500 E
5000 E
5500 E
6000 E
MAGDALA DECLINE
LINE OF PROJECTION
Cross Section number
PROJECTION LINE
SOUTH END
(MGA94_z54)
PROJECTION LINE
NORTH END
(MGA94_z54)
Newmarket Gold
Stawell Gold Mines
STAWELL GOLD MINE
Longitudinal Projection (EAST FLANK)
December 2015
INFERRED RESOURCE AREAS
MINED AREAS
DECLINES (PROJECTED)
BASALT
PORPHYRY

FIGURE 7-7 STAWELL GOLD MINES EAST FLANK LONGITUDINAL PROJECTION SHOWING THE LOCATION OF THE MINERALIZED ORE BLOCKS

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

7.3	MINERALIZATION

There are three mineralization styles at Stawell, being Magdala (separated into west and east flanks), Golden Gift and Wonga. The Magdala and Golden Gift ore types are hosted within the Magdala Volcanogenic. Within the Magdala Deposit there are three main ore types; Central Lode, Basalt Contact Lodes, and Magdala Stockwork Lodes. The east flank mineralization introduces a new ore type: the Hampshire Lode.

Central Lode mineralization (see Figure 7-8) was a significant production source from Magdala early in the mine’s history. It is a quartz-rich shear lode ranging from 0.5m to 10m in width and generally dips 55 - 65° to the west with a total strike length of 4km and a down dip extend of one kilometer. The overall structure is mineralized economic shoots that vary from 20m to 30m in strike up to 200 –; 350 meters in strike. Free gold in the quartz is associated with pyrite, arsenopyrite and recrystallized pyrrhotite. Average mined grade for Central Lode is 4.0 –; 7.0 g/t Au.

FIGURE 7-8 EXAMPLE OF CENTRAL LODE MINERALIZATION

Basalt Contact Lodes (see Figure 7-9) are located parallel to the Magdala Basalt and in ‘waterloo’ or re-entrant positions. They are typically 2m wide and are represented by arrays of quartz sulphide tension veins immediately adjacent to the Volcanogenic Basalt contacts. Sulphides include pyrrhotite, arsenopyrite and pyrite and occur as alteration selvages on tension vein margins. The main alteration mineral is stilpnomelane, resulting in its dark color. The mineralization is isolated to the Magdala Volcanogenic package with none present in the adjacent Magdala Basalt. Ore shoot lengths range between 50m and 450m. The average mined grade for Basalt Contact Lodes is 4.0 – 9.0 g/t Au.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 7-9 EXAMPLE OF BASALT CONTACT MINERALIZATION

The Magdala Stockwork Lodes are situated above major basalt noses and can be described as a hybrid between Central and Basalt Contact Lodes. They consist of large quartz tension vein arrays with arsenopyrite and pyrrhotite dominant sulphide mineralization. The strike extent is limited to 40m to 50m and limited vertically to between 30m and 50m. Average mined grade for Magdala Stockwork Lodes is 4.0 – 7.0 g/t Au.

Unlike the Magdala Deposit there is only one identifiable ore type in the Golden Gift and this is termed the Golden Gift Stockworks. Though there is only one discernible ore type in the Golden Gift, the Golden Gift Stockworks contain a spectrum of all Magdala styles. Typical widths range from 8-12m up to 30m and the strike extents of shoots range between 150m and 400m. Areas of highest gold grades and largest widths are situated above major basalt noses which are present in most orebodies. Quartz content is generally below 25%. Mineralization includes abundant recrystallized pyrrhotite and coarse grained arsenopyrite, pyrite and visible gold. Average mined grade is 4.0 – 10.0 g/t Au.

The Hampshire Lode is a sub-vertical lode hosted within the Stawell Facies on the east flank of the Magdala basalt. The protolith is predominately BIF which has been variably altered with chlorite ± stilpnomelane. This differs to the west flank where the alteration is so intense, protolith cannot be clearly identified. Where the BIF is sulphized tends to correlate with gold mineralization. The sulphides (pyrrhotite, arsenopyrite, pyrite) are the same as those associated with gold mineralization in the basalt contact lodes of the west flank. Visible gold is often seen in quartz veins, chlorite veins or within the strongly chloritized groundmass. The Hampshire Lode does not sit on the immediate contact of the east basalt flank, but in sediment about 10m to the northeast and appears to have an average width of 5m. There has been no mining of this ore type to date.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

The Wonga Deposit is hosted within the locally termed Wonga Schist that is part of the Leviathan Formation along two main fault systems. The Wonga Schist has undergone contact metamorphism during the emplacement of the Stawell Granite and undergone three ductile deformation events similar to other areas of the Stawell region. The two fault systems controlling the mineralization are the hangingwall structure which, strikes towards 350° and dips between 25° and 50° towards the east, and the Link structures, which generally trend toward 240° and dip between 40° and 70° to the southeast. The mineralization is represented by arsenopyrite disseminations to quartz veins within these structures. The main ore minerals present are anhedral fine grained pyrrhotite and arsenopyrite. The higher grade ore zones often show andalusite sericite alteration with rutile and ilmenite associations. Production grades from 4.0 – 6.0 g/t Au were common for the Wonga ore.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

8	DEPOSIT TYPES

For details on the deposit types and mineralization of the Stawell deposits the reader is referred to the Technical Report on Stawell Gold Mine (Fredericksen, Miller and Dincer 2008).

8.1	DEPOSIT TYPES AND MINERALIZATION

Victorian mineralization episodes have been dated to occur during the Devonian and Silurian periods with no gold mineralization occurring prior to 440Ma (Miller and Wilson, 2002). A description of the mineralization episodes in Western Victoria is described below.

The largest and most significant mineralization event in the western Lachlan Orogen occurred at ca. 440Ma (Foster et al., 1998). It occurred contemporaneously in the Stawell and in the Bendigo-Ballarat Zones with the mineralization occurring during late D4 deformation in the Stawell Zone and occurring during late D1 deformation in the Bendigo-Ballarat Zone. The mineralization is hosted in D4 brittle structures associated with east-over-west movement at Stawell while in the Bendigo-Ballarat Zone the mineralization occurs in saddle reefs in the hinges of D1 folds and in reverse faults created via D1 fold lock-up (Miller and Wilson, 2002; Schaubs and Wilson, 2002). This mineralization event produced the largest endowments of gold within the western Lachlan Orogen (Miller and Wilson, 2002).

The next episode of gold mineralization occurred at about 426-420Ma (Foster et al., 1998) and is associated with fault reactivation throughout western Victoria (Miller and Wilson, 2002). This episode of gold mineralization produced significantly smaller endowments than the 440 Ma event (Miller and Wilson, 2002). The late Silurian mineralization is associated with the D5 sinistral wrenching at Stawell and has been recognized at the Percydale fields in the Stawell Zone and at Tarnagulla in the Bendigo-Ballarat Zone (Miller and Wilson, 2002).

The final episode of mineralization recognized in western Victoria is the Wonga mineralization at Stawell (Miller and Wilson, 2004a). The mineralization at Wonga overprints the quartz- and felsic-rich intrusions and is overprinted by the Stawell Granite contact areole. Watchorn and Wilson (1989) suggested that this mineralization is temporally and spatially related to the granites emplacement. Miller and Wilson (2004b) advocate the mineralization event at Wonga formed at ca. 400Ma (Foster et al., 1998). The Wonga mineralization occurred during a late-stage magmatic event within a long-lived orogenic system at shallow crustal levels (Miller and Wilson, 2004b). This mineralization occurred in a series of brittle structures dependent on pre-existing weakness which are related to a fluid over-pressure event after the lockup of major structures (Miller et al., 2004).

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

8.2	ORE TYPES BY AREA

8.2.1	FEDERAL ALBION AND FEDERAL ALBION SOUTH

The Federal Albion (Federal Albion and Federal Albion South) shares the same geological characteristics as the other Magdala orebodies above the South Fault: a west-dipping to sub-vertical ore lode adjacent to a basalt footwall contact; a Mine Schist hanging-wall; the westerly dipping, quartz-rich Central Lode shear structure; and a weakly Mineralized Volcanogenic package between Central Lode and the Footwall Ore Zone. A cross section showing the relationship between the various geological components is shown in Figure 8-1.

Central Lode is typified by wide (1-10m) laminated to buck quartz seam and associated FW stocks in the Magdala “Volcanogenic” and its hanging-wall is commonly defined by the Magdala “Mine Schist”. The Central Lode is often partially stoped out by later stage felsic porphyry dykes running sub parallel to the Central Lode shear, most dominantly on the hangingwall. Grade in the FAS Central lode is of a low but consistent tenor between 2-3 g/t Au with minor high-grade hits and outliers.

FIGURE 8-1 SCHEMATIC CROSS SECTION SHOWING LOCATION OF FEDERAL ALBION SOUTH AREA

The Extended Lode, on the western side of the Extended Basalt, is typified as a 1.0m to 2m wide, basalt contact mineralization, hosted within strongly chlorite altered volcanogenic or iron-rich sediments. Sulphide 54mineralization consists of coarse arsenopyrite up to 20mm with recrystallized pyrrhotite and minor pyrite.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Quartz tension veins up to 0.75m wide are a common feature in the basalt contact zone. Another feature common in the immediate contact zone with the basalt is abundant silicification of the host rock in bands up to 1.0m wide. In places Central Lode has sheared out part or all of the Extended Lode and forms the hanging wall.

Figure 8-2 shows a typical cross section through the Federal Albion South area with current interpreted geology. This geological framework is the same for the Federal Albion area, which is the same as Magdala mineralization to the north.

FIGURE 8-2 TYPICAL CROSS-SECTION THROUGH FEDERAL ALBION AREA SHOWING CURRENT INTERPRETED GEOLOGICAL SETTING

8.2.2	BELOW SCOTCHMAN 250

The Below Scotchmans 250 resource model includes the northern region of the upper levels in the underground mine environment. The Below Scotchmans 250 area is in the (Magdala) basalt flank in a structurally complex area where there is horizontal offset of the basalt and the formation of flat lodes over the basalt noses, Figure 8-3. The Central lode is bound to the top by the Scotchmans fault, and a narrow hangingwall lode is defined.

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The Central Lode shear zone generally has a well-defined hanging wall to shear along the Mine Schist/ Volcanogenic contact but may also occur within volcanogenic package. The footwall structure is generally marked by shear surface also, but at times gradational into stockworked volcanogenics. The distribution of grade with the Central Lode is not uniform.

The Hangingwall lode is geologically similar to the Central lode, with a high component of quartz, however, it is exclusively located in the hangingwall of the Central lode, bound by Mine Schist or pelite and is typically much narrower in the order of 2m -3m. In the model area the hangingwall lode is interpreted below the Flat 3 and above Flat 1, although does not appear to be present above Flat 3.

The Magdala Lode mineralization comprises dark green chloritic volcanogenics, host to quartz sulphide tension veining. The footwall is defined by the contact with Magdala Basalt, and the hangingwall defined by the reduction of chlorite and sulphide. The basalt contact Magdala lode wraps around a number of basalt noses and waterloos and has variable grade.

The Flat lodes 1 and 2 were previously mined by a hand held mining process and are effectively almost depleted. The lodes are typified by massive quartz reef with internal pyrite, arsenopyrite and pyrrhotite. The flats and are almost flat lying (25 -35°), most likely to be a flat fault formed above the basalt noses, that do not extend into the basalt.

Flat 3 is the highest flat defined by the 2015 drilling and appears to tear and offset the Central Lode. Higher gold grade is concentrated at the intersection of the Flat and the Central lode.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 8-3 GENERAL CROSS SECTION OF THE BELOW SCOTCHMANS AREA

8.2.3	UPPER SOUTH FAULT 2

Geologically, USF2 shares the same characteristics as the other Magdala orebodies, comprising of three distinct mineralization types. The mineralization types, which occur in the Magdala System include the quartz rich shear of Central Lode, the chlorite and sulphide rich Basalt Contact Lodes and the Stockwork Lodes, Figure 8-4.

The Central Lode shear zone generally has a well-defined hangingwall to shear along the Mine Schist/ Volcanogenic contact. The footwall structure is generally marked by shear surface also, but at times gradational into stockwork volcanogenics. The distribution of grade with the Central Lode is not uniform. But in this model has some relationship with the internal basalt contacts. Up to two basalt dykes have intruded the Central Lode, one along or very near the Mine Schist contact, the other in the middle of the Central Lode.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Grade in the U2 Central lode is of a low but consistent tenor between 2-3 g/t Au with minor high-grade hits and outliers.

The Dukes Basalt Lode mineralization comprises dark green chloritic volcanogenics, host to quartz sulphide tension veining. The hangingwall to the Basalt Contact Lode structure is generally defined by a quartz pyrrhotite shear structure, while the footwall is defined by the contact with the Basalt. The basalt contact is often bounded by a 30-50cm wide quartz sulphide vein containing coarse arsenopyrite and recrystallised pyrrhotite correlating with gold content.

The Stockworks is made up of the Footwall Volcanogenics between the Central Lode and the Dukes Lode and is made up of quartz-sulphide tension vein arrays and contains 10+% massive pyrite and pyrrhotite with trace arsenopyrite. This zone is constrained to the Southern end of the model and has been mined over the 2015 period.

FIGURE 8-4 GENERAL CROSS SECTION OF THE USF2 AREA

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8.2.4	MAGDALA S6000

Magdala S6000 (North Mag) includes the northern region of the upper levels in the underground mine environment. The North Mag area is a part of the Magdala orebody, with geology dipping to the west. The North Mag area contains the Dukes and Extended Lodes basalt contact and Central Lode as well as the internal Stockworks Lode.

Ore zone geology is the same framework as described in Section 8.3.1 for the Federal Albion area, which is part of the same Magdala mineralization to the south.

8.2.5	MARINERS

The underground Mariners area represents the down-dip extension/fault off-set of the surface Mariners target which was modelled as part of the Big Hill and Upper Levels model in April 2014.

Geologically, the Mariners area is a fault zone formed by the diverging Scotchmans Fault and Scotchmans Fault Splay which form a 'wedge'. This fault zone is known as the Scotchmans Fault Zone (SFZ) and contains highly deformed slices of basalt and pelites with high carbon alteration. The bounding faults have a high graphite content, which has enabled both faults to capture remobilized gold. Within the SFZ are secondary faults dipping moderately to the west, terminated by the bounding faults, these are considered to be the main structural hosts for the gold mineralization.

Mineralization is hosted within secondary shears and is associated with quartz breccia and fine-medium grained sulphides. The Curiosity, Opportunity, New, Mariners and Spirit Lodes are bound between the Scotchmans Fault at depth and the Scotchmans Splay (see Figure 8-5). Once considered an offset, upper component of the Central Lode system, the Mariners is now considered its own mineralization system within the Scotchmans fault zone. The schist within the zone have a much higher carbon content and are more intensely deformed than Albion Formation typically seen in the footwall of the Central Lode.

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FIGURE 8-5 TYPICAL CROSS-SECTIONS THROUGH MARINERS AREA SHOWING CURRENT INTERPRETED GEOLOGICAL SETTING

Figure 8-5 shows a typical cross section through the Mariners area with current interpreted geology.

8.2.6	BIG HILL AND UPPER LEVELS

Immediately below the Big Hill surface Mineral Resource is the Upper Levels underground Mineral Resource and both are the up dip extension of the Magdala System. It contains Basalt Contact mineralization, Central Lode mineralization and Stockwork mineralization, all typically seen in the Magdala System and previously mined from an underground perspective.

Big Hill can be broken into 4 different geological mineralization domains, Mariners, Allens, Iron Duke and the Magdala Flank. All except Mariners and Allens are separated by faults. The Allens and Iron Duke are stockwork zones, which in their entirety are covered by the Big Hill Surface Mineral Resource. Mariners and the Magdala Flanks mineralization comprise the Upper levels underground Mineral Resource.

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Mariners Lode has a consistent width and orientation, averaging around 14m thick and dipping to the northwest (mine grid). It constitutes a shear package, with massive quartz veining. Offset extensions of the Mariners shear have also been modelled down dip (see Figure 8-6). The original Upper levels model (1998) identified one offset extension; however, two further offset domains were identified in the 2012 model update. Underground drilling of Mariners Lode in early 2012, developed an increased understanding of the structural framework, identifying increased faulting complexity and offset lodes, which now connect the underground Mariners and Upper levels Mineral Resource models with the Big Hill Surface model.

The main Mariners Lode is offset by Fault 3, which strikes at 145° (mine grid) and dipping at around 35-40º to the northeast. It has an apparent reverse displacement of between 5m and 25m, decreasing northwards. This section of the Lode (Mariners L1) is then truncated and offset at depth by the Cross Course Fault. In this model update, the Cross Course Fault has been remodelled as two fault surfaces, which bounds another lower lode offset (Mariners L2). A third, less horizontally extensive offset (Mariner L3) was identified and was modelled to be bounded by the Cross Course Fault lower surface and the Scotchmans Fault. The Mariners L3 has a greater offset of 15m-25m and plunges further to the north than the above two offset lodes, which is likely due to a greater influence from the Scotchman’s faulting. In reality these offset sections are likely to be more complexly faulted than modeled.

FIGURE 8-6 SECTION THROUGH MARINERS AND ALLENS LODES STRUCTURAL COMPLEXITY AND OFFSETTING

The Allens stockwork zone is located below the Mariners Lode Figure 8-6. Exposures in the Allens open pit show lithological layering (S0 and later S2/3 foliation), as well as massive veining to be very steeply dipping to vertical. Diamond core shows the same. Two massive veins exposed in the Allens Adit strike approximately N-S mine grid and dip vertically. Some stockwork style veining is seen near the top of the zone (immediately beneath the Mariners structure), but much of the geology consists of well bedded, foliated volcanogenic sediments which are unpredictably mineralized. Much of the gold occurs in these sediments. Because of the highly oxidized state of these rocks the form of sulphide mineralization is largely obliterated.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

The relationship between the Mariners and Allens zones is problematic. Little overlap exists beneath the main flatter section of Mariners and the Allens zone, which dies out rapidly northwards beneath Mariners. No clear evidence is seen of the timing relationships between these structures, the Allens mineralization appears to hang as a pendant of dilational veining beneath a change in orientation of the Mariners shear structure.

FIGURE 8-7 SECTION 5840 THROUGH SOUGH PIT SHOWING IRON DUKE AND MAGDALA LODES

The Iron Duke zone Figure 8-7 is a wedge of geology occurring between the Scotsman’s Fault and the Lower Cross Course Fault. It is the up-dip extension of the volcanogenic package/shear zone which has been offset from the main Magdala shear system by reverse movement on the Lower Cross Course Fault. It is truncated above by the Scotchman’s Fault Zone, which again displaces the orebody westward. Interpretation of the geology in this zone is hampered by the strongly oxidized nature of the rocks. It has been interpreted as a series of constrained stockwork style ore zones (same as Allens), where the envelopes have been used to constrain a tonnage. In reality the margins will have gradational boundaries.

For wireframing purposes the Iron Dukes domain has been considered in the same context as Allens and was treated as broad envelope around the stockwork zones constraining bulk tonnage. The previous model wireframed the structures at a higher gold grade which effectively reported a higher grade for lower tonnes.

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A lower domain gold threshold was used for this model update (0.35 g/t Au); in line with the model economic cut off (0.44 g/t Au) to ensure all minable tonnes were economically represented for mining analysis.

“Magdala Flanks” is the term used to describe the package of volcanogenic rocks lying to the west of and continuing up dip from the nose of, the Basalt Antiform. The western margin of this zone is the contact between the Volcanogenics and the Mine Schist, which often plays host to the Hangingwall Shear. The eastern margin is generally the contact with the basalts, but above the basalt noses, the eastern margin is a transitional boundary to siliceous eastern schists, usually marked by a clear grade boundary. The Hangingwall Shear was most recently air-leg mined from the – and –145 levels (and from sub-levels up to –109), between 269 and 278 N sections in the early 2000’s. Significant old stoping on this shear was encountered up dip of those recent air-leg workings. The geological interpretation of the Magdala Flanks mineralization is shown in Figure 8-8.

FIGURE 8-8 SECTION THROUGH THE MAGDALA MINERALIZATION SHOWING THE INTERPRETED GEOLOGY BELOW

8.2.1	AURORA B

The Aurora B represents the first Mineral Resource on the east flank of the Magdala Basalt, 500m from the west flank where mining currently takes place. Gold mineralization is hosted in the Hampshire Lode about 10m off the contact of the East Basalt nose (Figure 8-9) within the sediments of the lower Albion Fm. The 63Hampshire Lode averages about 5m thick. Grade varies; averaging 3-4 g/t Au with several intercepts greater than 25 g/t Au. Stronger grades appear to be within shallowly north plunging shoots such as those seen on the west flank. Currently, Mineral Resource has only been defined in the Hampshire Lode, but there is the potential for both waterloo mineralization and Wonga Type mineralization within the Aurora B area.

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FIGURE 8-9 TYPICAL CROSS-SECTION THROUGH AURORA B SHOWING CURRENT INTERPRETED GEOLOGICAL SETTING

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

9	EXPLORATION

Exploration during 2015 has focused on extensions of both the Magdala and Wonga Orebodies. Significant exploration progress and successes have been made over the life of the Stawell project including the discovery of the current Mineral Resources and Mineral Reserves. In the period from January 1, 2015 to December 31, 2015 exploration has taken place on the west flank of Magdala, the east flank of Magdala and on surface at the Brummigans Prospect to the immediate east of the Wonga open pit.

Exploration on the Magdala west flank (Figure 9-1) has concentrated on areas close to current infrastructure and includes the Federal Albion South, 250L Below Scotchmans and Upper South Fault 2 areas, which have resulted in conversion into Mineral Resource and reserve. Other areas include the 486L Mid-North Magdala, Golden Gift Offset and Upper South Fault 5 programs.

Exploration on the east flank (Figure 9-2) resulted in the discovery of the Aurora B mineralization. Drilling also occurred on the north extension of Aurora A.

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FIGURE 9-1 MINE GEOLOGY LONGITUDINAL SECTION OUTLINING NEAR MINE EXPLORATION ON WEST FLANK FROM JANUARY 2015 TO DECEMBER 2015

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FIGURE 9-2 MINE GEOLOGY LONGITUDINAL SECTION OUTLINING NEAR MINE EXPLORATION ON EAST FLANK FROM JANUARY 2015 TO DECEMBER 2015

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FIGURE 9-3 PROJECT LOCATION PLAN

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

9.1	CURRENT EXPLORATION

Significant exploration progress and successes have been made over the life of the Stawell Project, including the discovery of the current Mineral Resources and Mineral Reserves. In the period from January 2015 to December 2015 exploration success of note is the conversion of the Federal Albion South, 250L Below Scotchmans and Upper South Fault 2 areas to Mineral Reserves (Figure 9-1).

Near mine exploration during the period concentrated on adding to Mineral Resource in the underground environs and testing extensions to the mineralization for potential conversion in the near to mid-term, this includes the 468L Mid-North Magdala, Golden Gift Offset, Upper South Fault 5, Aurora A and Aurora B programs. Surface exploration focused on the area immediately east of the Wonga open pit known as the Brummigans Prospect.

Exploration work in 2016 is budgeted at A$2.5M and will be primarily directed toward larger remnant areas on the west flank of Magdala (Federal Albion South Up dip Extension, USF2, 486L Mid-North Magdala, Mariners 109) with the view to add these to Mineral Resource, Table 9-2. Work on the east flank will continue on Aurora B with the aim of increasing the Mineral Resource along the east flank.

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FIGURE 9-4 MINE GEOLOGY LONGITUDINAL SECTION OUTLINGING PROPOSED NEAR MINE EXPLORATION FOR 2016, WEST FLANK

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FIGURE 9-5 MINE GEOLOGY LONGITUDINAL SECTION OUTLINGING PROPOSED NEAR MINE EXPLORATION FOR 2016, EAST FLANK

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

9.1.1	EXPENDITURE

Total geological expenditure (both near mine and regional) for the period 1st January 2015 to the 31st December 2015 was $1.09M. A breakdown of expenditure by quarter is included in Table 9-1.

	Q1, 2015	Q2, 2015	Q3, 2015	Q4, 2015	2015 TOTAL
Expenditure	$346,400	$236,900	$416,400	$93,400	$1,093,100

TABLE 9-1 EXPENDITURE ($AUD) BY YEAR FOR THE PERIOD JANUARY 2015 TO DECEMBER 2015

9.2	MAGDALA WEST FLANK

Over the last 30+ years of operation at Stawell Gold Mines, mineralization proximal to the western flank of the Magdala Basalt has been the dominant source of ore feed. Since modern operations began in 1984, ~2.3Moz of gold has been extracted. In the past 12 months, exploration on the west flank has focused on the larger areas remaining between depleted mining areas.

9.2.1	FEDERAL ALBION SOUTH (FAS)

The Federal-Albion South target is located at the very southern part of the Magdala Mineralized System and includes the Central Lode and Extended Basalt Contact Lode. During the previous reporting period (April 2012 – December 2014) part of the area was converted to inferred Mineral Resource. Work completed in 2015, comprising 12 holes totaling 1,634.5 meters, extended this area a further 140m x 100m to the South. As a result Mineral Resource and Reserve conversion was possible (see Section 14.3.6.1) .

The area remains open to the immediate South but is limited due to the South Fault and Transverse Fault; both have post-mineralization timing and truncate the Magdala ore body. The area is also open up dip another 115m to the base of the transitional zone.

9.2.2	UPPER SOUTH FAULT 2 (USF2)

The USF2 target comprises three sub-vertical Mineralized structures, the Central Lode, Stockworks and Dukes Basalt Contact Lode mineralization, which are bounded by the Upper South Fault above and Lower South Fault below. The Upper South Blocks are a fault offset of the Magdala Orebody by movement along the Upper and Lower South faults during the Early South Fault event, which were then re-activated during the South Fault event.

USF2 is bound along strike to the north by the USF2 mined area and to the south by the convergence of the bounding faults. A target area of 100m strike length remained; drilling during 2015 has scoped this gap with four holes drilled totaling 482.2m. Drilling resulted in successful conversion to Mineral Resource and Reserve (see Section 14.3.6.3) .

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9.2.3	250L BELOW SCOTCHMANS

The 250L Below Scotchmans drilling program targeted the Central Lode in the upper Magdala System. In the Upper Magdala, the Central Lode becomes more complex as it reaches the basalt ‘nose’, the ‘butressing’ effects of the basalt causes the Central Lode to split with part of the lode continuing on the same dip and the other part flattening over the crest of the basalt to create a ‘Flat Lode’. There is also minor mineralization in the Hangingwall Lode (a thin, quartz lode on the hangingwall side of the Central Lode) and the Magdala Basalt contact lode.

Drilling targeted a 200m strike length, where a gap in the drilling database existed. A program of 21 holes totaling 1,202.5m was successful in converting part of the area to inferred and indicated Mineral Resource (see Section 14.3.6.2) .

9.2.4	486L MID NORTH MAGDALA

The 486L Mid-North Magdala target is located above the Magdala Basalt Nose and below the Scotchmans Fault. Gold mineralization is hosted in the Central Lode, which in this position changes orientation to flatten within the sediment over the top of the Magdala Basalt Nose. Flat lying splay faults off the Scotchmans fault cause minor displacement of the Central Lode with top to the southeast movement. Dilation of the Central Lode tends to occur over the top of the basalt nose and also where the splay faults intersect the Central Lode; these dilation zones have been found to be associated with higher grades in other areas of the Magdala Orebody.

During 2015, a 9 drill hole program totaling 1,536 meters was drilled to investigate an area of 200m x 50m. Results demonstrate the Central Lode mineralization to be continuous, with the northernmost hole returning strong gold mineralization. The area remains untested down plunge to the north.

9.2.5	GOLDEN GIFT OFFSET

The Golden Gift Offset is located to the south of the Federal Albion South area along the basalt contact. Strong basalt contact mineralization was identified in hole SD452 (3.0m @ 6.5 g/t Au, drilled in 1990) and is interpreted to be the continuation of the strong basalt contact mineralized shoots typical of the Golden Gift, but in the hangingwall of the South Fault. A program of 4 diamond drill holes for 1,237.9m did not identify the strong basalt contact mineralization, results matched more closely to those of the nearby Federal Albion South. Any further drilling in this area will be part of the Federal Albion South programs.

9.2.6	UPPER SOUTH FAULT 5 (USF5)

The USF5 target is located in the same structural zone as the USF1 and USF2, but beneath the Federal Albion South area. Drilling of the Federal Albion South in 2014 and 2015 has given greater control on the geometry of the South Fault in this position, indicating a ‘kink’ in the South Fault surface. A ‘kink’ can be indicative of a splay fault which could create a block of basalt contact mineralization and Central Lode to become offset. In addition, hole SD610 (drilled 2000) returned 4.0m @ 5.9 g/t Au from the basalt contact in the footwall which shows a clear offset to the basalt contact above the South Fault. A drill program of 5 holes for 961.7 meters was targeted around SD610, the program confirmed the presence of the USF5 block, but failed to demonstrate any continuation in mineralization along the basalt contact or any evidence of the Central Lode. No further work is recommended for USF5.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

9.3	MAGDALA EAST FLANK

The east flank of Magdala includes the whole ~3km strike length of the eastern flank of the Magdala Basalt. There is no record of gold production from the east flank and little exploration has taken place with priority given to the already accessible west flank (located 0.5 -1km to the west). During 2015, 260m of development was advanced towards the east flank to create a drill platform to expedite exploration (see Figure 9-3). The East flank has been divided into two areas with the South Fault as the boundary: Aurora B in the hangingwall and Aurora A in the footwall.

9.3.1	AURORA B

The Aurora B is located along the east flank, in the hangingwall of the South Fault. The target is located between -350mRL and -600mRL. The area was identified as a target as a result of a revision of the 2010/2011 Aurora A drilling (formerly known as the Wonga Gift). The Aurora A sits in the footwall of the South fault; the basalt contact mineralized surface has been interpreted to continue north to the South Fault where it has been offset. From work completed during the discovery of the Golden Gift in 1999 the direction and magnitude of movement along the South Fault is known. The interpreted zone of Aurora A mineralization was then traced to its offset location in the hanging wall of the South Fault, only to find drill hole, SD577 (drilled 1998), with an intercept of 8.05m @ 3.2 g/t Au.

Phase 1 drilling was conducted Q2, 2015 targeting both directions along strike from the SD577 intercept. A program of two diamond drill holes for 1,175.3 meters were completed with both holes returning gold mineralization in a zone of altered sediment about 10m from the basalt contact, termed the ‘Hampshire Lode’. Diamond drill hole MD6339 returned 8.3m (Estimated True Width) @ 7.06 g/t Au including 0.4m @ 52.9 g/t Au from the Hampshire Lode. Phase 2 drilling was then conducted in Q3, 2015 with 4 diamond holes totaling 2,068.9m targeting around the Phase 1 holes. All holes intersected alteration associated with the Hampshire Lode with diamond drill hole MD6347 returning 5.0m @ 8.03 g/t Au including 0.45m @ 51.8 g/t Au.

Phase 3 drilling was conducted Q4, 2015 with 13 diamond drill holes totaling 4,767.7m. Drill spacing was approximately 50m x 50m concentrating on the 150m x 150m prospective area delineated by Phase 1 and 2 drilling. Drilling has resulted in successful conversion to an inferred resource and has been added to Mineral Inventory (Figure 9-5). Drilling also confirms the continued presence of the Hampshire Lode as well as mineralization within a waterloo in the basalt, but with the added complexity of flat faulting slightly offsetting the lodes as seen throughout the Magdala ore body.

The geological understanding of the east flank has increased considerably with the three phases of diamond drilling. Of note is that the east flank of a particular basalt nose appears to be most prospective. This will be the focus for future exploration.

9.3.2	AURORA A

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

The Aurora A has formerly been reported under the name ‘Wonga Gift’; this includes the 2010/2011 surface diamond program in which gold mineralization was confirmed on the east flank of the Magdala Basalt. During 2015, a single underground diamond drill hole of 1,301.4 meters was completed to test the northern extension of the Aurora A mineralization. The northern extension was targeted as this is closer to underground infrastructure and could potentially provide future access to the 2010/2011 drill area. Diamond drill hole MD6358 successfully intersected the eastern basalt contact in the footwall of the South Fault with altered sediment (predominantly chlorite) on the contact. The result of the program shows that the basalt contact continues another 500m north along strike from the 2010/2011 drill area and this, combined with 2015 Aurora B results, is demonstrative of the whole 1.5km strike length to the South Fault being prospective.

9.4	WONGA PIT (BRUMMIGANS)

A program of air core drilling was completed to the immediate east of the Wonga Open Pit. The program had three aims: To test the Mt Micke stockpile, to test for in situ mineralization under the Mt Micke Stockpile and to test the Brummigans structure where it is projected to occur at the surface. The Brummigans structure has been identified at depth in earlier diamond drill holes and is interpreted as a repeat of the Wonga main Hangingwall lode to the immediate east of the Wonga Open pit. Like the Hangingwall lode, the structure strikes approximately north-south and dips at 30-40° to the east; this orientation is interpreted to mean the Brummigans structure will project to the surface immediately east of the current Wonga Open Pit.

A program of 127 air core holes totaling 4,327 meters was complete on a 20 x 15m spacing to test the top 30 vertical meters of bedrock. The results confirm the presence of the Brummigans structure but gold mineralization is not as strong as indicated by deeper diamond drill holes. The structure also remains open to the south.

9.5	REGIONAL EXPLORATION

Regional exploration focuses on the northern extension of the Moornambool Metamorphic Complex (MMC) looking for repeats of the Magdala system. At Stawell, the Palaeozoic basement outcrops, but 10km further north it is obscured by the much younger Cenozoic age Murray Basin Sediments (clays and flowing sands), which become deeper further north. Identification of basalt bodies in the corridor is initially by aeromagnetic data and regional gravity data where they show up as coincident gravity and magnetic anomalies. Ground geophysics is then conducted to better refine drill targets before drilling is then used to test the basement geology. Relying solely on geophysics has created difficulties, as areas of potential mineralization along the extensive geophysical anomalies have not been tested. To address this, a large Ionic Leach (ALS Laboratory trademark) soil sampling program was conducted in 2012-2013 providing the geochemical information to complement the existing geophysical dataset in order to further define robust drill targets.

No regional exploration has occurred during the reporting period as the exploration focus has been on extending the mine life at SGM through near mine exploration. SGM has been exploring the north for over 20 years, a summary of the main prospects and work completed is included in Table 9-2.

Locations for all regional exploration prospects are shown in Figure 9-6.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Prospect	Status	Mineralization Model	Size	Cover Depth	Geophysics	Geochemistry	Drilling
Wildwood	Confirmed Cambrian basalt and mineralization	Magdala type Basalt contact hosted	1,300m x 400m	10-20m Murray Basin seds	CSAMT/AMT TEM IP Detailed Gravity MIMDAS IP & MT	35 BLEG Soil Samples 1,331 Ionic Leach soil samples	AC RC DD	212 holes(11,271m) 269 holes (20,002m) 99 holes (23,412m)
Stawell Fault North	Confirmed structure and mineralization	Shear hosted quartz vein	7,500m x 750m	2-15m Murray Basin seds			AC RC DD	9 holes(550m) 14 holes(1,145m) 5 holes(1,051.5m)
Glenorchy	Confirmed sheared intebedded schist/basalt and mineralization	Shear hosted quartz vein	9,000m x 2,000m	35-70m Murray Basin seds	AMT (single line) Detailed Gravity		AC RC DD	270 holes(19,276m) 25 holes(2,728m) 4 holes(1,088m)
Browns	Confirmed intebedded schist/basalt and mineralization	Shear hosted quartz vein	7,000m x 700m	Nil	Detailed Gravity	16 Auger samples 963 Ionic Leach soil samples	AC RC DD	365 holes(26,675m) 13 holes(889m) 16 holes(5,794m)

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Germania	Old workings (quartz vein), coincident magnetic and gravy anomaly	Magdala type Basalt contact hosted, quartz shear hosted	1,400m x 900m	0-7m Murray Basin seds	Detailed Gravity Passive MT	1,007 Ionic Leach Soil samples	AC DD	25 holes(1,252m) 5 holes(555.4m)
Commercial Road	Confirmed Cambrian basalt, no mineralization as yet	Not determined at present	2,000m x 400m	Nil	Detailed Gravity Passive MT		DD	4 holes(851m)
Ashens	Confirmed sheared intebedded schist/basalt and mineralization	Shear hosted quartz vein, Wonga type	10,000 m x 3,000m	60m Murray Basin seds	TEM Detailed Gravity	266 BLEG soil samples	AC DD	185 holes (17,991m) 2 holes (894m)
Lubeck	Confirmed intebedded schist/basalt, no mineralization as yet	Shear hosted quartz vein	3,000m x 600m	50m Murray Basin seds	Detailed Gravity MIMDAS MT		AC	41 holes (3,643m)
Wal Wal	Confirmed Cambrian basalt and mineralization	Magdala type Basalt contact hosted, quartz shear hosted	4,000m x 1,000m	35m-45m Murray Basin seds	Detailed Gravity MIMDAS MT	493 Ionic Leach soil samples	AC DD	289 holes (17,477.5m) 3 holes (970.8m)
Holts & Bismark	Confirmed Cambrian basalt, no mineralization as yet	Magdala type Basalt contact hosted, quartz	2,000m x 700m	50m Murray Basin seds		27 BLEG soil samples	AC	21 holes (1,537m)

TABLE 9-2 SUMMARY OF PAST EXPLORATION ON REGIONAL PROSPECTS WITHIN SGM HELD TENEMENTS

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 9-6 REGIONAL TENEMENTS ELS 3008, 5443 AND 5474 SUPERIMPOSED ON AEROMAGNETIC TMI IMAGE OUTLINING REGIONAL EXPLORATION PROSPECTS

9.6	ONGOING EXPLORATION PROGRAM

Ongoing exploration for 2016 on the west flank will continue to investigate underground areas close to current infrastructure, which can be quickly added to Mineral Resources. Exploration on the east flank will concentrate on the Aurora B Prospect with the aim of expanding the Mineral Resource base. More regional surface exploration will continue to be conducted based on results from the Ionic Leach soil sampling program conducted in 2012-2013, drill targeting the highest prioritized gold anomalies.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

These targets and proposed exploration expenditure are summarized in Figure 9-4, Figure 9-5, Figure 9-7 and Table 9-3; all areas have had various levels of exploration over recent years.

Prospect	Diamond Drilling ($)
Federal Albion South	$274,000
U2	$97,000
486L Mid-North Magdala	$91,000
475L Federal Albion	$170,000
Mariners 109	$130,000
Aurora B	$553,000
Moray	$240,000
Brummigans Structure	$240,000
Germania Prospect	$360,000
Wal Wal Prospect	$327,000
Totals	$2,482,000

TABLE 9-3 FORECAST EXPLORATION DRILLING ($A) FOR 2016

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 9-7 REGIONAL TENEMENTS ELS 3008, 5443 AND 5474 SUPERIMPOSED ON AEROMAGNETIC TMI IMAGE OUTLINING ONGOING REGIONAL EXPLORATION FOR 2016

Beyond 2016, exploration will continue to concentrate on near mine prospects with the objective of increasing Mineral Resource definition, dependent upon successful results returned in 2016. Regional exploration will continue to investigate potential mineralization below the Murray Basin sediments to the north of Stawell, expanding the Ionic Leach soil sampling area and drill testing gold soil anomalies identified in the 2012-2013 Ionic Leach soil programs.

Preliminary proposed exploration expenditure is summarized in Table 9-4.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

	2017			2018
Prospect	Geochemistry ($)	Geophysics ($)	Drilling ($)	Geochemistry ($)	Geophysics ($)	Drilling ($)
Federal Albion South			0.27
USF2			0.1
486L Mid-North			0.1			0.2
475L Federal Albion			0.17
Mariners 109			0.13			0.23
Aurora B			0.55			0.5
Moray			0.24			0.5
Brummigans			0.24
Germania			0.36		0.01	0.25
Wal Wal			0.33	0.04		0.25
Regional Scoping				0.05	0.05
Sub Total				0.09	0.06	1.93
Yearly Total	2.49			2.08
TOTAL	4.57

TABLE 9-4 PROPOSED EXPLORATION EXPENDITURE (A$1,000,000) FOR THE PERIOD 2017-2018

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

9.6.1	FEDERAL ALBION SOUTH

Successful drilling during 2015 has led to further Mineral Resources being defined and Reserves established in the Federal Albion South area. Mineralization on both the Central Lode and Extended Basalt Lode remains open further south, but is constrained by the South and Transverse Faults. The area remains open up dip 115m to the base of the transitional zone. A program consisting of 11 holes totaling 1,825m of diamond drilling has been designed to scope the up dip area and, if successful, add to the Federal Albion South Mineral Resource.

9.6.2	UPPER SOUTH FAULT 2 (USF2)

Drilling planned for 2016 will target the 100m northern strike extent from the 2015 drilling area, where no defined Mineral Resource currently exists. The proposed drilling, consisting of 6 holes totaling 745m will focus on the lower offset block, which has the greatest vertical extent at 20m. Targeted mineralized zones will include the Central Lode, Stockworks Lode and Basalt Contact Lode. If successful, the program could potentially add to the USF2 Mineral Resource.

9.6.3	486L MID-NORTH MAGDALA

Drilling completed in 2015 on the 486L Mid-North Magdala confirmed the presence of strong mineralization associated with the Central Lode between the Magdala Basalt Nose and the Scotchmans Fault. The northernmost hole returned strong results and show mineralization to be highly prospective down plunge. A platform to drill this target is currently unavailable due to void conditions. Work is underway to investigate access to the area and if established will allow for drilling of the down plunge extension. A program of 4 holes totaling 700 meters could scope the 230m down plunge strike extension beyond the northernmost hole.

9.6.4	475L FEDERAL ALBION

A review of remnant underground areas has led to the identification of an area 150m x 50m in the mid part of the Magdala system, untouched by previous mining activities. Previous drilling indicates a continuation of the Central Lode in the area. A program consisting of 1,100m will scope the area and, if successful will allow for conversion to Mineral Resources.

9.6.5	MARINERS 109 DOWN PLUNGE EXTENSION

Drilling during 2014 in the Mariners down plunge Extension has identified strong mineralization within a quartz vein above the Scotchmans Splay, which sits just above and outside the Mariners Underground area. Mineralization above the Scotchmans Splay is related to the Big Hill mineralization as it sits directly down plunge and shows similar characteristics. The mineralized quartz vein intersected in 2014 occurs within the down plunge extension of the Big Hill Mariners 109 Lode. A program consisting of 800m of diamond drilling will scope a 300m x 80m area within the unweathered extension of the Mariners 109 Lode. Successful results will require a further 1,400 diamond drill metres for conversion to Mineral Resources.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

9.6.6	AURORA B

The Hampshire Lode and ‘waterloo’ structures within the Aurora B remain open along strike to both the south and the north and at depth. Exploration in 2016 will concentrate on theses extensions with a total of 3,130m of drilling planned. A program of 4 diamond holes for 1,640m will target the 170m strike length x 100m dip extent to the immediate north of the 2015 phase 3 drilling area. A program of 3 holes for 1,490m will target the 100m strike length x 100m dip extent to the immediate south of the phase 3 drilling area. Successful results could allow for continued conversion to Mineral Resources.

9.6.7	MORAY

The Moray is located within a large ‘waterloo’ within the middle upper portion of the Magdala Basalt, between the west and east flank of the Magdala Basalt. Basalt contact mineralization occurs on the west flank of the Moray Basalt Nose. A 250m strike length will be targeted from the Aurora B exploration development and represents the portion of the Moray ‘waterloo’, which could be accessed from current mining infrastructure. A program of 8 holes totaling 1,470 meters has been planned.

9.6.8	BRUMMIGANS STRUCTURE

The Brummigans structure was modelled in the 2008 Wonga Pit Mineral Resource Model as a repeat of the Wonga Main Hangingwall Lode to the immediate east of the Wonga open pit. The modelling was conceptual in nature and no resource estimation was complete. During a structural review of the Wonga Mine and surrounds in the first quarter of 2014, the Brummigans structure was highlighted as a potential target. Diamond drill data from the 2012 on the southeastern area program was re-evaluated and found to support the presence of a continual mineralized structure in the approximate Brummigans position. A surface program of 1,200m will build on the 2015 surface Air Core program, investigating the down dip extension to a vertical depth of 60m.

9.6.9	GERMANIA

Proposed exploration will build on work completed in 2013, targeting the West Germania Ionic Leach gold soil anomalies, which appear to be associated with the old West Germania Mine. A surface drill program of 1,800 diamond drill meters is proposed to test for the presence of basalt and associated basalt contact lodes to a vertical depth of at least 300m. There is also the potential for mineralized quartz shear lodes, which was the source of ore from the West Germania Mine. Diamond drilling has been chosen as the proposed drilling method due to the vital structural information it returns.

9.6.10	WAL WAL

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Proposed exploration will build on work completed in 2012, drill testing the Ionic Leach soil anomalies to the west of the Wal Wal basalt. Soil anomalies are interpreted to be sourced by either Magdala-type basalt contact mineralization or Stawell Fault type quartz shear mineralization, which is supported by the existing geophysical data. A surface program of 1,600 diamond drill meters has been designed to test three of the five soil anomalies. Diamond drilling has been chosen as the proposed drilling method due to the vital structural information it returns.

9.7	EXPLORATION MINERAL TENURE

Stawell Gold Mines comprises a package of tenements covering the Northern MMC covering an area of approximately 720km2 (see Figure 9-8 and Table 9-5). No tenements are under Farm-in or Joint Venture agreements.

Under the Sustainable Development Act, ongoing relinquishment of tenements is required at regular intervals, these being 25% of the original tenement size at the end of year 2 and 35% of the original tenement size at the end of year 4. Amendments to the Sustainable Development Act which came into effect on the 1st Feb 2012 require an additional 20% of the original tenement size at the end of year 7 and 10% of the original tenement size at the end of year 10 (leaving 10% of the original tenement area). Exploration licenses that are more than 10 years old may be renewed for up to an additional 2 years. Further renewal may be given for a period not exceeding 2 years but only in exceptional circumstances and where it can be demonstrated that there is likelihood of identifying a Mineral Resource in the term. Following this term, no further renewals are allowed. Tenements that are greater than 10 years old will have the 7 year and 10 year relinquishments applied (for a total of 30%) at their next renewal. An outline of current Stawell Gold Mines tenements can be found in Table 9-5, note that EL3008 is now the only tenement older than 10 years.

EL3008 is considered a “strategic” exploration tenement under amendments to the Sustainable Development Act and any renewal of the tenement will not be subject to additional relinquishment requirements for a combined total of 5 years from the next renewal date after the introduction of the Amendments (June 2013). Beyond the 5 year term, further renewals for a period up to 2 years may be given only in exceptional circumstances and where it can be demonstrated that there is likelihood of identifying a Mineral Resource in that term. Following this term, no further renewals are allowed.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 9-8 STAWELL GOLD MINES REGIONAL VICTORIA TENEMENT AREAS

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Name	Number	Area (km 2 )	Annual Expenditure commitment	Grant Date	Expiry / Renewal Date	Comments
Wildwood	EL3008	363	$120,000	16/12/1988	20/06/2013	Under Renewal Application
Glenorchy	ELA6156	24	TBC			Under Application
Barrabool	EL5443	319	$78,800	26/11/2013	25/11/2018	Stawell Gold Mines Managed
North Magdala	EL5474	11	$16,650	24/01/2013	23/01/2017	Stawell Gold Mines Managed
Stawell Gold Mines	MIN5260	4	$899,730	31/05/1985	30/05/2020	Stawell Gold Mines Managed

TABLE 9-5 REGIONAL TENEMENT INFORMATION

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

10	DRILLING

10.1	STAWELL GOLD MINES MINERAL RESOURCE DEFINITION PROCESS

The Mineral Resource definition process at Stawell Gold Mines is an ongoing activity. Current Mineral Resources extend from surface to -1025mRL (effectively 1025m below surface). Geological information is collected by a variety of methods with the objective of improving the confidence of the Mineral Resource estimates prior to and during the mining process, including grade control drilling for development and stope definition.

Given the continuous and ongoing nature of the Mineral Resource process, the data utilized varies as the mining operations develop towards the Mineral Resource area (Table 10-1). A summary of the main drilling methodologies employed and data types utilized is as follows with specific details on the sampling and assaying methodologies given below.

•	Surface RC Drilling

o	Used for definition of near surface resources where diamond drilling is not required for detailed structural definition.
o	Used as a method for pre collaring deeper diamond drillholes
o	Drilling completed using 5 ¼ ” Face Sampling Hammers
o	Samples collected from cyclone discharge
o	Hole depths vary but are generally less than 200m
o	Drilling is conducted dry or with sufficient air to ensure collected samples are dry
o	Sample tipped into three tier splitter from crate to ensure equal quantities available to all vanes
o	Splitter cleaned by shaking/banging/brush/air compressor as necessary between samples
o	Cyclone cleaned at regular intervals by banging/checked by hand/arm
o

Around 99.5% of drilling was conducted dry. Big Hill surface Mineral Resource has been very effectively de- watered by the underground mining operation. In a handful of holes, samples were damp after a rod change. Where a sample could not be effectively riffle split it was spear sampled using a PVC spear.

o

Sample volumes were not routinely recorded pre -1999. An initial program in which samples were weighed showed little variation in recovered volume by depth or geology and it was decided that routine weighing was unnecessary.

o	In some project areas casing advancing technologies have been utilized to ensure drilling through fill produces reliable samples
o	Undertaken by contract drilling personnel under the supervision of Stawell Gold Mines’ Geology Team

•	Surface Diamond Drilling

o	Primarily used in initial exploration programs, near surface resource definition and to provide structural and geological information in near surface RC drilling programs

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

o	Drilling by wireline methods.
o	Hole sizes PQ3, HQ3, NQ3, HQ2, NQ2, BQ2
o	Hole depths vary from <100m to >2,000m
o	Directional drilling utilized for specific tasks
o	Core orientation devices often utilized to aid in structural interpretation
o	Undertaken by contract drilling personnel under the supervision of Stawell Gold Mines’ Geology Team

•	Underground Diamond drilling

o	Used at all stages of the geological process, exploration, resource definition and grade control
o	Drilling by conventional and wireline methods
o	Hole sizes HQ3, HQ2, NQ2, BQ2, LTK60, LTK48 (not used post 1997)
o	Hole depths vary from <50m to 1200m
o	Directional drilling utilized for specific tasks
o	Undertaken by contract drilling personnel under the supervision of Stawell Gold Mines’ Geology Team

•	Open hole percussion sampling “sludge sampling”

o	Used after development of ore drives for final stope definition
o	Hole sizes 89mm open hole
o	Hole depths vary from 5m – 25m
o	Samples of cutting of variable length are collected primarily for geological logging of the chips to identify major faults and geological contacts
o	Undertaken by Stawell Gold Mines production blasthole rigs

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Activity				Resource
Area	Target Type	Criteria		Classification	Geological Data available
		•	Conceptual geological model		•	Geophysics
		•	Geophysical anomaly		•	Mapping
	Conceptual	•	Geochemical anomaly		•	Wide spaced Exploration Drilling
Exploration	Targets				•	Conceptual geological models
		•	Geological model confirmed by drilling		•	Wide Spaced Exploration drilling
	Confirmed	•	Mineralization confirmed by drilling		•	Assay information
	Targets				•	Drill logs
		•	Geological continuity established	Pre resource,	•	Broad spaced Grid Drilling
		•	Ore grade intersections established	Resource	•	Detailed cross sectional interpretations
		•	Preliminary geological model		•	Assay information
	Scoped	•	Drill spacing 160 m X 120 m		•	Drill logs
	targets				•	Geological models
		•	Geological continuity confirmed		•	Regular Grid Drilling
		•	Ore grade intersections continuous		•	Detailed cross sectional and 3D interpretations
		•	Geological interpretation modeled		•	Assay information
		•	Geostatistical model established		•	Drill logs
		•	Drill spacing 80m X 60m		•	Geological models
Resource				Inferred	•	Geostatistical model
Definition				Resource	•	QA/QC analysis
		•	Geological continuity confirmed		•	Regular Grid Drilling
		•	Ore grade intersections confirmed		•	Detailed 3D modeling and interpretations
		•	Geological interpretation modeled		•	Assay information
		•	Geostatistical model		•	Drill logs
		•	Economic analysis		•	Geological models
		•	Drill spacing 40m X 40m to 30m X 30m	Indicated	•	Geostatistical model
				Resource	•	QA/QC analysis

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Activity				Resource
Area	Target Type	Criteria		Classification	Geological Data available
		•	Confident Geological continuity		•	Close Grid Drilling
		•	Ore grade intersections confirmed		•	Detailed 3D modeling and interpretations
		•	Geological interpretation modeled		•	Assay information
		•	Geostatistical model		•	Drill logs
		•	Economic analysis		•	Geological models
Grade		•	Drill spacing 20m X 20m	Indicated	•	Geostatistical model
Control				Resource	•	QA/QC analysis
		•	Confident Geological continuity		•	Close Grid Drilling
		•	Ore grade intersections confirmed		•	Detailed 3D modeling and interpretations
		•	Geological interpretation modeled		•	Assay information
		•	Geostatistical model		•	Drill logs
		•	Economic analysis		•	Geological models
		•	Level Development above and below		•	Geostatistical model
		•	Drill spacing 20m X 20m to 15m X 15m		•	QA/QC analysis
		•	Open-hole sludge drilling	Measured	•	Development face mapping sheets and ore runs
				Resource	•	Open-hole sludge drill geological data where required

TABLE 10-1 STAWELL GOLD MINES GEOLOGICAL PROCESSES AND APPROXIMATE DRILL SPACINGS

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

10.2	DRILLING PROCESS

A flow sheet of the diamond drill process from design to implementation is shown in Figure 10-1.

The diamond drill contract personnel provide a daily record of drilling activities for all drill rigs. Data from the daily record sheet is entered daily to a site database for tracking of drilling production and to enable tracking of drilling progress interrogation at a later date.

Geological personnel track the drillhole path and maintain in control of the daily activities of all drill rigs including which drillers were responsible for various sections of the hole should there be issues with core presentation or down hole depths that require clarification. A regime of regular rig audits and inspections are also used to assist with maintaining the high level of core presentation and sample quality. These drill records are kept indefinitely, enabling a review of drillhole information many years after completion of drilling.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

SGM Core Handling and Sampling Flowsheet

RIG SITE
CORE
Marking of core orientation
Transport to Core Shed
Cleaning and checking core tray labelling
Core photography
Layout trays
Core logging
Marking up for sampling
Allocation of sample IDs
Core cutting
Whole core
Core cutting
Save core 2m outside last sample interval. All other core thrown out
Sampling & bagging
Half Core sampling & bagging
Non-sampled half core to storage
Insert QAQC standards and blanks
Insert QAQC standards and blanks
Weigh sample bags (data for SG calcs)
Samples taken to SGM Lab for analytical preparation

FIGURE 10-1 SGM DIAMOND DRILLING PROCESS FLOWSHEET

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

10.3	DRILL SPACING

Drill spacing varies for exploration, resource definition and grade control programs within the ranges as indicated in Table 10-1. The appropriate Mineral Resource classifications indicated in this Table are a guide only and each Mineral Resource area is classified based on a number of criteria as discussed in Section 14 of this report. Each of the Mineral Resource areas will have drilling at various hole spacing depending upon the stage of resource development and mining activities.

Initially the exploration drilling is carried out on broad spaced targets, and if the continuity of the structure is apparent, as in the case of known basalt bodies, the targets will generally be tested on centers 160m along strike and 120m down dip (160m x 120m).

When exploration is successful in locating appropriately mineralized environments this spacing is closed down to approximately 80m along strike x 60m up and down dip. If updated geological interpretations completed at this drill spacing are able to demonstrate geological continuity and define sufficient grade to complete and define a Mineral Resource it is possible to classify the defined Mineral Resources as Inferred Mineral Resources.

Ongoing drilling will be completed once appropriate drill platforms can be established to enable the drill spacing to be reduced to 30m x 40m centers. At this spacing, if the geological and grade continuity is well constrained, a Mineral Resource could be classified as Indicated Mineral Resource. Generally at this stage, final mine design and scheduling is possible and capital development infrastructure can be designed and commenced to access the area for mining including the design of appropriate platforms to complete ongoing resource definition and grade control diamond drilling.

Grade control diamond drilling targets a drill spacing of at least 15m to 20m, along strike, by 15m to 20m, up and down dip, on the mineralized structures. This drilling is a component of the mine production process and is required to identify any small scale changes in geometry which will affect mining shapes. Where the geometries are complicated by faulting or other geological features then the spacing can locally be closed to 10m x 10m. Following this work, detailed stope and development design is completed and ore development is designed and implemented under survey control. As a general rule, only after completion of development or sufficiently close-spaced diamond drilling will a Mineral Resource be classified as a Measured Mineral Resource.

As development is implemented every face or development round (3.8m to 4.0m spacing) is visited by Stawell Gold Mines geological personnel to map the location of the major contacts and structures exposed by the development. This information is critical in ensuring development is in the correct location and also to provide the detailed geological information required for final stope extraction and stope tonnes and grade determination. Sludge sampling programs are completed only where there is a requirement to gain additional geological information beyond that already available. Drilling is completed in fans of holes drilled up from the development locations (a typical fan is shown in Figure 10-2). These fans are only completed as required but may be as close as 10m along strike and on rare occasions 5m along strike when structural complexity is high or ore geometries vary.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 10-2 TYPICAL SLUDGE DRILLING FANS COMPLETED FROM AN ORE DEVELOPMENT DRIVE

The drive outline is shown as well as the geological mapping collected from each face location. The uphole drill fans are colored by logged geology: green = potentially mineralized volcanogenics, yellow = basalt.

10.4	DRILLHOLE ORIENTATION

10.4.1	UNDERGROUND

Where possible, drilling is oriented perpendicular to the structures being tested. The nature of the mineralization at Stawell and the availability of suitable drilling platforms in the underground environment will always result in compromises in the ability to obtain near perpendicular tests of the mineralization. An example of the orientations of the drillholes through the FAS and USF2 Mineral Resource area is shown in Figure 10-3 and Figure 10-4. Similar drillhole orientations relative to the strike and dip of the structure exist in many of the Mineral Resource areas.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 10-3 LONGITUDINAL SECTION VIEW (TOP), CROSS SECTION VIEW (BOTTOM LEFT) AND PLAN VIEW (BOTTOM RIGHT) OF THE FAS MINERALIZED DOMAIN AND ALL UNDERGROUND DIAMOND DRILLHOLES USED TO CONSTRAIN THE MOST RECENT FAS MINERAL RESOURCE ESTIMATE

(NOTE: EXTENDED BASALT LODE = GREEN; CENTRAL LODE = REC; STOCKWORKS = PURPLE).

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 10-4 PLAN VIEW (TOP LEFT), CROSS SECTION VIEW (TOP RIGHT) AND LONGITUDINAL SECTION VIEW (BOTTOM) OF THE USF2 MINERALIZED DOMAINS SHOWING ALL UNDERGROUND DIAMOND DRILLHOLES USED TO CONSTRAIN THE MOST RECENT MINERAL RESOURCE ESTIMATE

(NOTE: DUKES BASALT LODE = GREEN; CENTRAL LODE = RED; STOCKWORKS = LIGHT GREEN).

10.4.2	SURFACE

The nature of the mineralization around Big Hill near surface and the availability of suitable surface drilling platforms due to community constraints will always result in compromises in the ability to obtain near perpendicular tests of the mineralization. Overall the Big Hill Mineral Resource area has been drilled at regular 20m along strike intervals with the drill holes oriented perpendicular to the strike and dip of the main mineralization system with an up and down dip spacing of 25m, see Figure 10-5 and Figure 10-6.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 10-5 PLAN VIEW (TOP) AND CROSS SECTION VIEWS (A-B AND C-D)

(NOTE: POTENTIAL PIT = GREY, SURFACE TOPOGRAPHY INCLUDING PREVIOUSLY MINED DAVIS PIT = RED, DAVIS LOD E = LIGHT GREEN, IRON DUKE LODE = DARK GREEN, ALLENS LODE = LIGHT BLUE AND MARINERS LODE = DARK BLUE

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 10-6 PLAN SHOWING BIG HILL PIT USED FOR RESOURCE REPORTING, DRILL COVERAGE AND DRILL ORIENTATIONS

Noting recent 2012 RC infill drilling in red and 2013 in blue. Used in both the Mineral Resource estimate and void modelling

10.5	COLLAR SURVEY CONTROL

All survey control for the underground drilling programs is established by Stawell Gold Mines survey personnel. Survey control points are maintained in the underground decline by Stawell Gold Mines survey personnel and these locations provide the control for all mark out and pick-up surveying that is conducted in the underground environment. On conclusion of drilling and drillhole grouting, diamond drilling personnel will insert a wooden wedge labeled with the drillhole ID into the collar of the hole. This provides permanent

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 10-7 PLOT OF DRILLHOLE SURVEY METHOD

(SE = EASTMAN SINGLE SHOT IN PURPLE, SD = ELECTRONIC SURVEY INSTRUMENT IN BLUE, SM = MULTISHOT SURVEY IN ORANGE) BY TIME. POST 2001, THE STANDARD SURVEY INSTRUMENT USED HAS BEEN AN ELECTRONIC SINGLE SHOT DOWNHOLE SURVEY TOOL.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 10-8 MAGNETIC DECLINATION CORRECTION AS CURRENTLY APPLIED TO STAWELL GOLD MINES DRILLHOLE DATA

10.7	DOWNHOLE SURVEY QUALITY CONTROL

Several quality control and quality assurance processes are in place to ensure that appropriate survey (downhole and collar) information is stored to the database. Along with the database manager’s checklist, the project geologist reviews the single shot and multishot data and makes a final decision on the expected trajectory of the hole azimuth. This is illustrated in Figure 10-9.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

For longer drillhole traces, the survey information is plotted to provide a graphical review of the information method utilized where adjustments to the survey information can be made using the overall trend of the drillhole trace (see Figure 10-9).

FIGURE 10-9 EXAMPLE OF THE CHECK PLOTS USED TO CORRECT DOWNHOLE SURVEY AZIMUTH INFORMATION

(GREEN = DESIGN, RED = SINGLE SHOT SURVEY, ORANGE= MULTISHOT 3M SURVEY, BLUE = GE OLOGIST SMOOTHED AZIMUTH)

Where clear discrepancies have been identified with the validity of the survey information and adjusted surveys entered, the original surveys are given a lower priority in the database system. A record of survey methods and or adjustments are maintained in the main acQuire database as part of the audit trail.

Stawell Gold Mines personnel utilize a survey camera test bed with known azimuth and dip to routinely check the accuracy of the downhole survey cameras. This test bed) is located on the surface well away from any potential magnetic sources and is utilized by contract drilling personnel to routinely check camera performance and determine if equipment requires servicing or re-calibration.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

10.8	DIAMOND DRILL CORE PROCESSING

A detailed flow sheet of core processing activities is shown in Figure 10-1. Prior to drillhole number MD2678 and SD607, the core photography was taken on film and stored as prints.

FIGURE 10- 10 AN EXAMPLE OF THE DIAMOND DRILLCORE PHOTOGRAPHS STORED DIGITALLY FOR ALL DIAMOND DRILLCORE

10.9	LOGGING

All diamond drill core is logged by the site geological teams using a standardized logging methodology. The data is captured electronically at the point of collection using either a barcode logging “Datcol” software system or acQuire logging system. The “Datcol” system was developed on site in the mid 1990’s and has remained the standard process since that time where the key tables for lithology, alteration, structure, and geotechnical information are populated during the logging process. During 2009, the acQuire logging system was developed to replace the “Datcol” system. The acQuire logging system utilizes the same standard key tables for the lithology, alteration, structure, and geotechnical information, which are populated during the logging process.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

10.10	CORE RECOVERY

During the logging process, any lost core is estimated and logged as lost core with a specific start and end interval.

A review of database for recently drilled holes indicates exceptionally good core recovery throughout the deposit, particularly adjacent to the major mineralized zones. Where core is lost, it is usually associated with significant faulting. Lost core is identified in the logging as “LOST” and as such there are very few if any assay intervals utilized in the Mineral Resource estimate where core recovery is less than 100%.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

11	SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1	REVERSE CIRCULATION DRILLING SAMPLING

All Stawell Gold Mines RC sampling was carried out using the following protocol:

•	Generally the entire hole was sampled from the collar unless it was recognized as recent fill or material associated with the construction of the drill pads
•	Samples were collected at 1.0m sampling interval, bit pulled back and flushed between intervals
•	Samples discharged into tightly fitting plastic sample bag from cyclone
•	Sample transferred to a rectangular plastic tub, the same size as the splitter
•	Sample tipped into three tier splitter from plastic tub to ensure equal quantities available to all vanes
•	1/12 sub split (nominally 3kg) collected in calico sample bag, tied and placed in lots of five into plastic bags
•	Residue sample collected in original sample bag and transported to bag farm for storage
•	Splitter cleaned by shaking/banging/brush/air compressor as necessary between samples
•	Cyclone cleaned at regular intervals (completion of each hole minimum) by banging/checked by hand/arm
•	Every 20th sample re-split to give a second 3kg sample, field splits dispatched along with first splits
•	Samples dispatched to laboratory for analysis by fire assay.

11.2	DIAMOND DRILLING SAMPLING

During the logging process, the geologist will mark up the intervals of core required for sampling. Not all diamond core is sampled. Thorough sampling process has identified the key lithological and structural units that will host mineralization and the selection of units for sampling follows the protocols shown below.

•	All Magdala Facies, also known as ‘Magdala Volcanogenics’, are sampled for assay
•	A minimum of 2.0m into the hangingwall and/or footwall is sampled
•	Fault zones and zones of sulphide are sampled at the geologist’s discretion
•	Magdala Basalt and Albion Formation units are sampled at the discretion of the logging geologist

Not all diamond core is cut in half prior to sampling. Sampling of diamond drill core follows one of two methods as detailed below.

1.	Exploration and Resource Definition – HQ or NQ drill programs

o	Core is logged and geological derived intervals are marked up for sampling
o	Sample intervals are matched to geological boundaries (structural or lithological) and fall within the range of 0.10m to 2.0m. The average sample interval is approximately 1.0m
o

For Resource definition drilling programs, 1 in 5 holes is cut with a diamond saw prior to sampling and one half of the core is sent for assay. The remaining half core is retained as a record within the core library. All other drillholes are sampled as whole core, which is sent for sample preparation and assay as per the flow sheet shown in Figure 10-1. All drillholes deemed to be for the purpose of exploration are ½ core sampled and the entire remaining core retained in storage on site at Stawell Gold Mines.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

2.	Grade control diamond drill programs – NQ or LTK60

o	Core is logged and geological derived intervals are marked up for sampling
o	Sample intervals are matched to geological boundaries (structural or lithological) and fall within the range of 0.10m to 2.0m. The average sample interval is approximately 1.0m
o	For grade control drilling programs drillholes are sampled as whole core with the entire sample sent for sample preparation and assay as per the flow sheet shown in Figure 10-1.

Detailed operating procedures for sampling of diamond drill core are used at Stawell Gold Mines to ensure uniformity of process and prevent errors.

11.2.1	DIAMOND DRILL CORE SAMPLES

Exploration physicals for January 2015 to December 2015 totaled 10,757.1m of drilling comprising of drillholes into the Golden Gift Offset, Upper South Fault 5, Aurora A and Aurora B targets. The 2015 exploration drill area is shown in Table 11-1.

Resource definition physicals for January 2015 to December 2015 totaled 3,737 comprising 34 drillholes into the SM250, USF2, Mid Magdala and Federal Albion South. Resource definition drilling of FAS and USF2 and SM250 resulted in convertible Mineral Resource and presentation of material into the mine plan.

Grade control physicals for January 2015 to December 2015 totaled 589m comprising 13 drillholes into the SM250. This grade control spacing defined a complex area of the model where the Flat 3 intersected the vertical Central lode.

		2015
EXPLORATION DRILLING	HOLES	27
	meters	10,757
	Targets	AURORA A, AURORA B, GGO,
RESOURCE DEFINITION DRILLING	HOLES	34
	meters	3,737
	Targets	SM250 ,USF2, MID MAG, FAS
GRADE CONTROL DRILLING	HOLES	13
	meters	589
	Targets	SM250

TABLE 11-1 DRILL STATISTICS FOR STAWELL GOLD MINES UNDERGROUND DURING APRIL 2012 -DECEMBER 2015

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

The sample interval statistics from January 2015 to December 2015 are shown in Table 11-2. The same sample methodologies are utilized for 2016 and it is anticipated similar sample lengths will be achieved. The average sample intervals demonstrated by the 2015 data are consistent, and are indicative of the complete data set utilized to estimate Mineral Resources at Stawell.

2015
TOTAL	2,516
MIN	0.2
MAX	1.5
AVERAGE	1.07

TABLE 11-2 DIAMOND DRILL CORE SAMPLE INTERVAL STATISTICS FOR SAMPLES TAKEN DURING 2015

11.2.2	RELIABILITY OF SAMPLES

It is the opinion of the Authors that the drilling and sampling methods employed by Stawell Gold Mines are of a high standard and provide representative tests of the mineralization suitable for the estimation of Mineral Resources. Standard drill spacings adopted by Stawell Gold Mines are appropriate for the various stages of Mineral Resource classification and whilst other factors also contribute to decisions regarding classification of the Mineral Resources, the drill spacings discussed in this section enable appropriate geological interpretation and Mineral Resource classification decisions to be made.

11.3	ASSAY LABORATORIES

During the life of the Stawell Gold Mines, a number of laboratories have been utilized for routine assaying of diamond drillcore and RC samples. The details of the laboratories and the periods for which assaying has been conducted are as follows:

11.3.1	STAWELL GOLD MINE LABORATORY

The Stawell Gold Mine Laboratory is an onsite laboratory which is operated by the mine Staff and is not classified as an independent laboratory. Utilised intermittently prior to 1995 for assaying of diamond drill core and RC samples.

•	Non accredited company assay laboratory.
•	Assay method was 10g Aqua Regia with pre digest roasting and AAS finish. Samples are roasted before digest to burn off the sulphides, to ensure all gold is released.
•	Assaying of diamond drill core and RC samples was discontinued in 1995 and the laboratory sample preparation and assay methods updated to industry standard practice.
•	Now utilize a 25g Aqua Regia method with pre-digest roasting and AAS finish.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

•	Utilized for Metallurgical assaying, underground face sample and other geological grade control sampling.
•	Undertake routine sample preparation of diamond drill core samples – post 2004.

11.3.2	WMC BALLARAT ASSAY LABORATORY

WMC Ballarat Assay Laboratory utilised prior to 1995 for assaying of diamond drill core and RC samples and was not an independent laboratory at the time of being used.

•	Non accredited company assay laboratory.
•	Assay method was 10g Aqua Regia with pre digest roasting and AAS finish.
•	Assaying of diamond drill core and RC samples was discontinued in 1995 and the laboratory sample preparation and assay methods updated to industry standard practice.

11.3.3	AMDEL LABORATORY

AMDEL Laboratories is an independent laboratory based in Adelaide, South Australia. The relationship between AMDEL and the Stawell Gold Mines was on a client/supplier arrangement with a contract in place.

•	ISO 9001 accredited
•	Utilized intermittently from 1995 through to present day
•	Primary supplier of assay services from 2004 to mid-2007
•	Ongoing utilization for check assays
•	Stawell Gold Mines reduced reliance on AMDEL Laboratories in mid-2007 as a result of very slow turnaround of assays results

11.3.4	AMINYA LABORATORY

AMINYA Laboratories was an independent laboratory based in Ballarat. The relationship between AMINYA and the Stawell Gold Mines was on a client/supplier arrangement with a contract in place.

•	Not accredited
•	Primary supplier of assay services for diamond drill core and RC samples period from 1995 to 2004
•	Discontinued in 2004

11.3.5	INTERTEK GENALYSIS

Intertek Genalysis (formerly Genalysis Laboratory Services) is an independent laboratory based in Perth. The relationship between Intertek and the Stawell Gold Mines was on a client/supplier arrangement with a contract in place.

•	Genalysis is a NATA accredited laboratory to ISO 17025.
•	Provider of assay services during the period from 2004 to 2006.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

11.3.6	ALS LABORATORY GROUP

ALS Laboratory Group is an independent laboratory based in Orange NSW. The relationship between ALS and the Stawell Gold Mines is on a client/supplier arrangement with a contract in place.

•	ALS Laboratory Group is accredited to ISO 9001 and ISO 17025
•	Primary provider of assay services to Stawell Gold Mines from August 2007 to present day

11.4	SAMPLE PREPARATION

The sample preparation protocol for diamond drill core is shown in the flow sheet given in Figure 11-1. This sample preparation flow sheet was developed in 1995 and has been in operation for all Stawell Gold Mines diamond core and RC samples since that time.

During the period from 1995 to 2004, all sample preparation was conducted by the assay laboratory facilities. In 2004, it was decided by site personnel to complete this task on site at the Stawell Gold Mines laboratory facility. The sample preparation follows the same process utilizing modern sample preparation equipment.

•

Daily primary crusher and pulverizer size fraction calibrations are reported in the weekly Stawell Gold Mines site laboratory report to ensure that the size fractions are meeting the set standards. The size fraction calibration for the crusher is that 75% of material must past through a 2mm screen (LABSOP- 060 Boyd Crusher Size Fraction Analysis). For the pulverizer, the size fraction calibration is that 90% of material must pass through a 75µm screen (LABSOP-061 LM5 Pulverizer Size Fraction Analysis).

•

A quartz flush is inserted, at a 1:5 ratio, at the crushing stage for all diamond drill core and RC chip drill samples. If visible gold is identified at the logging stage then a quartz flush is inserted after every sample within that mineralized zone.

11.4.1	SPLITTING USING A VIBRATING FEED CONE SPLITTER

•	Pulverizing to 95% passing 75um using Labtechnics LM5 pulverizing mills.
•	A quartz flush is inserted after every sample at the pulverizing stage for all diamond and RC drill core.

By retaining responsibility for this work through the existing site based facility, Stawell Gold Mines has flexibility in sending the pulps only to a variety of assaying laboratories and also retain the coarse rejects on site for ongoing metallurgical test work programs.

Stawell Gold Mines internal Laboratory process was independently reviewed by ALS Global Laboratory’s February 2016. No serious concerns compromising the quality of data were identified. Outcomes of the audit will be actioned during 2016 to maintain a high quality of sample preparation.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

SGM Drill Core Sample Flowsheet Summary

(SGM Prepping then Commercial Lab Fire Assay)

QAQC COMMENTS
LOGGING/SAMPLING
Corefarm
Core logged
SampleID allocated
samples 0.15 to 1.5m
Half-core samples cut and split
3-10kg sample bagged into calico bags
SGM standards inserted ~ 1:20 ratio
Assay of known standard monitors accuracy
Assay Blank used to monitor contamination
PREPARATION
SGM Laboratory
Dry @ 80°
~ 6hrs
SGM standard
Crush
75% <2mm
Crush - Quartz flush after every 5th sample to clean machine
Split where sample >3.0kg
excess
3.0kg sample
Split 1:10 samples 50/50
sample size <2.5kg
Split sample monitors sample preparation and homogeneity
"B" added to sampleID
original sampleID
Pulverise
95% <75µm
Pulverise
95% <75µm
Pulverise - Quartz flush after every sample to clean machine
Sub sample (scoop through bowl) 100-200g
Sub sample (scoop through bowl) 100-200g
Excess reject retained at SGM for Metallurgical Testwork
Crusher and pulveriser size fractions are calibrated daily and recorded
ANALYSIS
Commercial Laboratory - ALS
Duplicate sample 1:20 (minimum 1 per batch)
Duplicate monitors precision
Fire Assay analysis
30g sample
Fire Assay analysis
30g sample
Fire Assay analysis
30g sample
Repeat assay if value > 30ppm
Repeats requested by SGM
Repeat/Re-assay monitors repeatability

FIGURE 11-1 STAWELL GOLD MINES DRILL CORE SAMPLE PREPARATION, ASSAY AND QA/QC FLOWSHEET

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

11.5	SAMPLE SECURITY

All drill core and RC samples are delivered directly to the mine site based core farm facility. This is on a shift by shift basis for underground drill core and on a daily basis for all others. Access to the mine site is restricted to authorized personnel only or as a visitor under full supervision by Stawell Gold Mines personnel. A single site access point exists, which is manned 24 hours per day and 7 days per week by security personnel.

Security of drill core and samples is managed by maintaining records throughout the complete process from drilling, core processing, logging, sampling, sample preparation and assaying through to return of results.

Key record keeping procedures utilized in managing sample and data security are described below:

•	Daily drilling records are entered into the database which provides records of drill core produced.
•	Core is photographed within 24 hours of being delivered to the core processing facility.
•	The Stawell Gold Mines sample processing facility is located on the mine lease within a security fenced area. All core stored here is only able to be accessed by Stawell Gold Mines personnel.
•

At the conclusion of logging, a sample requisition sheet generates listing sample numbers, assay standard insertion and assay requirements. This is loaded directly to the acQuire database, enabling tracking of samples after this process.

•

Stawell Gold Mines personnel are trained in appropriate procedures for logging and sampling of the diamond drill core and generating an analytical request sheet outlining sample identification and assay requirements.

•	The production of carefully labeled sample pulps for dispatch by registered posts.

The pulps are dispatched from the Stawell Gold Mines prep laboratory to the assay laboratories using registered post or courier services. Consignments travelling by registered post or courier services are required to be signed off by each leg of the postage route on arrival and can be tracked online. The assay laboratories are also required to send a statement informing Stawell Gold Mines that the pulps have arrived and that the samples, as detailed on the analytical request sheet, can be accounted for. It is the opinion of the Authors that the sample security is adequate.

11.6	ASSAY METHODS

A summary of the laboratory methods utilized by the various laboratories is given in Figure 11-1. All assaying for gold that is utilized in the Mineral Resource estimates have been completed by fire assay method (30 – 50g charge weights) with an AAS finish.

For samples reporting below LLD, a value of 0.5xLLD is utilized as standard in Mineral Resource estimation.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

11.7	DATABASE STORAGE AND INTEGRITY

All Stawell Gold Mines drilling data is stored within the “acQuire” Database Management System (the acQuire database) which operates in an SQL server framework, and data security is established by having various levels of user access rights. Stawell Gold Mines maintain a security access system where loading and manipulation of data is only conducted by one of two data managers. All geological personnel have access to the acQuire database for read-only purposes.

Analysis results are received from laboratory in fixed digital format. The load routine imports assay data matching against sample identification created during the logging procedure.

In March 2010, the acQuire database was updated to the CorpAssay ADM (acQuire Data Model) and QA/QC functionality “Assay Pending” has been implemented on analysis results reported since then. Assay results are first loaded to the database with an initial priority indicating that they have not passed through QA/QC. When subsequently reviewed for QA/QC, the priority is changed as the result is accepted or rejected. Only data with a priority of 1 is visible in the MineSight drillhole views ensuring QA/QC of drill data in the model has been approved.

Data validation occurs during upload of data to the acQuire database using the acQuire DBMS. Checks include:

•	All alphanumeric codes (e.g. lithology) are valid and not duplicated
•	All numeric fields are within acceptable limits and not duplicated
•	Sample from-to depths cannot be greater than the maximum hole depth
•	Checks are performed for overlapping samples
•	Analysis results are received from laboratory in fixed digital format. The load routine imports assay data matching against sample identification created during logging procedure.

Alpha analysis codes are stored as logged and/or reported e.g. NS (Not Sampled), IS (Insufficient Sample), <0.01. The database MetaAssayExport table records equivalent values which are substituted by client software (e.g. MineSight). The convention for defined values is a numeric value half detection limit for results at LLD, and for all other codes, -1 is substituted.

After data compilation is complete, it is critically reviewed by geologists with on-going scrutiny using logs, section/plan plotting and 3D modelling.

11.8	QUALITY ASSURANCE/QUALITY CONTROL

The general flow sheet for the sample preparation and assaying including the QA/QC samples submitted to ensure this compliance is shown in Figure 10-1.

•	Exploration diamond drill core is routinely half core sampled.
•	Mine diamond drill core is mostly full core sampled, with approximately 1 in every 5 holes being half core sampled. Samples are crushed and pulverized.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

•	Routine assaying of diamond drill core samples has been undertaken utilizing fire assay methodologies (30 gram charges) with an AAS finish.
•	Screen fire assay is also completed on samples in which visible Au was observed during the logging process.
•	Assays are reported to an LLD of 0.01ppm. For sample reporting below LLD, a value of 0.5 x LLD is used in resource estimation.
•

Sample QA/QC procedure incorporates routine check assays including repeats (re-assay or repeat assay), duplicate (second sample taken after pulverization), splits (half coarse sample split, at ratio of approximately 1:10 samples), and standards.

•

The Stawell Gold Mines QA/QC process was independently reviewed by Quantitative Group consultants in July 2011 and February 2012. Quantitative Group found the system in place to be a robust and appropriate process for ensuring quality assay returns (Stewart July 2011 and Stewart Feb 2012). The Authors agree with the conclusions reached by Quantitative Group.

11.8.1	QA/QC CHECKS AND ACTIONS

A range of checks and resulting actions are in place to monitor the QA/QC of the Stawell Gold Mines data set as set out in the QA/QC flow sheet shown in Figure 11-1. When monitoring these checks, the following guidelines are followed.

11.8.1.1	STANDARDS

A range of standards (Table 11-3) are regularly inserted at the sampling stage (1:20 ratio) to monitor assay analysis accuracy. Figure 11-2 shows the assay standard performance for the FAS May 2015 Mineral Resource Model update.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

StandardID	Start/End Date Used	Gating Values			Comment
		Lower Limit 2σ (ppm)	Recommended Value (ppm)	Upper Limit 2σ (ppm)
SGM LowA	June 2001 - May 2010	3.18	3.34	3.5	Discontinued
SGM LowB	June 2001 - May 2005	3.24	3.54	3.64	Discontinued - no sample left
SGM HighA	June 2001 - Oct 2008	3.885	4.2	4.515	Discontinued - performance issues
SGM HighB	June 2001 - Feb 2009	4.18	4.54	4.9	Discontinued - no sample left
SGM High	Feb 2006 - May 2010	8.77	9.36	9.95	Discontinued
SGM1	Nov 2008 / current	3.49	3.63	3.77
SGM2	Nov 2008 / current	6.77	7.15	7.53
SGM3	Aug 2009 / May 2011	2.06	2.21	2.36	Discontinued
OR2Pd	Apr 2011 / Jan 2012	0.058	0.89	0.943	Discontinued - no sample left, replaced with matrix matched standards
OR54Pa	Apr 2011 / Jan 2012	2.68	2.9	3.12	Discontinued - no sample left, replaced with matrix matched standards
OR15h	Apr 2011 / Mar 2014	0.97	1.02	1.068	Discontinued - no sample left, replaced with matrix matched standards
OR10c	Apr 2011 / current	6.27	6.6	6.92
OR62d	Apr 2011 / current	9.84	10.36	11.16
OR12a	Apr 2011 / current	11.31	11.79	12.27
OR17c	Jan 2012 / current	2.87	3.04	3.21
OR15g	Jan 2012 / May 2012	0.481	0.527	0.573	Discontinued - no sample left, replaced with matrix matched standards
OR15f	May 2012 / Mar 2014	0.301	0.334	0.366	Discontinued - no sample left, replaced with matrix matched standards
OR200	Mar 2014 / current	0.316	0.34	0.365
OR204	Mar 2014 / current	0.966	1.043	1.12
OR904	Aug 2014/current	0.0407	0.045	0.0493	ppb standard

TABLE 11-3 RANGE OF STANDARDS USED AT STAWELL GOLD MINES (G/T AU)

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 11-2 ASSAY STANDARD PERFORMANCE FOR FAS DATA (STANDARD DEVIATION TO THE EXPECTED VALUE) G/T AU

If the standard assay is outside ±3 standard deviations from the known value then ~50% of that batch is automatically repeated, similarly if two standards report outside ±2 standard deviations then ~50% of that batch will be repeated. Entry is made into the onsite QA/QC diary to indicate which sample identifications have been repeated.

The performance over time for each standard used for the resource model update is individually graphed and reviewed. This is to understand if non-compliant standards were well-spread across all standard material in use and if it is likely a result of the tightness of the confidence intervals. The spread of the results for each standard are reviewed to identify any potential respectively.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 11-3 OR200 STANDARD PERFORMANCE FOR FAS MAY 2015 RESOURCE MODEL UPDATE

FIGURE 11-4 OR204 STANDARD PERFORMANCE FOR FAS MAY 2015 RESOURCE MODEL UPDATE

11.8.1.2	BLANKS

Regular insertion of basalt blanks are inserted at the sampling stage (1:20 ratio), to monitor sample contamination or sample homogeneity. If the blanks are not compliant, checks are initiated to determine the cause of the non-compliance and what remedial action is required. Basalt blank material is non mineralized basalt chip material purchased by site for batch plant process.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Figure 11-5 shows the May 2015 FAS model update analysis of the basalt blank assay results. This figure shows two basalt blanks failing. Given the Stawell Gold Mines laboratory uses of a quartz flush between each sample at the pulverizing stage, failed blanks are rarely returned. Investigation into the two failed blanks identified no apparent cause for the elevation in assay and the blank were accepted based on an adjacent compliant standards.

FIGURE 11-5 BLANK STANDARD PERFORMANCE FOR FAS MAY 2015 RESOURCE MODEL UPDATE

11.8.1.3	LABORATORY SPLITS

Laboratory (lab) splits are taken during the sample preparation crush stage to monitor sample preparation and homogeneity. If splits are outside of 10% of the initial assay, investigations into the quality of the sample preparation for the batch are conducted.

Figure 11-6 shows the monitored precision for the sample crush stage within the sample preparation process given for assay preparation from the May 2015 FAS model update drillholes. The graph presented in Figure 11-6 is an indication of the homogeneity of the sample after the crush stage and shows whether error is introduced during the splitting of this crushed material prior to pulverization. This analysis shows more than 90% of the sample split assays have an average relative difference of less than 20% to the original assay value indicating an appropriate level of precision through this stage in the sample preparation.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Figure 11-7 is a Log/Log graphical representation of the same data, which is also used to analyze the lab split outliers. This graph indicates that the split variation more frequently occurs in the lower grade range (yellow highlight) which is of lesser interest. The higher grade splits are all relatively constant and within acceptable tolerance.

FIGURE 11-6 PRECISION OF THE CRUSHER FOR THE MAY 2015 FAS RESOURCE MODEL UPDATE

FIGURE 11-7 SAMPLE SPLITS (CRUSH SIZE FRACTION SPLIT) COMPARISON FOR MAY 2015 FAS RESOURCE MODEL UPDATE

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

11.8.2	LABORATORY DUPLICATE ASSAYS

Lab splits and duplicates are taken to monitor sample precision. Three sets of duplicate data are collected for Stawell Gold Mines samples.

•

The first duplicate data set is collected at the split stage of the sample preparation, before pulverization; every tenth sample is split with the split portion becoming the B sample (1:10 ratio). This duplicate is referred to as the lab-split at Stawell Gold Mines and monitors the precision of the crush and split stages of the sample preparation.

•

The second duplicate data set is collected at the fire assay stage; randomly, within a 1:20 ratio, a second scoop of the pulp is taken and processed in the same batch to the original sample. This duplicate is referred to as the duplicate at Stawell Gold Mines and monitors the precision of the pulverization sample preparation stage.

•

The third duplicate data set is collected at the fire assay stage; randomly a second scoop of the pulp is taken and processed in a different batch to the original sample. This duplicate is referred to as the repeat at Stawell Gold Mines and monitors the precision of the pulverization sample preparation stage as well as across batch repeatability. This type of duplicate can also be requested if there is a non- compliant standard within the batch.

Where duplicates and repeats are outside of 10% of the original sample, additional duplicate repeats are requested to determine if it is a laboratory issue or associated with coarse gold within the sample.

Figure 11-8 shows the monitored lab duplicate results from the May 2014 USF1 Resource Model update drillholes. The graph presented in Figure 11-8 is an indication of the homogeneity of the sample after the pulverization stage. This analysis shows more than 95% of the duplicate assays have a relative difference of less than 10% to the original assay value indicating an appropriate level of precision through this stage in the sample preparation.

Figure 11-9 is a Log/Log graphical representation of the same data, which is also used to analyze the lab duplicate outliers. This graph indicates that the duplicate variation more frequently occurs in the lower grade range (yellow highlight) which is of lesser interest. The higher grade duplicates are all relatively constant and within acceptable tolerance.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 11-8 PRECISION OF THE LAB DUPLICATE DATA FOR MAY 2015 FAS RESOURCE MODEL UPDATE

FIGURE 11-9 ASSAY DUPLICATE COMPARISON OF THE LAB DUPLICATE DATA FROM MAY 2015 FAS RESOURCE MODEL UPDATE

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 11-10 LOG-LOG GRAPHICAL REPRESENTATION OF THE ASSAY REPEATS FROM MAY 2015 FAS RESOURCE MODEL UPDATE

Figure 11-10 is a Log/Log graphical representation of assay repeats which is used to analyze the lab assay repeatability. Repeated assays are compared to initial assays and as duplicate assays are a measure of laboratory precision any large discrepancy is followed up and discussed with the internal and external laboratory managers.

Monitoring of these checks is done within two days of the sample batch return and actioned generally no later than seven days after the return date. Any actions taken during the monitoring process are recorded in the Stawell Gold Mines QA/QC diary, which was set up in September 2007.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

11.8.3	STAWELL GOLD MINES STANDARD REFERENCE MATERIAL

Nine standard reference materials are currently being used by Stawell Gold Mines, and as per standard procedure are inserted at frequencies of 1:20-1:25 samples to monitor accuracy. All of the current standards, except for OR62d and OR904 are matrix matched. Standard OR904 was introduced into the system in 2015 as a low grade oxide standard for a surface RC drill program. All standards are commercially made by Ore Research and Exploration Pty Ltd (ORE) of Melbourne and certification certificates are available in Stawell Gold Mines records. The details of the standards and when they were introduced to the system are shown in Table 11-3.

11.8.4	QA/QC FOR THIS TECHNICAL REPORT

For this technical report, an analysis of the QA/QC data returned for the current mined Mineral Resource estimates have been compiled (Table 11-4).

This analysis encompasses all QA/QC data returned to Stawell Gold Mines for the current model updates and serves to demonstrate that a responsible and ongoing approach to managing assay data quality is maintained at Stawell Gold Mines and that assaying information is of a good quality for Mineral Resource estimation.

As a result of QA/QC monitoring processes carried out during the current reporting period, 998 samples were re-assayed from an initial 2,720 assays, for holes reported during this period. The proportion of re-assay is variable for each model update and given time period. Full details of QA/QC results can be found in individual reports by area (see Table 11-5).

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

	FED ALB						AURORA
	STH	USF2	SM 250	FED ALB	MARINERS	BIG HILL	B
	Au	Au	Au	Au	Au	Au	Au
Population #	32	167	509	47	192	69	98
# Outside 2σ	1	9	74	9	26	4	7
% Outside 2σ	3%	5%	15%	19%	14%	6%	7%
# Outside 3σ	0	2	22	6	5	1	1
% Outside 3σ	0%	1%	4%	13%	3%	1%	1%
% positive	47%	35%	45%	45%	66%	46%	48%
% negative	41%	57%	38%	51%	32%	52%	43%
% at zero	3	10	15	2	3	1	9%
TOTAL BIAS	-3.4%	-0.5%	0.3%	-0.8%	1.4%	-0.1%	0.8%

TABLE 11-4 QA/QC ASSAY RESULTS

				FED		BIG	AURORA
	FAS	USF2	SM 250	ALB	MARINERS	HILL	B	TOTAL
Initial assays	98	43	181	297	503	1072	526	2720
Repeated assays	53	21	86	163	397	38	240	998
Repeated assays_Accepted	53	21	75	142	339	38	190	858
% Repeated Assays	54.1%	48.8%	47.5%	54.9%	78.9%	3.5%	45.6%	36.7%
% Accepted Repeated Assays	100.0%	100.0%	87.2%	87.1%	85.4%	3.5%	36.1%	86.0%

TABLE 11-5 REPEATED ASSAY FOR ALL CONTRIBUTING MINERAL RESOURCE AREAS

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

11.8.5	OPINIONS ON SAMPLING

It is the opinion of the Authors that the drilling and sampling methodologies employed by Stawell Gold Mines are of a high standard and provided representative tests of the mineralization for the estimation of Mineral Resources. Standard drill spacing’s adopted by Stawell Gold Mines are appropriate for the stages of Mineral Resource development and whilst other factors contribute to decisions regarding classification of the Mineral Resources the drill spacing’s discussed in this section enable appropriate geological interpretation and Mineral Resource classification decisions to be made.

11.8.6	RECOMMENDATIONS

The results from the QAQC analysis of drill samples has indicated a good level of confidence in assay grades for use in the resource model. The following recommendations for improvements in the current procedures:

•	Standards continue to be inserted on site and independently of the assaying laboratories. The process of matrix matched standards needs to be continued.
•	Implementation of outcomes from 2016 internal lab independent audit.
•	SGM Laboratory recommences round robin sampling with off-site laboratories.
•	Quarterly SGM laboratory audit and process review.
•	Continued monthly reporting and meetings with the external independent laboratory.
•	The procedure for monitoring the acceptance gates of standards needs to continue to be reviewed regularly with increased sample support to validate the standard reference material precision of grade.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

12	DATA VERIFICATION

Newmarket Gold utilize specialized industry computer software to manage its drillhole and assay database and employ dedicated personnel to manage the database and apply appropriate QA/QC procedures to maintain the integrity of the data. Data is assessed for errors with respect to standards and blanks prior to loading into the acQuire™ database software. Data is then spatially assessed in a commercially available mining software package (Surpac™) for any other questionable results.

To confirm compliance, the earlier 2012 Stawell Technical Report involved completing various database checks, which did not identify any reportable errors, which would have raised any concerns about the integrity of the data. During the preparation of this technical report, which has included search and lookup of assay results, generation of plans and sections and estimation of Mineral Resources, the Authors did not encounter any difficulties with the database; hence the Authors believe the data/database has been verified to a sufficient level to permit its use and confidence in its reliability.

In addition to the quality control and data verification procedures discussed in detail above, the Qualified Persons preparing the Mineral Resource estimates have further validated the data upon extraction from the database prior to Mineral Resource interpolation. This verification used MineSight™ as the primary tool to identify data problems. This allowed the omission of holes, if they were of questionable quality, for example due to low quality sample techniques or incomplete assaying. When coupled with the more mechanical check processes ensuring high quality is entering the database in the first place, these checks were effective in allowing the Qualified Persons to be confident that the data was geologically coherent and of appropriate quality for the purposes used in this technical report.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

13	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	MINERAL PROCESSING

A complete description of the mineral processing techniques used at Stawell Gold Mines is outlined in Section 17-1 of this report.

13.2	METALLURGICAL TESTWORK

An ongoing program of metallurgical test work is conducted at Stawell Gold Mines. The program utilizes diamond drill core to determine the expected plant recovery for all ore blocks at a stope scale within the immediate and long term mine plan. In addition to this, in areas where previous mining and treatment have occurred, previous actual plant performance is also taken into account.

Samples of the ore and estimated dilution are tested to determine the expected preg rob index and expected gold recovery through the Stawell Gold Mines processing circuit. Samples for metallurgical test work are selected from each ore lode; desirable samples are tested for each stope block. In this way expected rates of recovery can be determined for individual stope blocks, levels and ore lodes. As the metallurgical test work program is an ongoing process, the samples being tested to determine recovery rates can be said to be representative of the current and future production areas.

The results of the test work program (combined with previous performance where applicable) provide an expected plant recovery on a campaign basis. Stawell Gold Mines metallurgists are able to compare the actual versus predicted plant recoveries using the test work results. The preg rob index is a relative scale that indicates preg rob severity per ore source. Determining the preg rob index for each ore source allows for tailoring of processing to suit.

Test work results by area are summarized in Table 13-1 below. Examples of monthly recovery reconciliation by ore designation (Table 13-2) and test work results by area (Table 13-3) are given below.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

TABLE 13-1 STAWELL GOLD MINES RECOVERY IN PERCENT AND PREG-ROB INDEX BY ORE SOURCE

TABLE 13-2 ACTUAL VERSUS EXPECTED RECOVERY – ALL ORE TYPES MONTHLY RECOVERY RECONCILIATION

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FEDERAL ALBION TESTWORK - 2014 - 2015.

LEACH	ORE LODE	MD											EXPECTED	
			INTERVAL DETAILS				HEAD g/t		SOLID	LEACH REC %			PLANT	IF NO
ID.		No.	SAMPLE	FROM	TO	MTRS	GEOL	MET	PR	Kero	Pb+Kero	RG	REC %	FLOAT
FedAlbSthNov14-04	Extended	MD6289	109-114,116	187.65	193.25	5.60	1.48	0.92	2.77	60.9	88.0	98.9	84.2	78.7
FedAlbSthNov14-05	Extended	MD6290A	082-089,091-092	114.00	124.00	10.00	3.19	3.22	1.44	60.9	85.0	97.2	85.8	79.7
FedAlbSthNov14-07	Extended	MD6291	142-144,146-153	213.00	223.10	10.10	2.70	2.74	0.14	62.8	71.2	98.9	83.6	69.7
FedAlbSthNov14-14	Extended	MD6295	058,060-069	95.00	106.00	11.00	4.39	4.12	0.00	42.7	90.0	98.3	93.2	89.0
FedAlbSthNov14-15	Extended	MD6296	108,110-120	117.00	129.00	12.00	5.46	4.91	0.07	61.7	71.1	99.8	84.2	69.9
FedAlbSthNov14-17	Extended	MD6297	092-097,099-102,104-110	109.80	124.00	14.20	4.47	4.87	0.00	77.6	77.6	99.8	87.7	76.6
FedAlbSthNov14-19	Extended	MD6298	130-135,137-142	133.35	144.00	10.65	2.99	3.07	0.53	55.4	79.5	99.0	86.7	76.9
FedAlbJune2014-03	Magdala	MD6286	025-034	120.00	129.10	9.10	1.14	0.94	2.10	76.6	88.3	96.8	85.3	81.0
FedAlbJune2014-08	Moonlight	MD6288	027-031,033	121.25	126.90	5.65	1.93	1.65	1.69	90.3	80.0	99.4	83.6	73.9
FedAlbSthMay15-01	XXX	MD6316	005,007-011	55.80	62.20	6.40	1.60	1.55	0.06	63.2	72.9	96.1	83.3	71.7
FedAlbSthMay15-03	XXX	MD6319	046-051	101.00	107.90	6.90	2.36	2.49	0.01	84.3	96.0	98.0	96.0	95.0
FedAlbSthMay15-04	XXX	MD6320	021-024,026-028	74.60	83.60	9.00	1.90	1.36	0.09	80.9	79.4	94.9	85.9	78.1
FedAlbSthMay15-05	XXX	MD6320	042-047,049-055	98.80	116.50	17.70	2.58	2.41	0.03	66.0	78.0	97.9	86.9	76.9
FedAlbSthMay15-06	XXX	MD6321	042-045	102.70	107.00	4.30	2.05	2.01	0.06	77.6	83.1	96.0	88.4	81.9
FedAlbSthMay15-07	XXX	MD6321	046-050	107.00	112.10	5.10	1.31	1.67	0.00	75.4	82.6	97.0	88.8	81.6
FedAlbSthMay15-08	XXX	MD6322	006-008,010-014,016	64.50	75.00	10.50	1.59	1.45	0.00	76.6	82.1	91.7	85.9	81.1
FedAlbSthMay15-09	XXX	MD6323	038-046,048-054,056-058	115.80	137.50	21.70	3.10	3.68	0.00	73.4	79.1	96.2	86.6	78.1
FedAlbJune2014-06	Central	MD6287	032-038,040-043,045	107.60	119.00	11.40	2.18	2.40	0.03	67.5	79.2	97.5	87.2	78.1
FedAlbJune2014-07	Central	MD6287	046,052-053,055-057,059-062	119.00	133.00	14.00	1.56	1.77	0.01	87.0	96.0	99.4	96.7	95.0
FedAlbSthNov14-10	Central	MD6293	109-111,113-117	165.00	172.00	7.00	2.48	3.26	0.47	78.2	91.7	99.7	93.3	89.3
FedAlbJune2014-01	Central	MD6284	031-034,036-045,047-048	94.35	109.00	14.65	2.87	3.38	0.29	76.9	79.3	99.7	87.6	77.4
FedAlbJune2014-02	Central	MD6285	036-038,040-044,046-052	98.00	111.90	13.90	3.86	3.63	0.52	64.7	82.6	97.5	87.5	80.1
FedAlbJune2014-04	Central	MD6286	044-046,048-051	142.80	149.80	7.00	2.53	2.69	0.04	81.8	88.2	97.0	90.5	85.1
FedAlbSthNov14-03	Central	MD6289	055-058,060-071,073-076	139.00	159.00	20.00	3.12	3.10	0.38	65.8	69.0	98.1	81.4	66.9
FedAlbSthNov14-06	Central	MD6291	073-076,078-079	158.40	163.60	5.20	1.92	1.94	3.00	64.9	50.5	74.2	52.4	40.5
FedAlbSthNov14-08	Central	MD6292	033-043	102.00	114.00	12.00	1.44	1.57	1.89	79.6	78.3	93.6	79.3	71.7
FedAlbSthNov14-11	Central	MD6294	057-064,066-070	106.90	120.00	13.10	2.33	2.37	2.46	86.1	92.0	99.6	87.4	83.6
FedAlbSthNov14-12	Central	MD6295	043-047,049-050	80.50	97.95	17.45	1.44	1.67	0.01	92.2	97.0	99.4	97.2	96.0
FedAlbSthNov14-16	Central	MD6297	085,087-091	105.00	109.80	4.80	1.50	1.38	0.54	73.9	80.4	99.3	87.2	77.8
FedAlbSthNov14-18	Central	MD6298	125-129	128.80	133.35	4.55	1.92	2.02	0.09	64.4	71.3	91.1	79.9	70.0
FedAlbSthNov14-01	HW	MD6289	010-014	100.55	105.00	4.45	0.98	0.92	2.40	87.0	84.8	94.6	81.5	76.6
FedAlbSthNov14-02	HW	MD6289	049-053	133.15	138.00	4.85	1.89	2.02	0.19	62.9	65.8	88.5	75.6	64.3
FedAlbSthNov14-09	HW	MD6293	096-100	152.60	158.00	5.40	1.09	1.32	0.00	66.4	69.2	89.2	78.2	68.2
FedAlbJune2014-05	Moonlight	MD6287	021-031	97.95	107.60	9.65	1.17	1.39	2.23	68.3	75.5	87.1	73.6	67.8
FedAlbSthMay15-02	XXX	MD6318	006-007,009-011,013-014	75.10	84.20	9.10	1.24	1.20	0.24	55.8	60.8	87.5	72.4	59.1
ALL RESULTS						**348.40**	**2.49**	**2.55**	**0.58**	**70.3**	**80.1**	**97.3**	**86.4**	**77.8**

F1 STOCKPILE	**BASALT CONTACTS, STOCKWORKS, LOW PREG ROB**		**202.30**	**2.72**	**2.76**	**0.36**	**68.6**	**81.0**	**98.0**	**87.8**	**79.2**
F2 STOCKPILE	**CENTRAL LODE, HIGHER PREG ROB**		**146.10**	**2.17**	**2.27**	**0.88**	**73.3**	**78.6**	**96.0**	**84.0**	**75.3**

TABLE 13-3 METALLURGICAL LEACH TEST WORK RESULTS FOR FEDERAL ALBION ORE SAMPLES

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

14	MINERAL RESOURCE ESTIMATES

14.1	INTRODUCTION

The geographical locations of the various Mineral Resource and Mineral Reserve areas for Stawell Gold Mines are shown in Figure 14-1 and Figure 14-2.

This estimate is an update of the previously published Mineral Resources and Mineral Reserves in the 2014 Stawell Technical Report.

Over the period from 1st January 2015 to 31st December 2015, 18,892.8 meters of underground exploration, resource definition and stope definition diamond drilling was completed. This drilling has assisted in defining additional Mineral Resources, and when coupled with detailed mine design and mine planning work has resulted in a significant addition to the Mineral Reserve.

This estimate is a compilation of a number of separate models and estimates. Some of the Magdala upper levels areas have been estimated using manual 2D estimation techniques. These individual areas have been reviewed as part of the updated Mineral Resource and Mineral Reserve estimate and complies with the relevant Mineral Resource classifications as defined by NI 43-101.

Post 1998, the majority of the Mineral Resources and Mineral Reserves have been estimated using 3D geological block models. A number of block models have been created for separate geographical areas. The key Mineral Resource and Mineral Reserve areas and the date of the most recent updates are recorded and outlined in Table 14-1.

Table 14-1 summarizes the Resource Models that have been completed during the reporting period. Table 14-2 summarizes the Resource Models that were completed prior to the reporting period and contribute to the current reported Mineral Resource.

MODEL	RELEASE DATE	REPORT DATE
Federal Albion South	May-15	FAS Resource Model Report May 2015
Below SM 250	Jul-15	Below SM 250 Resource Model Report July 2015
Upper South Fault 2	Dec-15	Upper South Fault 2 Resource Model Report December 2015
Aurora B	Mar- 16	Aurora B Resource Model Report March 2016

TABLE 14-1 SUMMARY OF MINERAL RESOURCE MODELS UPDATED IN 2015

MODEL	RELEASE DATE	REPORT DATE
Federal Albion	Apr-12	Mid Magdala Resource Model Report June 2012
Mariners	Dec-13	Mariners Resource Model Report December 2013
Magdala S6000	Aug-14	Magdala S6000 Resource Model Report May 2014
Big Hill	Mar-14	Big Hill Resource Model Report April 2014

TABLE 14-2 SUMMARY OF RESOURCE MODELS COMPLETED PRIOR TO 2015 THAT CONTRIBUTE TO THE MINERAL RESOURCE

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

The Big Hill Resource model (March 2014) has been reported as Big Hill Surface (within pit shell and evaluated at a cut-off grade of 0.44 g/t Au). The underground potential of this model includes all Mineral Resource outside of the resource pit shell, and has been reviewed at a 2.0 g/t Au cut-off. The underground component of this model is referred to as Upper Levels.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 14-1 WEST FLANK LONGITUDINAL PROJECTION SHOWING THE LOCATION OF MINERAL RESOURCE AND MINERAL RESERVE AREAS AS OF 31 DECEMBER 2015

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 14-2 EAST FLANK LONGITUDINAL PROJECTION SHOWING THE LOCATION OF MINERAL RESOURCE AND MINERAL RESERVE AREAS AS OF 31 DECEMBER 2015

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

14.1.1	STOPE RECONCILIATION

The resource calculation methodologies used at Stawell Gold Mines are supported by a significant period of mining and reconciliation information (see Figure 14-1 and Figure 14-2). Figure 14-3 illustrates final design versus actual mill reconciled stope performance since 2003.

FIGURE 14-3 STOPE RECONCILIATION

14.2	MANUAL 2D MINERAL RESOURCE AND MINERAL RESERVE ESTIMATION METHODOLOGIES

Mineral Resources and Mineral Reserves calculated using manual 2D methodologies are confined to sections of the upper levels at the Magdala Deposit. Underground mining for 2015 had a high reliance on upper levels remnant material which was manually estimated at 67% of milled ounces from underground, with a total site contribution of 58%. This is illustrated in Figure 14-4 and in Table 14-3.

	SITE	UNDERGOUND
2015	TOTAL OZ	TOTAL OZ
Reserve P&P	29%	33%
Remnant	58%	67%
Surface Oxide	13%

TABLE 14-3 SUMMARY OF ORE SOURCE CONTRIBUTION FOR 2015

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 14-4 CLASSIFICATION OF MINED MATERIAL FOR 2015

Prior to 1996, manual 2D methodologies were the primary estimation methodology for all Mineral Resources and Mineral Reserves estimated for the Stawell Deposits. Progressively 3D block modelling methodologies were introduced and the remaining areas estimated using the 2D methods are remnant parcels for which detailed 3D models have not yet been created. There is an expectation that prior to mining of these areas additional geological information will be collected and processed to produce 3D block models upon which final economic evaluation and mine design will be completed.

The validity of estimation methodology is supported by many years of mining experience at Stawell Gold Mines where with the addition of appropriate dilution and grade cutting have produced reliable estimates of tonnes grade and contained metal.

The Mineral Resource estimation methodology is based on compiled 1:500 scale longitudinal projections for individual mineralized structures showing the locations of all diamond drillholes or sample intersections.

•

Each mineralized intercept is firstly interpreted on cross section and/or level plan or in 3D to determine the true width of the mineralized structure and to ensure the intercept is plotted on the longitudinal projection for the appropriate structure.

•

Individual assays within the mineralized structure are top cut to 17.0 g/t Au for Magdala and 15.0 g/t Au for Wonga mineralization respectively. The assays are accumulated by length weighting of the individual assay grades.

•	Magdala mineralization is diluted to a minimum width of 3.0m by adding dilution at 1.0 g/t Au.
•

Additional interpretation is completed to confirm the strike and dip of the mineralized structure being modelled to calculate a strike/dip correction factor to be applied to the individual polygon being estimated.

•	Polygon areas are measured for each block to be estimated.
•	The tonnage is calculated by multiplying Area x Mean Width x SG x Strike/Dip Factor.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

•	The grade assigned to the block is estimated based on the diluted length weighted intersections deemed to be informing each polygon.

14.3	COMPUTER 3D MINERAL RESOURCE AND MINERAL RESERVE ESTIMATION METHODOLOGIES

14.3.1	INTRODUCTION

Post 1997, 3D block modelling methodologies have progressively become the standard method for estimating Mineral Resources and have provided the basis for detailed mine design and the estimation of Mineral Reserves.

This work is carried out in the MineSight software suite which is an industry standard geology and mine planning software package. Detailed Mineral Resource documents for each individual Mineral Resource area are referenced in Section 27. The description below describes the general process that is common to each model.

14.3.2	DATA TYPES

The estimation of contained gold has been based on assays sourced from surface and underground drilling as detailed in Section 10. The data available as at December 2015 consisted of diamond core samples derived from earlier exploration and mining definition campaigns as well as reverse circulation drill chip samples. Sludge drilling and channel sample results were included in the database but excluded from compositing and subsequent estimation. Also excluded were quality suspect drillholes which are listed in each resource report.

All data was provided in local grid co-ordinates.

14.3.3	GEOLOGICAL INTERPRETATION

14.3.3.1	FEDERAL ALBION AND FEDERAL ALBION SOUTH

The mineralized zones of the Magdala Federal Albion all exhibit visually distinctive mineralization styles.

The Central Lode presents as a strongly sheared volcanogenic unit with high quartz content that frequently contain arsenopyrite-filled stylolites. Silica alteration is prevalent, as is moderate to strong sulphide mineralization (predominantly sheared pyrrhotite and cubic pyrite).

The Extended Lode is a Basalt Contact mineralization typified by coarse arsenopyrite up to 20mm in size along with recrystallized pyrrhotite and minor pyrite. Large quartz tension veining up to 750mm wide is often associated with coarse arsenopyrite and other sulphides that form along stylolites and is a common feature of the Basalt Contact mineralization. In the immediate contact zone with the basalt it was common to see silicification of the host rock and bands up to 4m wide of mineralized siliceous sediment. Assay values are weaker in these zones by comparison due to the lack of chlorite.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

A hangingwall weak volcanogenic unit is found on the contact zone of the Mine Schist and the Central Lode, which is less chloritic, has higher graphitic alteration than the host rock, and shows a moderate S2 or S3 fabric more typical of Mine Schist. This domain consists of recrystallized pyrrhotite and sedimentary pyrrhotite found around weak to moderate chlorite altered host rock. Quartz shear zones consisting of puggy graphite and weak chlorite alteration are also present. The hangingwall weak volcanogenic unit was often geologically logged as pelite to distinguish it from the mineralized zone and the Mine Schist proper. A footwall weak volcanogenic unit separates the Central Lode mineralization from the Extended Lode.

A felsic porphyry runs oblique to the Central Lode from 5220N to the South Fault and in places stopes out areas of the Central Lode. This porphyry is post mineralization and does not host any gold.

14.3.3.2	BELOW SCOTCHMANS 250

The geological interpretation of the Below Scotchmans 250 area eventuated in having six ore domains, basalt waste zones and a halo of low grade volcanogenic (which was estimated).

The Central Lode is defined by a hangingwall proximal to the Mine Schist contact, and a footwall contact defined by a reduction in grade, RQD% and quartz content.

The Magdala Basalt Contact Lode is defined by a footwall basalt contact, a sulphide/chlorite/quartz rich zone adjacent. The hangingwall is defined by a reduction in sulphides, chlorite, and grade and often a reduction in shear intensity. The Magdala Basalt Contact Lode and the basalt are defined and estimated in the 2012 Federal Albion Resource model.

An upper basalt has been modelled higher than the Magdala Basalt of which there is a small zone of Basalt Contact Lode identified which has been modelled as Magdala Contact Lode, but in reality is the contact lode of the next basalt nose up (Federal Basalt).

The Low-Grade Volcanic domain is a zone of weakly mineralized, less chloritic material surrounding the mineralized domains extending out from the basalt to the Mine Schist.

14.3.3.3	UPPER SOUTH FAULT 2

The geological interpretation of the USF2 area eventuated in having three ore domains and three waste zones. The waste zones are the Basalt and Central Lode Basalt and Mine Schist geological units (grade is set to 0.005 g/t Au). The geological framework is bound by the Upper and Lower South Faults with the internal flatter My Fault and Your Fault laterally offsetting the geology top to the west. The Central Lode has internal basalt stoping or controlling the Central Lode mineralized material. Both the Upper South Fault and the Lower South Fault have been intersected in the 2015 development from the southern end of the USF2. The flat My Fault has also been intersected in both the 752 and 772 levels at the southern end of the model area. The Lower USF2 block is the dominant block in terms of the vertical extent with the My Fault and Your Fault blocks being less vertically extensive. The lateral offset of the blocks is variable from north to south. The USF2 block is constrained by the pinching of the Upper and Lower South Faults to the South and the past USF2 mining to the North.

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The Central Lode is defined by a hangingwall proximal to the Mine Schist contact, and a footwall contact defined by a reduction in grade, RQD% and quartz content.

The Central Lode domain is comprised of the 101 and 102 subdomains, separated based on a curve in the orientation of the ore but with the same characteristics. The vertical extent of the Central Lode is constrained by the Upper and Lower South Faults, but also internally by the My and Your Faults which offset laterally the Central Lode. The 100 domain was used for statistical analysis and used in variography studies.

The Dukes Lode is defined by a footwall basalt contact, a sulphide/chlorite/quartz rich zone adjacent. The hangingwall is defined by a reduction in sulphides, chlorite, gold grade and often a reduction in shear intensity. The Dukes basalt contact has been faulted out in the southern extent of the geology model and has not been intercepted by any drilling.

The Stockworks Lode is a single domain and is defined by a broad zone of variable grade between the Central Lode and Dukes Lode in the southern extent of the modelled area. The Stockworks Zone contains the greatest grade in the southern end of the domain and reduces in grade to the north. The contact between the Central Lode and the Stockworks can be difficult to precisely define. The Stockworks Domain is now outside the area of interest and is essentially depleted.

The Weak Volcanic Domain is a zone of weakly mineralized, less chloritic material from between the Central and Dukes Lodes and excluding the Stockwork Lode. The Weak Volcanic is typically of low grade and less chloritic than the mineralized Central and Dukes Lodes.

14.3.3.4	MAGDALA S6000

The mineralized zone of the Magdala S6000 is geologically identical to the Magdala Federal Albion area. This is the northern extent of the Magdala ore mineralization as described in Section 14.3.3.1. All ore zones exhibit visually distinctive mineralization styles.

The Central Lode shear zone generally has a well-defined hanging-wall shear along the Mine Schist/Volcanogenic contact but may also occur within Volcanogenic package. The footwall structure is generally marked by shear surface also, but at times gradational into stockworked Volcanogenics. The distribution of grade with the Central Lode is not uniform. The Central Lode is often partially replaced by later stage felsic porphyry dykes running sub parallel to the Central Lode shear, most dominantly on the hangingwall.

The Dukes Lode mineralization comprises dark green, chloritic, Volcanogenics, host to quartz sulphide tension veining. The hangingwall to the Dukes Lode structure is generally defined by a quartz pyrrhotite shear structure, while the footwall is defined by the contact with Dukes Basalt. The basalt contact is often bounded by a 30-50cm wide quartz sulphide vein containing coarse arsenopyrite. The Dukes Lode and Dukes Basalt are on the Hangingwall side of the Extended Basalt.

The Extended Lode mineralization comprises dark green, chloritic, Volcanogenics, host to quartz sulphide tension veining. The hangingwall to the Extended Lode structure is generally defined by a quartz pyrrhotite shear structure, while the footwall is defined by the contact with Extended Basalt. In places, the Central Lode has sheared out part or all of the Extended Lode and forms the hangingwall. The basalt contact is often bounded by a 30-50cm wide quartz sulphide vein containing coarse arsenopyrite.

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The Stockworks is made up of the footwall Volcanogenics between the Central Lode and the Basalt Contact Lodes and is made up of quartz-sulphide tension vein arrays and carbonate spotting is often visible. The Stockworks material is typical of a higher grade in the hangingwall.

14.3.3.5	MARINERS

The mineralized zones of the Mariners area can be divided into five mineralized lodes, Curiosity Lode, Opportunity Lode, New Lode, Mariners Lode and Spirit Lode. All lodes strike at around 335° and dip around 50° towards the southwest. Each lode is separated by a low grade zone from 2m to 14m thick.

All shear zone lodes differ from the typical Central Lode structure due to having diffuse boundaries on both the hangingwall and footwall of the structures. The Mariners Lode also differs in that it is mostly brecciated quartz rather than a laminated quartz vein. The lode structures are generally identified as a quartz-sulphide rich shear zone with varying widths of 2-10m and have been modelled using elevated quartz-sulphide percentage as a guide, but has also been driven by grade boundaries.

The Spirit Lode is located to the west of the Mariners Lode. In comparison to the other four lodes, the Spirit lode tends to be the most weakly mineralized and with the thinnest width. It disappears along strike in the middle of Mariners and even though evidence of the hangingwall shear can be seen in drill core, there is little to no mineralization within the lode itself. The weaker grade is likely a result of the position of the lode on the Hangingwall Extreme of the Mariners area.

The Mariners Lode is located between the New and Spirit Lodes. As this domain had the most drill intercepts it was the easiest in which to identify the mineralising structure, which was also confirmed in old face and backs mapping in the area, which identified these secondary faults and mineralization associated with them. Once Mariners Lode had been established, the other shears and associated quartz breccia, fine grained sulphides and mineralization on either side of the Mariners Lode could be identified.

The New Lode is located between the Mariners and Opportunity Lodes. This is one of the stronger mineralized lodes, second to the Opportunity Lode.

The Opportunity Lode is located east of the New Lode and is the largest and most strongly mineralized of the five lodes. It is the widest of the modelled lodes and is likely to comprise more than one mineralized shear.

The Curiosity Lode is located east of the Opportunity Lode. The Curiosity Lode is a new addition to the previous model and was identified as mineralization not domained in the footwall of the Opportunity Lode. Recent drilling, particularly in holes MD6253, MD6254 and MD6255, has now provided enough evidence for the delineation of the Curiosity Lode. Drilling, however, is sparse and not all holes have been sampled in this position resulting in low confidence in the Curiosity Lode (classified as inferred).

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

14.3.3.6	BIG HILL AND UPPER LEVELS

The package of Magdala Volcanogenics, as a whole, plays host to the bulk of mineralization. Where continuous mineralized structures can be defined with a reasonable degree of confidence, these structures have been constrained within wire-frame solids. Where it has not been possible to confidently define the geological control to mineralization this material has been left unconstrained. The Magdala Flanks, Mariners, Iron Duke and Allens are geologically modelled in the surface component of the model (Big Hill). The Mariners and Magdala Flanks units are geologically modelled in the underground component of the resource model (Upper Levels).

Mariners is the least problematic geological unit to define. It has a consistent width and orientation, averaging around 14m thick and dipping to the northwest (mine grid). It constitutes a shear package, with massive quartz veining. Less consistent is the Mariners Spur which is modelled on the upper surface (sections 289/290N). This is only defined by 8 (3 are twinned) drillholes and the geology in this area will be more complex than modeled.

Offset extensions of the Mariners Shear have also been modelled down dip. The original model identified one offset extension; however, two further offset domains were identified in the Upper Levels 2012 model update. Underground drilling of Mariners Lower in early 2012 drove an increased understanding of the structural framework, identifying increased faulting complexity and offset lodes which now connect the underground Mariners Resource with the Upper Levels resource model.

The main Mariners Lode is offset by Fault 3, which strikes at 145º (Mine Grid) and dipping at around 35-40º to the northeast. It has an apparent reverse displacement of between 5m and 25m, decreasing northwards. This section of the Mariners Lode (Mariners L1) is then truncated and offset at depth by the Cross Course Fault. In this model update, the Cross Course Fault has been remodelled as two fault surfaces which bounds another lower lode offset (Mariners L2). A third, less horizontally extensive offset (Mariners L3) was identified and was modelled to be bounded by the Cross Course Fault lower surface and the Scotchmans Fault. The Mariners L3 has a greater offset 15m-25m and plunges further to the north than the above two offset lodes, which is likely due to a greater influence from the Scotchmans faulting. In reality these offset sections are likely to be more complexly faulted than modeled. Beneath the Cross Course Fault, the general definition of geology is hampered by a lack of diamond drill core. The principal reason for modelling a fault in this location is to explain the lack of semi-planar continuity of the otherwise predictable Mariners structure. Without a fault, it would be necessary to invoke a 30-40° change in the orientation of the shear. Note that the geological confidence of the interpretation around these faults is lower than the more planar section of Mariners, because of the greater degree of structural complexity and uncertainty in the location of the faults.

Interpretation of the Allens zone is somewhat problematic and the interpretation of the geology in this zone is of lower confidence than other sections of the orebody. Exposures in the Allens open pit show lithological layering (S0 and later S2/3 foliation), as well as massive veining to be very steeply dipping to vertical. Diamond core shows the same. Two massive veins exposed in the Allens Adit strike approximately N-S mine grid and dip vertically. Some Stockwork style veining is seen near the top of the zone (immediately beneath the Mariners structure), but much of the geology consists of well bedded, foliated volcanogenic sediments which are unpredictably mineralized. Much of the gold occurs in these sediments. Because of the highly oxidized state of these rocks the form of sulphide mineralization is largely obliterated.

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There is a poor correlation between quartz percentage and gold mineralization. Accordingly the wire-framed structures which have been interpreted in the Allens zone should not be regarded as having hard boundaries for ore/waste selection. Rather they have been used to constrain a tonnage that should reflect the tonnage of ore grade material adequately. They have dimensions that reflect the attitude of mappable geology, which in turn will probably exert the main influence on gold mineralization. However, the locations of the wire-frames are controlled as much by distribution of gold grades as by definable geological contacts/zones.

It is suspected that a degree of remobilization of gold within the weathering profile may exist, although no distinct enrichment horizons could be identified. The geology is of such variety that it is very difficult to separate any secondary effects from primary variation.

The relationship between the Mariners and Allens zones is also still problematic. Little overlap exists beneath the main flatter section of Mariners and the Allens zone, which dies out rapidly northwards beneath Mariners. No clear evidence is seen of the timing relationships between these structures, the Allens mineralization appears to hang as a pendant of dilational veining beneath a change in orientation of the Mariners shear structure.

The Iron Duke zone is a wedge of geology occurring between the Scotsman’s Fault and the Lower Cross Course Fault. It is the up-dip extension of the Volcanogenic package/shear zone which has been offset from the main Magdala shear system by reverse movement on the Lower Cross Course Fault. It is truncated above by the Scotchman’s Fault zone, which again displaces the orebody westward. Interpretation of the geology in this zone is hampered by the strongly oxidized nature of the rocks. It has been interpreted as a series of constrained stockwork style ore zones (same as Allens), where the envelopes have been used to constrain a tonnage. In reality the margins will have gradational boundaries.

For wireframing purposes the Iron Dukes domain has been considered in the same context as Allens and was treated as broad envelope around the stockwork zones constraining bulk tonnage. The previous model wireframed the structures at a higher grade which effectively reported a higher grade for lower tonnes. A lower domain threshold has been utilized for the current model at (0.35 g/t Au); in line with the model economic cut off (0.44 g/t Au) to ensure all minable tonnes was economically represented for mining analysis.

“Magdala Flanks” is the term used to describe the package of volcanogenic rocks lying to the west of and continuing up dip from the nose of the Basalt Antiform. The western margin of this zone is the contact between the Volcanogenics and the Mine Schist, which often plays host to the Hangingwall shear. The eastern margin is generally the contact with the basalts, but above the basalt noses the eastern margin is a transitional boundary to siliceous eastern schists, usually marked by a clear grade boundary.

14.3.3.7	AURORA B

The Aurora B zone is the first Mineral Resource area estimated on the east flank of the Magdala Basalt. The Aurora B area is located in the hangingwall of the South Fault, between 232N and 245N, and from -350mRL to -600mRL. The area is terminated to the south and at depth by the South Fault, but depth extent increases further north due to the moderate northeast dip of the South Fault. The area remains open to the north and could continue for the estimated 3km strike length of the Magdala Basalt. The area is complicated by at least 2 Flat Faults with a top to the southeast movement; however, this only has a slight affect as the apparent eastwards dislocation is about 5-15m. The rocks within the Aurora B area show good competency.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

The Aurora B model has three ore domains: the Hampshire Lode, Waterloo Lode and Wonga Style Lode. At present, only one of which has sufficient drill hole information for a Mineral Resource estimation – the Hampshire Lode. The Hampshire Lode is an approximately 5m wide, subvertical lode, dipping 80° to the northeast, and located 10m to the northeast of the East Basalt Nose. The Hampshire Lode strikes parallel to the strike of the East Basalt Nose. There are indications that the dip of the Hampshire Lode shallows over the crest of the East Basalt Nose, but further investigation is required. An area roughly 150m x 150m has been scoped on 50m x 50m spacing for conversion to Inferred Mineral Resources.

The Hampshire Lode is mostly hosted within sulphidized BIF. Sulphides associated with gold mineralization include arsenopyrite, pyrrhotite (replacing magnetite bands) and pyrite (associated with carbonate alteration and brecciation). Free gold has been observed in quartz veins, chlorite veins and within the chloritized groundmass.

The Waterloo Lode is similar to the Waterloo Lodes on the west flank; in the Aurora B area it sits within sediments between the Moray Basalt Nose and the East Basalt Nose. It differs to the west flank waterloos in that BIF can clearly be identified and mineralization is similar to the Hampshire Lode, where the BIF is sulphidized and tends to be associated with gold mineralization. An area 300m x 60m has been modelled, but has insufficient drill hole information for a Mineral Resource estimation. With further drilling, there is the possibility to add this domain to Mineral Resources.

The Wonga Style Lode sits 30m-60m further east of the Hampshire Lode, but dips at a shallower angle of about 60° to the east. An area 190m x 300m has been modelled, but there is insufficient drill hole information for a Mineral Resource estimation. Like the Wonga Deposit, gold mineralization is associated with needle-form arsenopyrite hosted within pre-existing weaknesses in the sediment. In the Aurora B area this pre-existing weakness appears to be a fault in which a feldspar-porphyry dyke has intruded prior to the mineralization event. These similarities and relative timing leads this to be interpreted as being associated with the later Wonga Gold event rather than the earlier, main Magdala Gold event (~440Ma) with which the Hampshire and Waterloo Lodes are associated. With further drilling, there is the possibility to add this domain to Mineral Resources.

14.3.4	GEOLOGICAL MODELLING

Geological modelling is carried out on individual Mineral Resource areas by the geological team at Stawell Gold Mines. The data available for this varies depending upon the stage of the development and understanding of the deposit area. The general process is as follows:

•	Wireframe models of major geological units are interpreted and created using MineSight software.
•	Less advanced deposit areas are first interpreted on paper while more advanced deposits are often interpreted directly within the software.
•	All available geological information is utilized in the interpretation process including:

o	Diamond drill core logs, core photographs, face mapping and photographs, and sludge drilling geology logging.
o	The drillhole logging information available to the mine geologists including:

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

•	Lithology
•	Alteration
•	Quartz veining percentage and veining style
•	Sulphide percentages, type and style
•	Location and orientation of lithological contacts, shears and fault structures
•	Core texture – indicating faulting, shearing etc.
•	Core photographs

•

Geological modelling is an ongoing process and models are progressively updated to reflect the most up to date information. Model updates are generally made upon completion of infill drilling programs and completion of development levels, where this information results in a significant change in the amount and quality of data involved and/or changes in geological understanding.

The gross geological architecture of the mineralization systems is well understood and described in detail in Sections 7 and 8 of this technical report. Mineralization is hosted by relatively distinctive and predictable geological units that are modelled by the area geologists. The key units that are modelled in each area are:

•	Magdala Basalt – unmineralized. Geometry of the Magdala Basalt is required to estimate the quantity of dilution that will be incorporated into the mine designs.
•	Mine Schist – unmineralized. Also important for estimating the quantity of dilution that will be incorporated into the mine designs.
•	Weakly Mineralized Volcanogenic – important to estimate dilution in the mine designs.
•	Mineralized domains. For individual model areas these may be either in the Central Lode position, Basalt Contact positions and contain zones of Stockwork Lode mineralization.
•	Key fault structures are modelled as they can have a significant impact on the shape of the mineralized domains.

•

Structures have a significant impact on the outcomes of the geological modelling and improving the understanding of the location of these is a key component to producing reliable estimations of the in situ Mineral Resources.

•	Structures have a significant impact on the in situ Mineral Resources.

•	Wireframes are, where possible, snapped to drillhole intervals.

The key control on Mineral Resource estimation is accurate definition of the constraining geological models. Estimation of grade within the domains, whilst still very important, is of secondary importance to the first order geological demining.

14.3.5	WEATHERING MODEL

A model of weathering state was constructed using the following criteria:

•	Base of total oxidation was defined as the point down hole at which weathering is not completely pervasive of the rock mass and where remnant fresh rock first appears.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

•	Base of transition zone was defined as the point down hole at which oxidized material becomes an insignificant volume component (<1% by volume).

In diamond core, these boundaries were identified from logging and core photographs. In RC chips identification was principally made from color and mineralogy changes. Many of the holes were re-logged specifically for identification of these boundaries.

Both surfaces are highly variable in reality due to uneven fracture density and fluid flows, and holes may pass in and out of totally weathered, partially weathered and fresh material. The surfaces are therefore necessarily smoothed.

14.3.6	MINERAL RESOURCE INTERPRETATION BY AREA

The process of block modelling at Stawell Gold Mines is relatively standard across all model areas and is drawn from the details for the individual model areas.

Stawell Gold Mines has retained the services of several key consulting groups over time to ensure Mineral Resource estimation processes have been maintained to a high standard. Quantitative Geosciences (QG) have provided ongoing coaching, training, mentoring, and Mineral Resource estimation services on an as required basis since the late 1990’s. This has ensured consistency of process over this time as key site personnel have changed and these consulting services have provided ongoing support to the resource estimation function.

Resource wireframes were used to code the drill intercepts contained within them by coding the raw drillholes for ‘GEOCD’. This flagging allows the selection of data within domains by codes for the purposes of sample analysis and compositing.

All resource interpretation wireframes have been used as hard boundaries.

14.3.6.1	FEDERAL ALBION SOUTH

The Federal Albion South (FAS) area has become one of the major mining areas for the 2015 – 2016 mine plan, and as such grade control and resource extension drilling has been undertaken over the Mineral Resource to continue defining the extent and tenor of mineralization to the South. The initial FAS Mineral Resource was produced in February 2014 with a large area of the north of model overlapping with the April 2012 Federal Albion Model, with preliminary variography. A subsequent model update in November 2014 incorporated grade control drilling and undertook QA/QC statistical comparisons of the dataset to validate the dataset. This model produced an initial Mineral Reserve over the area and development access on 4 levels commenced (310; already accessed, 293, 273 and the 253) in early 2015. Another phase of drilling from the 310 exploration cuddy in 2015 defined the penthouse offset to the south fault and infilled the drill spacing to the south to approximately 30m spacing up to the -275mRL. The height of the drilling definition is constrained by the maximum angle of drilling from the 310 drill drive.

The geological framework was updated to include the Penthouse Fault and the Upper South Fault which are later, offsetting the mineralization below to the west (1m to 10m). The Penthouse Fault was intersected in the 310 development. The Penthouse mineralization is a small splay which is bound by the upper South Fault and the Penthouse Fault. Below this, is the U5 mineralization which remains open to the south for further definition. The location of the South fault was redefined to move further north based on the structural data of the Golden Gift offset diamond holes.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

During 2015, an additional 21 new diamond holes were drilled into the FAS project area. This drilling was a combination of grade control and resource definition drilling with Inferred and unclassified areas converted to Indicated status.

14.3.6.2	BELOW SM250

The Below Scotchmans 250 (SM 250) mineral resource model covers and area from the 281N to 301N below the Scotchmans Fault down to -300mRL all within fresh rock. The below Scotchmans 250 model is the northern extent of the Magdala orebody, with geology dipping to the west. The model area contains the Central and Hangingwall and the Magdala Basalt Contact as well as the two flat structures (1 and 3) and internal splays.

The Below Scotchmans 250 Mineral Resource model includes the northern region of the upper levels in the underground mine environment. Recent drilling in the area has focussed on an unmodelled area between the -212 and -250RL above early mine workings. The Below Scotchmans 250 area is in the (Magdala) basalt flank in a structurally complex area where there is horizontal offset of the basalt and the formation of flat lodes over the basalt noses. The Central lode is bound to the top by the Scotchmans Fault, and a narrow hangingwall lode is defined.

During 2015, 24 new diamond holes were drilled into the Below Scotchmans 250 project area, allowing for definition of inferred and indicated mineral resources across multiple lodes. The model was compiled from previous data collected throughout the 30 years of modern mining of the Magdala Mine, including diamond drilling, sludge drilling, underground drive mapping and previous cross-sectional interpretation.

14.3.6.3	UPPER SOUTH FAULT 2

The Upper South Fault 2 (USF2) mineral resource model covers the area from the 314N to the 331N on the 45° mine grid and is bounded by the Upper South Fault above and the Lower South Fault below. The geology has structural complexity due to offsetting flat faults which differentiates it from the Magdala geology. The northern area of the model is bound to the north by USF2 Mining on two lodes and from the southern area by the convergence of the Upper and Lower South Faults. Two stopes taken during access development during 2015 and infill diamond drilling has assisted in the understanding of the area during 2015.

Access development into the southern end of the USF2 fault block was initiated in early 2015. Development has included the collection of face samples, sludge samples and a diamond drilling program on both the 752 and 772 mine levels. Short ore drives on each level have been developed and are limited by the plunge of the ore between the Upper and Lower South Faults. Drilling of four diamond holes was undertaken which infilled previous drilling which was sparse to the south end of the model area. The original USF2 Mineral Resource model (2006) focused on the northern area of the USF2 mineral resource and was used to provide structural guidance for the model update.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Geologically, the USF2 shares the same characteristics as the other Magdala orebodies, comprising of three distinct mineralization types. The mineralization types, which occur in the Magdala System include the quartz rich shear of Central Lode, the chlorite and sulphide rich Basalt Contact Lodes and the Stockwork Lodes.

14.3.6.4	FEDERAL ALBION

The Mid Magdala mineral resource model (Federal Albion) covers the area from 255N to 295N, and is bounded by the surface or Scotchmans Fault at the top and the South Fault at depth. The geology of the area is generally well recognized as mining activity within the area has been occurring for over 100 years.

At the time of modelling there were thousands of surface and underground diamond drillholes intersecting the orebody at varying intercept spacings. The model consists of 6 ‘ore lodes’ – four basalt noses (or waterloos), the Central Lode, and a separated ‘Stockwork’ Lode. Weakly Mineralized Volcanogenic material is also modeled.

Given the long mining history of the Magdala orebody, a full ‘depletion’ model does not exist, however, many of the mined voids are modeled. As such, reporting from the model was limited to areas that were known to still be intact and totally unmined and as such additional mineral resources could be identified pending accurate void modelling exercises.

During the 2011/2012 period, an additional 23 drillholes were drilled into the Federal Albion area. These drillholes were the basis of the April 2012 model update. This was a combination of grade control and mineral resource definition drilling with Inferred Mineral Resource blocks taken straight to grade control status. There has been no further drilling or model update to the area since 2012.

14.3.6.5	MAGDALA S6000

The north Magdala S6000 mineral resource model covers the area from 1510N to 2260N, and is bounded by the Scotchmans Fault at the top and the South Fault to a maximum depth of -800RL at depth. The geology of the area is generally well recognized as mining activity within the area has been occurring for over 100 years. Remnant mining activity has been undertaken throughout 2014 in the S600 mineral resource area which has necessitated the requirement for a complete mineral resource model to use for targeting and estimation of potential recoverable Mineral Reserve.

A total of 1,530 drillholes are within the north Magdala S600 area and were extracted from the acQuire database for use in the mineral resource evaluation. These holes were intersecting the lodes at varying spacing and angles. The model consists of four ore lodes - the Central Lode, Dukes Lode, Extended Lode and the Stockworks Lode. Weakly Mineralized Volcanogenic material is also modeled.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Given the long mining history of the Magdala orebody a full ‘depletion’ model does not exist, however, many of the mined openings are modeled. As such, reporting from the model was limited to areas that were known to still be intact and totally un-mined.

The aim of the modelling exercise of the north Magdala S600 was to improve the previously incomplete geology shapes to identify areas that warrant more detailed assessment for remnant targeting. As such a detailed QA/QC analysis was not undertaken and no reportable resource was delivered.

14.3.6.6	MARINERS

The underground Mariners area represents the down-dip extension/fault off-set of the surface Mariners target which was modelled as part of the Big Hill and Upper Levels model in April 2014. The Mariners underground area is not a Magdala contact or quartz lode style mineralized system but part of the Scotchmans Fault Zone (SFZ) where mineralization is hosted within shear zones and the whole zone is typified by high carbon content. The prospect has been drilled over several surface and underground campaigns dating back to 1986. The first mineral resource estimate and mineral reserve was conducted in December 2009 and followed by updates in July 2012 and October 2013. The Mariners Lode has had four mineral resource model updates, the last completed in December 2013. A further 6 diamond holes were drilled into the Mariners Lode but there was no mineral resource model update for this drilling as drill results were disappointing.

At the time of the latest model update in December 2013, there were 72 diamond drillholes coded as part of the geological modelling process. The most noticeable to this model update is the addition of the Curiosity Lode. The Curiosity Lode is similar to the other four lodes defined previously (Spirit, Mariners, New and Opportunity), like these, it strikes roughly 335° and dips at 50° to the west. The Curiosity Lode sits further in the footwall to the Opportunity Lode and has been delineated from the October 2013 Footwall Low Grade Domain.

14.3.6.7	BIG HILL AND UPPER LEVELS

The original Big Hill Mineral Resource estimate was completed in 1998, with the next estimate completed in 2012, incorporating new drilling from 2008 and 2012 RC programs, an updated geological interpretation and mineral resource estimation and a void model review. The most recent estimate (March, 2014) is a small update to the estimate presented in November 2012, and continues to utilize the same resource parameters for reporting. The underground resource is reported above a 2.0 g/t Au cut-off (see Table 14-4). The March 2014 model update was a small update to the 2012 model, with inclusion of data from the 2013 geotechnical drill information.

Upper Levels is the up dip extension of the Magdala system, which has been historically mined from underground. It contains basalt contact mineralization, Central Lode mineralization and Stockwork Lode mineralization, all typically seen in the Magdala system. Above the South Fault is the Mariners mineralization, which extends up-dip into the Big Hill surface resource.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

14.3.6.8	AURORA B

The Aurora B Resource Model is the first Resource Model released for the Eastern Flank Area of Stawell Gold Mine. The Aurora B is the above Scotchmans Fault mineralization on the Eastern Flank, located at the South end of the Basalt dome. This model included 18 new diamond holes, which were drilled through late-2015 and early-2016 and 3 previous diamond drill holes. Drill hole spacing is in the order of 50m x 50m.

This model run included a northerly plunge component, which is consistent with that observed in the Central mineralization shoots of the western flank. The Aurora B Mineral Resource only included material from the Hampshire Lode, but there is scope for material to be added from the Waterloo zone and Wonga style zone (outboard of Hampshire Lode) upon further drilling. The Waterloo and Wonga style zones were not included in this model as currently there is not the confidence for these to be considered Inferred Resource.

A high-level independent review of the Aurora B resource modelling parameters was undertaken by Mike Stewart from QG Group in March 2106. Consideration of material included into the Inferred Category of classification was reviewed and determined appropriate to the geological understanding of the Aurora B Eastern Flank mineralization.

To increase this resource, a structural review of all available drill core (~8,000m of oriented core) is required before drill testing the down plunge position of the mineralized shoots.

14.3.7	BLOCK MODEL DIMENSIONS

The primary consideration of the 3D model was to provide an adequate level of resolution to cope with all volume related complexity. The 3D wireframes were used to create block model volume constraints for each mineralized zone within the respective models, as indicated in Table 14-1 and Table 14-2. All block models are rotated to align with the strike of the area being modeled. The details of the rotations applied are shown in Table 14-4.

Block model dimensions are varied based upon the density of the available drilling data and also on the overall geometry of the mineralized structures. The chosen block size represents approximately half the best data spacing in the northing direction and a choice in the vertical and easting dimension controlled by the need to appropriately represent the volume of the wireframes.

The three mineral resource models built in 2015 were constructed as sub block models, where previous models were constructed as partials models. Sub block models are of equal quality to partials models. The reason for the change to sub block model construction is to ensure ease of model translation between software packages, and better reporting functionality for subblock models. No dip rotation has been applied to the models (also allows for greater software compatibility) and as such, the model RL height has been reduced.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

		BLOCK SIZE
		E x N x RL	MODEL	COMP			GRADE
	METHOD	(meters)	ROTATION	LENGTH	LODE	GEOCODE	CAP Au g/t
FEDERAL	OK	2.5 x 10 x 5	320NW	1 m
ALBION					Extended	300	23
SOUTH					Central	100	25
					Stockworks	630	35
				Hangingwall Volc	710	4.5
					Footwall Volc	720	5
BELOW	OK	2.5 x 10 x 5	325NW	1 m
SM 250					Central	100	16
					Hangingwall	400	-
					Magdala	500	26
					Flat 1	650	13
					Flat 3	660	19
					Splays	670	-
					Low grade volc	700	4
USF2	OK	2.5 x 10 x 5	320NW	1 m
					Central	100	-
					Dukes	300	-
					Stockworks	600	-
					Central Volc	720	-
AURORA B	OK	5x20x10	325NW	1 m
					Hampshire	100	-
					Waterloo	220	-
					WongaStyle	30	-
	OK	2.5 x 10 x	325NW/-
FEDERAL		10	25	1 m
ALBION					Extended	300	25
					Central	100	30
					Dukes	200	-
					Moonlight	400	20
					Magdala	500	25
					Stockworks	630	25
					Hangingwall Volc	710	12
					Footwall Volc	720	20
	OK		3240NW/-
MARINERS		3 x 10 x 10	35	1 m
					Spirit Lode	110	21
					Mariners Lode	120	21
					New Lode	130	21

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

		BLOCK SIZE
		E x N x RL	MODEL	COMP			GRADE
	METHOD	(meters)	ROTATION	LENGTH	LODE	GEOCODE	CAP Au g/t
					Opportunity Lode	140	25
					Curiosity Lode	150	-
					LowGrade
					Hangingwall	300	-
					LowGrade Spirit	310	2
					LowGrade Mariners	320	2
					LowGrade New	330	2
					LowGrade
					Opportunity	340	7
					LowGrade Footwall	350	7
	OK	10 x 10 x
MAGDALA		2.5	0/55	1 m
S6000					Extended	300	31
					Central	100	28
					Dukes	200	32
					Stockworks	600	24
					Central Volc	710	6
					Dukes Volc	720	9
					Extended Volc	730	7
BIG HILL	OK	5x10x5	315/0	2 m	601 Brown	601	18
					602 Orange	602	20
					603 Blue	603	-
					604 Green	604	-
					605 Purple	605	-
					606 Grey	606	-
					607 Teal Links	607	-
					608 Cyan	608	-
					610 Yellow	610	13
					611 Pink Stocks	611	4
					505 LG Volc Davis	505	4
					107 Iron Duke	107	12
					108 Allens	108	-
					109 Mariners	109	18
					111 Mariners Splay	111	15
					501 LG Volc Allens	501	-
					502 LG Volc Iron Duke	502	-
					503 LG Volc Mariners	503	4
					504 LG Volc 3	504	-

TABLE 14-4 BLOCK MODEL DIMENSIONS AND MODEL SET UP

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

14.3.8	BLOCK MODEL CODING

Block models are coded with the key structural/mineralization domains. This process is completed using the MineSight software. The details of the coding also vary by Mineral Resource area and are determined based on the number and geometry of the mineralization domains. Given the block sizes utilized by Stawell Gold Mines relative to the individual structures, multiple domain codes and percentages are stored in each block.

14.3.9	DRILLHOLE CODING

A diamond drillhole set is coded with the key structural/mineralization domains. Importantly, this coding is checked manually by the area geologists to ensure that they match the wireframes created. Where required, some manual adjustment is made and if suspect drillhole locations are noted these drillholes may be excluded from the estimate. These details are included in the documentation for each Mineral Resource area.

14.3.10	COMPOSITING AND STATISTIC

Compositing of the raw drilling sample data is necessary to establish a single support for the data (length) and to avoid bias when calculating statistics and undertaking any estimation of the data into 3D volumes. A number of items are considered when selecting an appropriate composite length; they include the original support of the raw sample data, the assumed selectivity (and therefore the block size) of the model and the imposed spatial dimensions of the mineralized domains.

The drillhole files are composited downhole to fixed length composite intervals. The composites are matched to honor the geological domains as coded in the drillhole files.

Composite intervals appear in Table 14-6.

The choice of composite intervals is made on a model by model basis that will best reflect the block size, data available, geometry of domains and selective mining unit.

The effect of a small number of outlier composite grades or spatially isolated composites may have an undue effect on the estimated block grades within individual domains. The identification of outliers was undertaken using statistical tables, statistical summary charts and an investigation of the composite data in 3D visualization for both mineralized and waste domains.

A number of high cuts were identified as necessary within both mineralized and waste domains. A statistical summary of the mineralized/waste domains, Table 14-5 and their corresponding high cuts Table 14-6 are outlined below.

The data populations within the majority of mineralized domains are positively skewed with moderate variability. The variability is reduced somewhat by high cutting of gold grades in those domains with relatively high coefficients of variation. Alternatively, an outlier restriction function has been applied which allows for a localization of the high grade with a range restriction for its influence, Table 14-7.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Within waste domains, the high cut was applied with the aim of reducing the influence of singular ‘outlier’ high grades whilst allowing any genuine anomalous areas to be represented within the estimation.

			Minimum	Maximum	Mean Gold
		Number of	Gold Grade	Gold Grade g/t	Grade g/t	Co-efficient
Model	Domain	Composites	g/t Au	Au	Au	of Variation
FEDERAL	100	1404	0.01	52.49	2.56	1.332
ALBION
SOUTH	300	1119	0.01	85.04	3.07	1.551
	630	1163	0.01	113.67	3.65	1.816
	710	3063	0.01	20.60	0.26	2.936
	720	3914	0.01	22.50	0.45	2.351
BELOW
SM250	100	284	0.05	45.78	3.00	1.320
	400	63	0.45	26.80	4.64	0.946
	500	671	0.01	169.62	3.34	2.490
	650	170	0.01	23.00	3.59	0.905
	660	191	0.01	48.80	3.43	1.470
	670	44	0.61	12.44	3.73	0.690
	700	17860	0.01	5.46	0.80	1.500
USF2	100	295	0.01	20.29	2.66	1.270
	300	65	0.02	26.50	5.15	1.150
	630	153	0.01	30.50	3.16	1.550
	720	835	0.01	49.10	0.87	4.160
AURORA B	100	172	0.01	34.34	2.59	1.762
	220	169	0.01	6.13	0.27	1.798
	30	33	0.01	7.25	1.57	1.271
FEDERAL	300	1417	0.01	97.78	2.49	1.976
ALBION	100	5578	0.01	141.63	2.80	1.950
	200	9	0.01	4.60	1.01	1.903
	400	911	0.01	25.96	1.29	2.173
	500	1488	0.01	169.62	2.59	2.517
	710	2504	0.01	29.90	0.65	3.771
	720	10312	0.01	80.11	0.82	6.044
MARINERS	110	287	0.01	41.44	1.76	2.333
	120	482	0.01	44.70	2.31	1.793
	130	822	0.01	48.71	2.44	1.606
	140	1473	0.01	107.22	2.74	1.795
	150	276	0.01	12.60	1.69	1.068
	300	396	0.01	2.12	0.11	2.280
	310	495	0.01	12.35	0.19	3.206
	320	957	0.01	5.21	0.24	1.742

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

			Minimum	Maximum	Mean Gold
		Number of	Gold Grade	Gold Grade g/t	Grade g/t	Co-efficient
Model	Domain	Composites	g/t Au	Au	Au	of Variation
	330	623	0.01	3.61	0.27	1.311
	340	776	0.01	28.06	0.98	2.380
	350	834	0.01	30.60	0.52	2.998
MAGDALA	300	2714	0.01	183.00	5.54	1.797
S6000	100	5669	0.01	119.80	4.52	1.425
	200	689	0.01	77.60	5.49	1.334
	600	2699	0.01	128.70	2.76	2.192
	710	3522	0.01	95.00	0.58	4.426
	720	3992	0.01	19.29	0.57	2.219
	730	8261	0.01	57.90	0.60	3.285
BIG HILL	601	1493	0.01	72.60	2.13	1.507
	602	501	0.01	31.94	2.27	1.244
	603	237	0.01	14.83	1.60	1.348
	604	59	0.01	9.12	1.66	0.990
	605	36	0.01	9.85	1.32	1.265
	606	140	0.01	6.23	0.89	1.131
	607	74	0.01	6.71	1.16	1.087
	608	28	0.01	5.15	1.07	1.023
	610	318	0.01	71.20	2.82	2.072
	611	30	0.01	64.98	3.39	3.445
	505	6681	0.01	13.99	0.18	2.599
	107	405	0.01	24.55	1.23	1.519
	108	541	0.01	12.68	1.16	1.248
	109	526	0.01	129.60	2.91	2.114
	111	74	0.01	28.48	2.42	1.944
	501	342	0.01	2.17	0.12	1.620
	502	331	0.01	2.51	0.17	1.547
	503	585	0.01	11.52	0.26	2.473
	504	18	0.01	1.31	0.24	1.452

TABLE 14-5 STATISTICAL SUMMARY BY AREA

			Minimum	Maximum	Mean	Co-
			Gold	Gold	Gold	efficient
		Number of	Grade g/t	Grade g/t	Grade g/t	of
Model	Domain	Composites	Au	Au	Au	Variation
FEDERAL	100	1404	0.01	20	2.50	1.143
ALBION
SOUTH	300	1119	0.01	22	2.97	1.265
	630	1163	0.01	35	3.47	1.394
	710	6063	0.01	6	0.25	2.312
	720	3914	0.01	6	0.43	1.962
BELOW SM	100	284	0.01	16	2.88	1.059

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

			Minimum	Maximum	Mean	Co-
			Gold	Gold	Gold	efficient
		Number of	Grade g/t	Grade g/t	Grade g/t	of
Model	Domain	Composites	Au	Au	Au	Variation
250
	500	671	0.01	26	3.02	1.460
	650	170	0.01	13	3.51	0.828
	660	191	0.01	19	3.24	1.176
	700	-	0.01	4	0.80	1.500
FEDERAL	300	1417	0.01	25	2.37	1.570
ALBION	100	5578	0.01	30	2.68	1.490
	400	911	0.01	20	1.27	2.100
	500	1488	0.01	25	2.40	1.690
MARINERS	110	287	0.01	21	1.64	1.937
	120	482	0.01	21	2.19	1.499
	130	822	0.01	21	2.36	1.423
	140	1473	0.01	25	2.64	1.458
	310	495	0.01	2	0.17	1.529
	320	957	0.01	2	0.23	1.515
	330	623	0.01	2	0.27	1.227
	340	776	0.01	7	0.85	1.752
	350	834	0.01	7	0.47	2.162
MAGDALA	300	2714	0.01	31	5.10	1.350
S6000	100	5669	0.01	28	4.34	1.125
	200	689	0.01	32	5.36	1.220
	600	2699	0.01	24	2.53	1.512
	710	3522	0.01	6	0.48	1.920
	720	3992	0.01	9	0.56	2.035
	730	8261	0.01	7	0.51	2.187
BIG HILL	601	1493	0.01	18	2.05	1.100
	602	501	0.01	20	2.24	1.165
	610	318	0.01	13	2.38	1.046
	611	30	0.01	4	1.36	0.898
	505	6681	0.01	4	0.17	2.206
	107	405	0.01	12	1.20	1.285
	109	526	0.01	18	2.69	1.018
	111	74	0.01	15	2.15	1.609
	503	585	0.01	4	0.25	1.883

TABLE 14-6 STATISTICAL SUMMARY FOR HIGH CUT COMPOSITES, GOLD G/T AU

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

14.3.11	GEOSTATISTICAL PARAMETERS

For all of the Mineral Resource areas that have been modelled in 3D, gold grades (Au g/t) have been estimated by Ordinary Kriging. Over time, this methodology, when coupled with detailed and robust geological models, provided reliable estimates of in situ gold grade.

The key geostatistical parameters are modelled for each project separately (see Table 14-8). Variography studies have been conducted using MineSight MSDA analysis software. Individual variogram studies are conducted for each domain and modelled separately (see Table 14-8).

Key variogram parameters, nugget and sill, and variogram ranges are modelled on untransformed data. Whilst the estimated values for the nugget and ranges vary for each modelled area, they are generally relatively consistent.

The variograms studies have been performed to optimize the Kriging neighborhood as per the methodologies presented in Vann et al (2003). This enables quantitative evaluation of the results of the Kriging to be performed and, as well as enabling the search neighborhoods to be optimized, provides numerical outputs from the Kriging runs (slope of regression of the estimate). The slope of regression is used in part to aid in classification of the Mineral Resource.

Search rotations were applied directly from the variography search orientation. Search distance was given the same ratio as variography range but made much larger than the variography range to ensure that it does not limit the Kriging, and only influences the search directions (Figure 14-5 and Figure 14-6).

FIGURE 14-5 LONGSECTION OF BIG HILL DOMAIN 601 SHOWING COMPOSITES WHICH HAVE A PLUNGE

THE VARIOGRAPHY IS ORIENTATED DOWN THIS PLUNGE (RED ELLIPSE) IN AN ANISOTROPIC ORIENTATION. SEARCH IS GIVEN THE SAME ORIENTATION WITH A LARGER RATIO (GREEN ELLIPSOID).

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 14-6 PLAN OF BIG HILL DOMAIN BIG 602 SHOWING COMPOSITES WHICH HAVE NO PREFERRED PLUNGE

THE VARIOGRAPHY IS ORIENTATED IN THE PLAN OF THE DOMAIN (RED ELLIPSE) IN A FLAT ISOTROPIC ORIENTATION. SEARCH IS GIVEN THE SAME ORIENTATION WIT H A LARGER RATIO (GREEN ELLIPSOID)

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

AREA	DOMAIN	x axis - 1st search	y axis - 1st search	z axis - 1st search	x axis - 2nd search	y axis - 2nd search	z axis - 2nd search	min. samples 1st search	max. samples 1st search	Search Type	max samples per Quadrant	max. samples per hole	min. samples 2nd search	max. samples 2nd search	Search Type	max samples per Quadrant	max. samples per hole	Outlier cut - off	Max. 3D Search for Outliers
		search distance						sample number definition										outliers
FEDERAL ALBION SOUTH
CENTRAL	101	105	113	20	-	-	-	1	24	-	-	6	-	-	-	-	-	-	-
CENTRAL	102	75	62.5	12.5	-	-	-	1	24	-	-	6	-	-	-	-	-	-	-
CENTRAL	103	105	113	20	-	-	-	1	24	-	-	6	-	-	-	-	-	-	-
CENTRAL	104	105	113	20	-	-	-	1	24	-	-	6	-	-	-	-	-	-	-
EXTENDED	301	100	75	20	-	-	-	1	24	-	-	6	-	-	-	-	-	-	-
EXTENDED	302	75	62.5	17.5	-	-	-	1	24	-	-	6	-	-	-	-	-	-	-
FED ALB STK	630	62.5	62.5	12.5	-	-	-	1	20	-	-	6	-	-	-	-	-	-	-
HW VOLC	710	100	75	25	-	-	-	1	16	-	-	4	-	-	-	-	-	-	-
FW VOLC	720	100	75	25	-	-	-	1	16	-	-	4	-	-	-	-	-	-	-
SM 250
CENTRAL	100	75	50	25	-	-	-	1	28	-	-	5	-	-	-	-	-	-	-
HANGING WALL	400	75	50	25	-	-	-	1	16	-	-	4	-	-	-	-	-	12	10
MAGDALA	500	75	60	25	-	-	-	1	20	-	-	6	-	-	-	-	-	-	-
FLAT 1	650	75	25	13	-	-	-	1	20	-	-	4	-	-	-	-	-	-	-
FLAT 3	660	75	25	13	-	-	-	1	20	-	-	4	-	-	-	-	-	13	15
USF2
CENTRAL	101	42	42	15	-	-	-	2	24	-	-	4	-	-	-	-	-	-	-
CENTRAL	102	42	42	15	-	-	-	2	24	-	-	4	-	-	-	-	-	-	-
DUKES	301	75	62	10	-	-	-	2	24	-	-	3	-	-	-	-	-	20	15
STOCKWORKS	630	42	42	15	-	-	-	2	24	-	-	4	-	-	-	-	-	-	-
156LG VOLC1	720	42	42	15	-	-	-	2	24	-	-	4	-	-	-	-	-	3	10

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

AREA	DOMAIN	x axis - 1st search	y axis - 1st search	z axis - 1st search	x axis - 2nd search	y axis - 2nd search	z axis - 2nd search	min. samples 1st search	max. samples 1st search	Search Type	max samples per Quadrant	max. samples per hole	min. samples 2nd search	max. samples 2nd search	Search Type	max samples per Quadrant	max. samples per hole off	Outlier cut -	Max. 3D Search for Outliers
LG VOLC	720	42	42	15	-	-	-	2	32	-	-	4	-	-	-	-	-	-	-
AURORA B
HAMPSHIRE	100	125	213	30	-	-	-	1	24	-	-	4	-	-	-	-	-	20	20
WATERLOO	220	175	175	25	-	-	-	1	24	-	-	5	-	-	-	-	- -	-	-
WONGASTYLE	30	175	175	15	-	-	-	1	24	-	-	5	-	-	-	-	- -	-	-
FEDERAL ALBION
CENTRAL	101	60	40	40	320	0	-25	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
CENTRAL	102	60	40	40	326	26	-31	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
CENTRAL	103	60	40	40	330	0	-45	1	24	Quadrant	6	-	8	48	Quadrant	12	8 -	-	-
DUKES	200	60	48	48	330	0	-15	1	24	Quadrant	6	-	-	-	-	-	-	-	-
EXTENDED	301	80	60	60	325	0	-20	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
EXTENDED	302	80	60	60	331	26	-31	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
MOONLIGHT	401	60	48	48	325	0	-15	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
MOONLIGHT	402	60	48	48	329	27	-26	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
MAGDALA	501	60	48	48	340	0	-30	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
MAGDALA	502	60	48	48	334	27	-26	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
MAGDALA	503	60	48	48	315	0	-20	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
FED ALB STK	630	64	72	40	310	0	-20	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
HW VOLC	710	50	70	30	341	26	-31	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
VOLC	720	40	30	30	320	0	-30	1	24	Quadrant	6	-	8	48	Quadrant	12	8	-	-
MARINERS
SPIRIT	110	40	40	15	-	-	-	4	24	-	-	4	-	-	-	-	-	-	-
MARINERS	120	40	40	15	-	-	-	4	24	-	-	4	-	-	-	-	-	-	-
NEW	130	40	40	15	-	-	-	4	24	-	-	4	-	-	-	-	-	-	-
OPPORTUNITY	140	40	40	15	-	-	-	4	20	-	-	4	-	-	-	-	- 18		10

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

AREA	DOMAIN	x axis - 1st search	y axis - 1st search	z axis - 1st search	x axis - 2nd search	y axis - 2nd search	z axis - 2nd search	min. samples 1st search	max. samples 1st search	Search Type	max samples per Quadrant	max. samples per hole	min. samples 2nd search	max. samples 2nd search	Search Type	max samples per Quadrant	max. samples per hole	Outlier cut - off	Max. 3D Search for Outliers
CURIOSITY	150	40	40	15	-	-	-	4	32	-	-	4	-	-	-	-	-	-	-
LG HW	300	40	40	18	-	-	-	4	32	-	-	4	-	-	-	-	-	-	-

LG SPIRIT	310	40	40	18	-	-	-	4	28	-	-	4	-	-	-	-	-	-	-
LG MARINERS	320	40	40	18	-	-	-	4	24	-	-	4	-	-	-	-	-	-	-

LG NEW	330	40	40	18	-	-	-	4	24	-	-	4	-	-	-	-	-	-	-
LG OPPORTUNITY	340	40	40	18	-	-	-	4	24	-	-	4	-	-	-	-	-	5	10
LG FW	350	40	40	18	-	-	-	6	24	-	-	4	-	-	-	-	-	3	10
MAGDALA S6000
CENTRAL	100 F1	63	75	20	-	-	-	4	32	-	-	5	-	-	-	-	-	-	-
CENTRAL	100 F2	63	75	20	-	-	-	4	32	-	-	5	-	-	-	-	-	-	-
DUKES	200 F1	75	90	18	-	-	-	4	26	-	-	5	-	-	-	-	-	-	-
	200
DUKES	F2	75	90	18	-	-	-	4	25	-	-	5	-	-	-	-	-	-	-
EXTENDED	300	75	90	18	-	-	-	4	32	-	-	5	-	-	-	-	-	25	20
STOCKWORK	600	120	100	18	-	-	-	4	32	-	-	5	-	-	-	-	-	-	-
VOLC CENT	710	30	38	10	-	-	-	4	32	-	-	5	-	-	-	-	-	5	7
VOLC DUKES	720	40	40	18	-	-	-	4	32	-	-	5	-	-	-	-	-	-	-
VOLC EXTEND	730	40	40	20	-	-	-	4	24	-	-	5	-	-	-	-	-	5	7
BIG HILL
601 BROWN	601	80	60	20	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
602 ORANGE	602	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
603 BLUE	603	75	45	20	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
604 GREEN	604	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
605 PURPLE	605	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

AREA	DOMAIN	x axis - 1st search	y axis - 1st search	z axis - 1st search	x axis - 2nd search	y axis - 2nd search	z axis - 2nd search	min. samples 1st search	max. samples 1st search	Search Type	max samples per Quadrant	max. samples per hole	min. samples 2nd search	max. samples 2nd search	Search Type	max samples per Quadrant	max. samples per hole	Outlier cut - off	Max. 3D Search for Outliers
606 GREY	606	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
607 TEAL LINKS	607	85	85	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
608 CYAN	608	50	50	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
610 YELLOW	610	75	75	25	-	-	-	5	22	-	-	5	-	-	-	-	-	-	-
611 PINK STOCKWORKS	611	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
505 LG VOLC DAVIS	505	75	75	25	-	-	-	5	24	-	-	5	-	-	-	-	-	-	-
107 IRON DUKE	107	75	75	25	-	-	-	5	30	-	-	5	-	-	-	-	-	2	10
108 ALLENS	108	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
109 MARINERS	1091	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
109 MARINERS	1092	75	40	15	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
109 MARINERS	1093	75	25	15	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
109 MARINERS	1094	75	25	15	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
110 MARINERS	110	75	75	25	-	-	-	5	28	-	-	5	-	-	-	-	-	-	-
111 MARINERS SPLAY	111	75	75	25	-	-	-	5	12	-	-	5	-	-	-	-	-	-	-
11 SM FAULT	11	160	40	10	-	-	-	5	24	-	-	5	-	-	-	-	-	15	10
501 LG VOLC ALLENS	501	75	75	25	-	-	-	5	24	-	-	5	-	-	-	-	-	-	-
502 LG VOLC IRON DUKE	502	75	75	25	-	-	-	5	24	-	-	5	-	-	-	-	-	2	15
503 LG VOLC MARINERS	503	75	75	25	-	-	-	5	24	-	-	5	-	-	-	-	-	-	-
504 LG VOLC 3	504	75	75	25	-	-	-	5	24	-	-	5	-	-	-	-	-	-	-

TABLE 14-7 STAWELL GOLD MINES GEOSTATISTICAL SEARCH PARAMETERS

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

AREA	DOMAIN	axis 1	axis 2	axis 3	Nugget	1st Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	2nd Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	Total Variance	Nugget
		rotation
FEDERAL ALBION SOUTH
CENTRAL	100	320	0	60	3.9	sph	30	25	5	6.1	-	-	-	-	-	10.00	39%
CENTRAL	101	320	0	50	3.9	sph	30	25	5	6.1	-	-	-	-	-	10.00	39%
CENTRAL	102	327	0	70	3.9	sph	30	25	5	6.1	-	-	-	-	-	10.00	39%
CENTRAL	103	320	0	53	3.9	sph	30	25	5	6.1	-	-	-	-	-	10.00	39%
EXTENDED	300	310	0	75	3.8	sph	50	30	7	7	-	-	-	-	-	10.80	35%
EXTENDED	302	315	0	62	3.8	sph	50	30	7	7	-	-	-	-	-	10.80	35%
EXTENDED	303	317	0	55	3.8	sph	50	30	7	7	-	-	-	-	-	10.80	35%
STOCKWORKS	630	310	0	80	7.5	sph	25	25	5	9.5	-	-	-	-	-	17.00	44%
HW VOLC	710	318	0	57	0.33	sph	40	30	10	0.49	-	-	-	-	-	0.82	40%
FW VOLC	720	318	0	57	0.33	sph	40	30	10	0.49	-	-	-	-	-	0.82	40%
SM 250
CENTRAL	100	322	-15	39	5.7	sph	10	5	3	9.3	-	-	-	-	-	21.00	27%
HANGINGWALL	400	320	-12	50	5.7	sph	10	5	3	9.3	-	-	-	-	-	21.00	27%
MAGDALA	500	338	0	50	4.6	sph	18	12	3	11.7	-	-	-	-	-	23.40	20%
FLAT 1	650	310	-23	11	5.7	sph	5	3	3	9.3	-	-	-	-	-	21.00	27%
FLAT 3	660	324	-11	22	5.7	sph	5	3	3	9.3	-	-	-	-	-	21.00	27%
LG VOLC	700	335	0	39	5.7	sph	10	5	3	9.3	-	-	-	-	-		27%

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

AREA	DOMAIN	axis 1	axis 2	axis 3	Nugget	1st Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	2nd Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	Total Variance	Nugget
																21.00
USF2
CENTRAL	101	315	0	90	4	sph	15	15	6	6	-	-	-	-	-	10.00	40%
CENTRAL	102	327	0	80	4	sph	15	15	6	6	-	-	-	-	-	10.00	40%
DUKES	300	329	-20	90	3	sph	30	25	4	12	-	-	-	-	-	15.00	20%
STOCKWORKS	630	312	-16	90	3	sph	15	15	6	10	-	-	-	-	-	13.00	23%
LG VOLC1	721	317	0	90	4	sph	15	15	6	6	-	-	-	-	-	10.00	40%
LG VOLC	722	338	-36	82	4	sph	15	15	6	6	-	-	-	-	-	10.00	40%
AURORA B
HAMPSHIRE	110	325	-44	-88	4	sph	50	85	6	13	-	-	-	-	-	17.00	24%
HAMPSHIRE	120	341	-35	-71	4	sph	50	85	6	13	-	-	-	-	-	17.00	24%
HAMPSHIRE	130	341	-35	-71	4	sph	50	85	6	13	-	-	-	-	-	17.00	24%
WATERLOO	220	317	0	90	0.04	sph	70	70	10	0.1	-	-	-	-	-	0.14	29%
WONGASTYLE	30	317	0	-57	0.04	sph	70	70	6	0.1	-	-	-	-	-	0.14	29%
FEDERAL ALBION
CENTRAL	101	320	0	-25	5.7	sph	10	5	3	9.3	sph	30	20	10	6	21.00	27%
CENTRAL	102	326	26	-31	3.3	sph	10	5	3	4.4	sph	30	20	10	4	11.70	28%
CENTRAL	103	330	0	-45	4	sph	10	5	2.5	6.4	sph	30	20	8	4	14.40	28%
DUKES	200	330	0	-15	0.48	sph	18	12	3	1	sph	30	24	7	0.42		25%

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

AREA	DOMAIN	axis 1	axis 2	axis 3	Nugget	1st Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	2nd Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	Total Variance	Nugget
																1.90
EXTENDED	301	325	0	-20	3.6	sph	20	15	3	8.9	sph	40	30	5	5.4	17.90	20%
EXTENDED	302	331	26	-31	3.1	sph	20	15	3	6.6	sph	40	30	5	5.8	15.50	20%
MOONLIGHT	401	325	0	-15	2.4	sph	18	12	3	5	sph	30	24	7	2.25	9.65	25%
MOONLIGHT	402	329	27	-26	3.1	sph	18	12	3	6.4	sph	30	24	7	2.9	12.40	25%
MAGDALA	501	340	0	-30	4.6	sph	18	12	3	11.7	sph	30	24	7	7.1	23.40	20%
MAGDALA	502	334	27	-26	1.3	sph	18	12	3	3.3	sph	30	24	7	2	6.60	20%
MAGDALA	503	315	0	-20	4.4	sph	18	12	3	10.9	sph	30	24	7	6.5	21.80	20%
STOCKWORKS	630	310	0	-20	3.8	sph	16	18	4	7.4	sph	32	36	10	4.85	16.05	24%
HW VOLC	710	341	26	-31	0.2	sph	10	25	3	0.7	sph	25	35	6	0.4	1.30	15%
VOLC	720	320	0	-30	0.45	sph	10	7	3	1.5	sph	20	15	12	0.7	2.65	17%
MARINERS
SPIRIT	110	325	0	50	3.9	sph	20	20	7	6.8	-	-	-	-	-	10.70	36%
MARINERS	120	330	0	52	3.9	sph	20	20	7	6.8	-	-	-	-	-	10.70	36%
NEW	130	333	0	52	3.9	sph	20	20	7	6.8	-	-	-	-	-	10.70	36%
OPPORTUNITY	140	334	0	55	3.9	sph	20	20	7	6.8	-	-	-	-	-	10.70	36%
CURIOSITY	150	332	0	55	3.9	sph	20	20	7	6.8	-	-	-	-	-	10.70	36%
LG HW	300	333	0	60	0.045	sph	20	20	9	0.07	-	-	-	-	-	0.12	39%

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

AREA	DOMAIN	axis 1	axis 2	axis 3	Nugget	1st Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	2nd Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	Total Variance	Nugget
LG SPIRIT	310	333	0	52	0.045	sph	20	20	9	0.07	-	-	-	-	-	0.12	39%
LG MARINERS	320	333	0	50	0.045	sph	20	20	9	0.07	-	-	-	-	-	0.12	39%
LG NEW	330	335	0	54	0.045	sph	20	20	9	0.07	-	-	-	-	-	0.12	39%
LG OPPORTUNITY	340	335	0	55	0.045	sph	20	20	9	0.07	-	-	-	-	-	0.12	39%
LG FW	350	335	0	55	0.045	sph	20	20	9	0.07	-	-	-	-	-	0.12	39%
MAGDALA S6000
CENTRAL	100 F1	211	-41	-32	9.5	sph	7	10	4.2	10	sph	25	30	8.2	4	23.50	40%
CENTRAL	100 F2	326	0	70	9.5	sph	7	10	4.2	10	sph	25	30	8.2	4	23.50	40%
DUKES	200 F1	330	0	50	14	sph	8	12	3	22	sph	30	40	7.5	9	45.00	31%
DUKES	200 F2	324	0	76	14	sph	8	12	3	22	sph	30	40	7.5	9	45.00	31%
EXTENDED	300	345	0	55	14	sph	8	8		24	sph	30	40	8.5	12	50.00	28%
STOCKWORKS	600	348	0	46	6.6	sph	5	8	4.5	5.4	sph	50	40	5.7	4.1	16.10	41%
VOLC CENT	710	328	-34	35	0.33	sph	12	15	4	0.37	-	-	-	-	-	0.70	47%
VOLC DUKES	720	330	0	50	0.265	sph	5	5	2	0.52	sph	12	12	5.4	0.44	1.23	22%
VOLC EXTEND	730	300	0	55	0.53	sph	15	15	8	0.53	-	-	-	-	-	1.06	50%
BIG HILL
601 BROWN	601	30	50	20	1.8	sph	15	10	3	1.5	sph	40	30	20	1.5	4.80	38%
602 ORANGE	602	330	0	41	2.5	sph	12	12	8	2.8	sph	30	30	20	1	6.30	40%
603 BLUE	603	330	34	53	1.7	sph	10	10	2	0.9	sph	50	30	15	1.9		38%

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

AREA	DOMAIN	axis 1	axis 2	axis 3	Nugget	1st Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	2nd Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	Total Variance	Nugget
																4.50
604 GREEN	604	326	0	44	1.8	sph	10	10	3	1.5	sph	30	30	20	1.5	4.80	38%
605 PURPLE	605	317	0	36	1.8	sph	10	10	3	1.5	sph	30	30	20	1.5	4.80	38%
606 GREY	606	291	0	46	1.8	sph	10	10	3	1.5	sph	30	30	20	1.5	4.80	38%
607 TEAL LINKS	607	320	0	25	1.8	sph	10	10	3	1.5	sph	30	30	20	1.5	4.80	38%
608 CYAN	608	310	0	67	1.8	sph	10	10	3	1.5	sph	30	30	20	1.5	4.80	38%
610 YELLOW	610	326	0	46	0.38	sph	10	10	3	0.32	sph	20	20	8	0.3	1.00	38%
611 PINK STOCKWORKS	611	325	0	45	1.8	sph	10	10	3	1.5	sph	30	30	20	1.5	4.80	38%
505 LG VOLC DAVIS	505	315	0	52	0.015	sph	5	5	5	0.012	sph	30	30	20	0.015	0.04	36%
107 IRON DUKE	107	314	-18	37	1.6	sph	8	8	4	0.6	sph	20	20	15	0.5	2.70	59%
108 ALLENS	108	312	0	83	1.2	sph	10	10	6	1	sph	30	30	20	0.7	2.90	41%
109 MARINERS	1091	325	0	48	3	sph	10	10	3	2.5	sph	45	45	15	1.9	7.40	41%
109 MARINERS	1092	327	-26	37	3	sph	15	8	3	2.5	sph	45	30	15	1.9	7.40	41%
109 MARINERS	1093	320	-22	-21	3	sph	12	8	3	2.5	sph	45	15	10	1.9	7.40	41%
109 MARINERS	1094	320	-21	54	3	sph	8	8	3	2.5	sph	45	15	10	1.9	7.40	41%
110 MARINERS	110	326	0	71	3	sph	8	8	3	2.5	sph	50	50	25	1.9	7.40	41%
111 MARINERS SPLAY	111	365	0	70	0.2	sph	8	8	3	0.5	sph	50	50	25	0.3	1.00	20%
11 SM FAULT	11	310	-20	-19	0.5	sph	30	20	10	0.7	-	-	-	-	-	1.20	42%
501 LG VOLC ALLENS	501	312	0	83	1.2	sph	10	10	6	1	sph	30	30	20	0.7		41%

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

AREA	DOMAIN	axis 1	axis 2	axis 3	Nugget	1st Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	2nd Structure	pri. axis (x)	sec. axis (y)	ter. axis (z)	variance	Total Variance	Nugget
																2.90
502 LG VOLC IRON DUKE	502	320	0	40	1.6	sph	8	8	4	0.6	sph	20	20	15	0.5	2.70	59%
503 LG VOLC MARINERS	503	346	0	46	3	sph	8	8	3	2.5	sph	50	50	25	1.9	7.40	41%
504 LG VOLC 3		319	0	46	3	sph	8	8	3	2.5	sph	50	50	25	1.9	7.40	41%

TABLE 14-8 STAWELL GOLD MINES GEOSTATISTICAL VARIOGRAM PARAMETERS

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

14.3.12	BULK DENSITY

As per the Stawell Gold Mines core processing flow chart (see all whole core sample intervals that are sent for assay are bagged and weighed prior to leaving site. The weights of the core are stored in the drillhole database and an apparent dry bulk density for each interval is calculated based upon a theoretical volume for the specific core diameter for each sample interval.

Whilst there are potential limitations in this process given that the volume for each core is based upon the theoretical drill core diameter and the measured length of each interval, it can be demonstrated by reconciliation of stope volumes as surveyed by cavity monitoring systems and tonnage measured by trucked ore that the estimated density applied to specific areas is a reliable estimator of in situ density. A 30-year history of processing and reconciliation supports the density values that are currently being used in the estimates at Stawell Gold Mines.

This apparent density measurement includes some residual moisture which by measurement has been estimated at approximately 2% or less and is generally not accounted for in the estimates.

Table 14-9 shows the bulk density values that have been applied by Mineral Resource area. Specific details of the data and analysis and assumptions used to derive these values are given in each of the area specific reports.

MODEL	LODE	GEOCODE	ASSIGNED SG FOR MODEL
			FRESH	TRANS	OXIDE
FEDERAL	Central	100	2.7	-	-
ALBION SOUTH	Extended	300	2.8	-	-
	Stockworks	630	2.75	-	-
	Hangingwall Volc	710	2.75	-	-
	Footwall Volc	720	2.75	-	-

BELOW SM 250	Central	100	2.75	-	-
	Hangingwall	400	2.75	-	-
	Magdala	500	2.85	-	-
	Flat 1	650	2.75	-	-
	Flat 3	660	2.75	-	-
	Splays	670	2.75	-	-
	LowGrade Volc	700	2.75	-	-

USF2	Central	100	2.75	-	-
	Dukes	300	2.95	-	-
	Volcanogenics	500	2.75	-	-
	Stockworks	720	2.75	-	-

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

MODEL	LODE	GEOCODE	ASSIGNED SG FOR MODEL
AURORA B	Hampshire	100	2.85	-	-
	Waterloo	220	2.89	-	-
	WongaStyle	30	2.77	-	-

FEDERAL
ALBION	Extended	300	2.8	-	-
	Central	100	2.75	-	-
	Dukes	200	2.75	-	-
	Moonlight	400	2.85	-	-
	Magdala	500	2.85	-	-
	Hangingwall Volc	710	2.75	-	-
	Footwall Volc	720	2.75	-	-

MARINERS	Spirit Lode	110	2.9	-	-
	Mariners Lode	120	2.8	-	-
	New Lode	130	2.8	-	-
	Opportunity Lode	140	2.9	-	-
	Curiosity Lode	150	2.75	-	-
	LowGrade
	Hangingwall	300	2.8	-	-
	LowGrade Spirit	310	2.8	-	-
	LowGrade Mariners	320	2.8	-	-
	LowGrade New	330	2.8	-	-
	LowGrade
	Opportunity	340	2.8	-	-
	LowGrade Footwall	350	2.8	-	-
	Breccia	420	2.7	-	-

MAGDALA
S6000	Extended	300	2.9	-	-
	Central	100	2.75	-	-
	Dukes	200	2.9	-	-
	Stockworks	600	2.8	-	-
	Central Volc	710	2.8	-	-
	Dukes Volc	720	2.8	-	-
	Extended Volc	730	2.8	-	-

BIG HILL	601 Brown	601	2.7	2.3	2.1
	602 Orange	602	2.7	2.3	2.1
	603 Blue	603	2.7	2.3	2.1
	604 Green	604	2.7	2.3	2.1
	605 Purple	605	2.7	2.3	2.1

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

MODEL	LODE	GEOCODE	ASSIGNED SG FOR MODEL
	606 Grey	606	2.7	2.3	2.1
	607 Teal Links	607	2.7	2.3	2.1
	608 Cyan	608	2.7	2.3	2.1
	610 Yellow	610	2.7	2.3	2.1
	611 Pink Stocks	611	2.7	2.3	2.1
	505 LG Volc Davis	505	2.85	2.3	2
	107 Iron Duke	107	2.85	2.3	2.15
	108 Allens	108	2.85	2.3	2.15
	109 Mariners	109	2.85	2.5	2.3
	111 Mariners Splay	111	2.85	2.5	2.3
	501 LG Volc Allens	501	2.85	2.3	2.1
	502 LG Volc Iron Duke	502	2.85	2.3	2.1
	503 LG Volc Mariners	503	2.85	2.3	2.1
	504 LG Volc 3	504	2.85	2.3	2.1

ALL	BASALT	400	2.8	2.3	2.1
	MINE SCHIST	1	2.8	2.3	2.1
	PORPHYRY	3	2.7	2.65	2.45

TABLE 14-9 COMPILATION OF DENSITY G/CM3,APPLIED BY RESOURCE MODEL AREA

14.3.13	MODEL VALIDATION

Model validation has been completed using several different methods. The first is a visual assessment of the output Kriging statistics and by visualization of the actual samples chosen in the search. Estimation parameters were then adjusted to ensure the right balance of estimation is achieved for each individual domain to match the geology.

The coding end estimation of each domain was reviewed by:

•	Visualization of blocks in 3D;

•	Visualization of grade estimates, particularly with respect to local reproduction of grades and smoothing; and

•	Statistical reproduction- comparison of output block grade with input composite statistics.

Statistical comparisons of input data and block model outcomes for the mineralized domains are shown in Table 14-10.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

STAWELL GOLD MINE	MODEL VALIDATION
Mean Grade (g/t Au)

		Undeclust		Model
		1.0m	Declust.	Average	Variance to
	Resource	comp all	1.0m	Grade g/t	1m Comp
DOMAIN	Category	holes	comp.	Au	Au%
FEDERAL ALBION SOUTH
CENTRAL	100 All	2.50	2.47	2.61	5.7%
CENTRAL	100	2.63	2.63	2.78	5.7%
CENTRAL	102	2.44	2.41	2.47	2.5%
CENTRAL	103	2.17	2.18	2.34	7.3%
EXTENDED	300	2.97	2.95	2.85	-3.4%
FED ALB STK	630	3.47	3.46	3.35	-3.2%
HW VOLC	710	0.25	0.25	0.32	28.0%
FW VOLC	720	0.43	0.43	0.25	-41.9%
SM 250
CENTRAL	100	2.88	2.59	2.57	-0.8%
HANGING WALL	400	4.64	4.63	3.61	-22.0%
FEDERAL CONTACT	501	2.44	2.75	-	-
MAGDALA	500	3.02	3.05	3.08	1.0%
FLAT 1	650	3.51	3.55	3.66	3.0%
FLAT 3	660	3.24	3.27	3.06	-6.4%
LG VOLC	700	0.80	0.82	0.48	-40.8%
USF2
CENTRAL	100	2.66	2.66	2.92	8.8%
DUKES	300	5.15	5.25	4.46	-17.8%
STOCKWORKS	630	3.16	3.16	2.7894	-13.4%
LG VOLC	720	0.87	0.88	0.96	8.4%
AURORA B
HAMPSHIRE	100	2.59	2.58	2.47	-4.2%
WATERLOO	220	0.23	0.23	0.22	-4.7%
WONGA STYLE	30	1.47	1.40	1.42	1.5%
FEDERAL ALBION
CENTRAL	100	2.80	2.69	2.35	-12.7%
DUKES	200	1.01	1.06	0.91	-14.3%
EXTENDED	300	2.49	2.38	2.68	12.6%
MOONLIGHT	400	1.29	1.27	1.46	15.3%
MAGDALA	500	2.59	2.40	2.18	-9.1%
HW VOLC	710	0.65	0.60	0.65	8.0%
VOLC	720	0.82	0.76	0.76	0.5%
MARINERS

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

		Undeclust		Model
		1.0m	Declust.	Average	Variance to
	Resource	comp all	1.0m	Grade g/t	1m Comp
DOMAIN	Category	holes	comp.	Au	Au%
SPIRIT	110	1.77	1.65	2.51	41.7%
MARINERS	120	2.25	2.17	3.05	35.9%
NEW	130	2.44	2.37	2.39	-2.2%
OPPORTUNITY	140	2.74	2.64	2.33	-14.8%
CURIOSITY	150	1.67	1.67	1.89	13.3%

LG HW	300	0.11	0.11	0.12	7.1%
LG SPIRIT	310	0.19	0.17	0.19	-0.1%

LG MARINERS	320	0.24	0.23	0.24	1.1%
LG NEW	330	0.27	0.27	0.24	-9.9%
LG OPPORTUNITY	340	0.96	0.83	0.40	-58.5%
LG FW	350	0.52	0.47	0.48	-7.6%
MAGDALA S6000
CENTRAL	100	4.52	4.30	3.73	-13.1%
DUKES	200	5.49	5.35	5.64	5.4%
EXTENDED	300	5.54	5.16	4.37	-15.4%
STOCKWORK	600	2.76	2.59	2.67	3.2%
VOLC CENT	710	0.58	0.48	0.46	-2.8%
VOLC DUKES	720	0.57	0.56	0.52	-6.2%
VOLC EXTEND	730	0.60	0.60	0.60	0.2%
BIG HILL
601 BROWN	601	2.13	2.04	1.92	-5.8%
602 ORANGE	602	2.27	2.24	2.10	-6.6%
603 BLUE	603	1.60	1.61	1.56	-3.3%
604 GREEN	604	1.66	1.69	1.77	4.2%
605 PURPLE	605	1.32	1.28	1.15	-11.3%
606 GREY	606	0.89	0.90	0.90	0.4%
607 TEAL LINKS	607	1.16	1.20	1.09	-9.5%
608 CYAN	608	1.07	1.08	1.09	1.2%
610 YELLOW	610	2.82	2.36	2.48	5.0%
611 PINK STOCKWORKS	611	3.39	1.40	1.43	1.9%
505 LG VOLC DAVIS	505	0.18	0.17	0.16	-3.2%
107 IRON DUKE	107	1.23	1.20	1.14	-5.1%
108 ALLENS	108	1.16	1.18	1.19	0.8%
109 MARINERS	109	2.91	2.72	2.63	-3.6%
110 MARINERS	110	2.00	2.01	2.10	4.5%
111 MARINERS SPLAY	111	2.42	2.29	1.58	-44.7%
11 SM FAULT	11	0.33	0.33	0.28	-18.0%
501 LG VOLC ALLENS	501	0.12	0.12	0.15	16.4%

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

		Undeclust		Model
		1.0m	Declust.	Average	Variance to
	Resource	comp all	1.0m	Grade g/t	1m Comp
DOMAIN	Category	holes	comp.	Au	Au%
502 LG VOLC IRON DUKE	502	0.17	0.17	0.15	-16.6%
503 LG VOLC MARINERS	503	0.26	0.25	0.24	-6.3%
504 LG VOLC 3	504	0.24	0.17	0.19	11.9%

TABLE 14-10 MINERALIZED DOMAINS MODEL VALIDATION

The mineralized domain comparisons display some variation between input and outcome average grades when the total domain is reported. The variations in grade occur in areas that generally are poorly informed and in portions of domains that represent the margins of the modelling area.

14.3.14	MINERAL RESOURCE CLASSIFICATION

The classification of Indicated and Inferred Mineral Resource material is based on geological confidence, slope of regression analysis and model validation results. The practice adopted at Stawell Gold Mines uses general guidelines for classification that utilize the following information;

•	Drilling density
•	Drillhole spacing and sample locations
•	Stage of development; ore development and final data gathering in place
•	Demonstrated geological continuity of structures and mineralized domains
•	Slope of regression of the estimate analysis (calculated value during the Kriging Process)
•	Consideration has been given to the estimation technique and the risks associated with extrapolation of sample data.

Ore classification as applied to the Mineral Resources disclosed in this document have been reviewed in detail on an area by area basis and are considered by the Authors to be appropriate and within the guidelines. The Mineral Resource has been classified as Measured, Indicated or Inferred Mineral Reserves.

14.3.15	LOGGING

The drilling data provided for the Stawell Underground mineral resource estimate is collected over a period of 100-years and thus the drilling data base contains data of various levels of descriptive explanations of the geology. Underground drill-hole data has been collected over the last 30-years, all with descriptive explanations of observed geology. The geological logging code has essentially remained the same over the past 20-years which enable consistency in geological interpretation.

The logging information was considered for each model area and is of sufficient detail and quality to be used in the estimation at the current level of confidence.

14.3.16	DATA SPACING AND DISTRIBUTION

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

The Stawell underground mineral resource model areas were subject to varying drillhole density and sample locations in relation to the lode geometry. In most domains the drilling was of regular spacing and sufficient density closer to existing infrastructure but subject to decreasing densities and irregular spacing further away. Where the data spacing is sparser, the estimation in these areas was considered to be higher risk and is classified with less confidence. For classification purposes each mineralized domain was considered individually and where sufficient data density was present a classification solid was extruded.

Data spacing requirements are different for each model and drill spacing requirements for each model is considered individually. The data correlation as modelled by the variography gives the minimum drill spacing for confidence of correlation between holes. In areas of varying domain geometry, such as in proximity to faults, tighter drill spacing is required.

14.3.17	ORIENTATION OF DATA IN RELATION TO GEOLOGICAL STRUCTURE

The orientation of the Magdala mineralization is interpreted to dip to the west between 50º and 85º. The drilling is considered to be appropriately targeted for this geological orientation. Where drillholes are considered too oblique to the interpreted lode they have been excluded from the modelling and estimation and are noted in the respective model reports.

14.3.18	GEOLOGICAL INTERPRETATION

The geological interpretation of the Stawell underground mineral resource areas were undertaken by Newmarket Gold geologists. The interpretations were peer reviewed by Newmarket Gold’s Senior Resource Geologist who believes that they form a reasonable interpretation within the limits of the available data. The Authors agree with Newmarket Gold’s Senior Resource Geologist’s conclusions.

14.3.19	DEPOSIT DIMENSIONS

The mineralized portion of the Stawell underground deposit extends down to -1800m RL, however, the remnant retreat of the Stawell Gold Mines which commenced at the end of 2012 saw the closure of the lower decline and decommissioning of the lower ventilation system. The classification of mineral Resource and Reserve was adjusted to reflect this change in extractive availability and all mineral Resource previously reported below the -900mRL was depleted. All Mineral Reserves below the -900mRL was mined.

The dimensions of the mineralization are adequately defined by the available drilling with acceptable extensions beyond data.

14.3.20	ESTIMATION AND MODELLING TECHNIQUES

Refer to Section 14.3.4 Geological Modelling.

14.3.21	MOISTURE

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Moisture determinations performed on RC chips immediately upon delivery to surface showed in-situ moisture contents to vary between 2 and 20%. After air-drying for two days (average exposure of core to air before sampling) moisture contents varied from 0.5 -2.5% . In-situ moisture is directly related to clay percentage (and therefore parent lithology) and is not directly linked to depth.

Estimates have been made on the basis of dry tonnes.

14.3.22	EXTERNAL FACTORS AFFECTING EXTRACTION

Mining and extraction of the Magdala Mineral Resources and Reserves has been continuous since 1981. The Authors are not aware of any known environmental, permitting, legal, title, socio-economic, political or other issues that will prevent extraction of the remaining existing Mineral Reserves and Mineral Resources other than permitting requirements for the Big Hill project, as further described in section .

Stawell Gold Mines has been able to carry out its mining activities as defined by current Work Plans and approvals without intervention since 1981.

14.3.23	BULK DENSITY

As detailed in Section 14.3.12 the bulk density factors used in this estimate are derived from previous data, and more recent data from diamond core intervals.

14.3.24	CLASSIFICATION

All material within the mineral resource interpretation has been classified to represent the opinion of the Authors with regard to the risk in the mineral resource estimated. Within the mineralized domains that have been defined it is assumed that some of the material will form dilution to the mining of higher grade material. The classification of the Stawell Underground Mineral Resource into Measured, Indicated and Inferred Mineral Resources as set out below reflects the Authors’ view of this deposit as it is currently defined.

14.3.25	SELECTIVITY ASSUMPTIONS

The mineral Resource estimate contains implicit assumptions of mining selectivity represented by the block size defined for each model (Y x X x Z). Block sizes for each resource area is summarized in Table 14-4.

14.3.26	RESOURCE AUDITS OR REVIEWS

No Mineral Resource audits or reviews have been undertaken on the current western Ffank underground Minreal Resource between January 2015 and December 2015.

A high-level independent review of the eastern flank Aurora B resource modelling parameters was undertaken by Mike Stewart from QG Group in March 2106. Consideration of material included into the Inferred Category of classification was reviewed and determined appropriate to the geological understanding of the Aurora B Eastern Flank mineralization.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

14.3.27	DISCUSSION OF RELATIVE ACCURACY/CONFIDENCE

At this stage no quantitative testing of the accuracy of the estimate or establishment of confidence limits has been undertaken.

14.3.28	MINERAL RESOURCE STATEMENT

The total Mineral Resource inventory for Stawell Gold Mines as at 31st December 2015 is listed in Table 14-11.

The Mineral Resource Statements account for depleted mineral resources up to December 31st 2015 as a result of mining activities.

The depletion was carried out using underground development, stoping solids, historical voids as well as an existing pit surface (Davis). The as mined solids were taken up to the 31st December 2015.

The Stawell Gold Mines classified Mineral Resource Statements for Stawell Underground is tabulated below in Table 14-12. Cut-off grades applied to the resource was variable for underground ore depending upon width, mining method and ground conditions. Cut-off grades used for Mariners and Upper Levels mineral resource outside of current pit optimization is 2.0 g/t Au. A lower cut-off grade of 2.3 g/t Au was applied to all remaining underground resources.

Stawell Gold Mines Mineral Resources up to December 2013 have been reported as Exclusive of Mineral Reserves. Stawell Gold Mines Mineral Resources between January 1 2014 and December 31, 2015 are reported as Inclusive of Mineral Reserves. An adjustment to the reporting methodology of Reserves and Resources was made at December 2014 to ensure that Stawell Gold Mines complied with Crocodile Gold/Newmarket Gold reporting practices.

There are no known situations where the Mineral Resource estimate outlined above could be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing or political or other relevant factors. There is, however, some risk with any gold mineral resource estimates where the gold price may affect the overall economic viability of a mineral resource.

Stawell Gold Mines Resource
Domain	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Measured	56	2.56	5
Indicated	4,063	1.85	241
Total (Measured and Indicated only)	4,119	1.86	246
Inferred	1,164	3.16	118

TABLE 14-11 STAWELL GOLD MINES RESOURCE AS AT 31 DECEMBER 2015

NOTES:

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources are inclusive of Mineral Reserves.

3.	Mineral Resources were estimated using the following parameters:

a.	Gold price of A$1,500/oz

b.	Cut-off Grade applied was variable for surface resources. Grades used were as follows:

•	0.44 g/t for Big Hill surface
•	0.35 g/t for surface Low Grade Stockpiles

c.	Cut -off Grade applied was variable for underground resources. Grades used were as follows:

•	2.0 g/t for Mariners and Big Hill outside of current pit optimisation
•	2.3 g/t for all remaining underground resources

4.

Surface and Underground Mineral Resource estimates were prepared by Justine Tracey, Senior Resource Geologist, Stawell Gold Mines. Ms Tracey is a member of the Australian Institute of Geoscientists and a Charted Professional member of the Australasian Institute of Mining and Metallurgy, and has over 12 years of relevant geological experience and is the Qualified Person for Resources under NI 43 -101.

5.

Ms. Tracey believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

6.

The quantity and grade of the reported inferred mineral resources are uncertain in nature and there has been insufficient exploration to define the inferred mineral resources as indicated or measured mineral resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

7.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Mineral Resource estimate for the Stawell underground mine is listed in Table 14-12.

Stawell Underground Resource
Domain	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Measured	56	2.56	5
Indicated	669	3.49	75
Total (Measured and Indicated only)	725	3.42	80
Inferred	1,118	3.24	116

TABLE 14-12 STAWELL GOLD MINES UNDERGROUND RESOURCE AS AT 31 DECEMBER 2015

NOTES:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources are inclusive of Mineral Reserves.

3.	Mineral Resources were estimated using the following parameters:

a.	Gold price of A$1,500/oz

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

b.	Cut -off Grade applied was variable for surface resources. Grades used were as follows:

•	0.44 g/t for Big Hill surface
•	0.35 g/t for surface Low Grade Stockpiles

c.	Cut-off Grade applied was variable for underground resources. Grades used were as follows:

•	2.0 g/t for Mariners and Big Hill outside of current pit optimisation
•	2.3 g/t for all remaining underground resources

4.

Surface and Underground Mineral Resource estimates were prepared by Justine Tracey, Senior Resource Geologist, Stawell Gold Mines. Ms Tracey is a member of the Australian Institute of Geoscientists and a Charted Professional member of the Australasian Institute of Mining and Metallurgy, and has over 12 years of relevant geological experience and is the Qualified Person for Resources under NI 43-101.

5.

Ms. Tracey believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

6.

The quantity and grade of the reported inferred mineral resources are uncertain in nature and there has been insufficient exploration to define the inferred mineral resources as indicated or measured mineral resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

7.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Additional to the reported underground Mineral Resource and Mineral Reserve are a number of unclassified potential areas of mineralization which are currently the target of further investigation. These areas are currently built into the Stawell Underground Life-of-Mine ‘remaining unclassified resource’ mining program, and as such are sensitive to issues such as unidentified depletion, poor QA/QC drill information and or sparse drill information. Insufficient exploration data and confidence in these potential areas do not allow for these areas to be defined as a Mineral Resource, and it is uncertain if further exploration will result in the target being delineated as a mineral or minable resource.

The Mineral Resource estimate for the Big Hill Surface Project at Stawell Gold Mines is listed in Table 14-13 .

Stawell Underground Resource
Domain	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Measured
Indicated	2,971	1.68	160
Total (Measured and Indicated only)	2,971	1.68	160
Inferred	46	1.15	2

TABLE 14-13 BIG HILL SURFACE RESOURCE ESTIMATION AS AT DECEMBER 31, 201 5

NOTES:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources are inclusive of Mineral Reserves.

3.	Mineral Resources were estimated using the following parameters:

a.	Gold price of A$1,500/oz

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

B.	Cut-off Grade applied for Big Hill Surface Resource is 0.44 g/t Au

4.

Surface Mineral Resource estimates were prepared by Justine Tracey, Senior Resource Geologist, Stawell Gold Mines . Ms Tracey is a member of the Australian Institute of Geoscientists and a Charted Professional member of the Australasian Institute of Mining and Metallurgy, and has over 12 years of relevant geological experience and is the Qualified Person for Resources under NI 43-101.

5.

Ms. Tracey believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

6.

The quantity and grade of the reported inferred mineral resources are uncertain in nature and there has been insufficient exploration to define the inferred mineral resources as indicated or measured mineral resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

7.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

14.3.29	RECOMMENDATIONS

In order to improve the quality of the estimated resource the following actions are also recommended:

•	Undertake targeted scoping drilling on the faulted extremities of the orebody (above the Scotchmans Fault and below the South Fault).
•	Continue underground channel sampling and digital capture of the results to assist with determination of wireframe extents and aid the consideration of Mineral Reserves.
•	Continue to review the performance of the Mineral Resource estimate through regular reconciliation between the mining and the processing facilities.
•	Rebuild the Federal Albion Model wireframes and variography to incorporate learning from Upper Levels mining, for low grade stock definition.
•	Structural review of the Magdala Flanks to target unmined flat lodes.
•	Action the outcomes of the 2016 Internal Laboratory Audit, and commence quarterly internal Laboratory inspections.

14.4	LOW GRADE STOCKPILE

The Mineral Resource estimate for the Stawell surface Low Grade Stockpile is listed in Table 14-14.

Stawell Low Grade Stockpile Resource
Domain	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Measured	-	-	-
Indicated	423	0.43	6
Total (Measured and Indicated only)	423	0.43	6
Inferred	-	-	-

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

TABLE 14-14 LOW GRADE STOCKPILE RESOURCE ESTIMATION AS AT 31 DECEMBER 2015

14.4.1	MT MICKE

Mt Micke is the waste stockpile from the Wonga open cut and underground mine. The Wonga Deposit has been previously mined by both open pit (1982-1985 and 2010-2011) and by underground methods (1985 -1999). Underground mining was completed in 1999 after which the mine was allowed to flood with water. The waste stockpile for the Wonga Deposit is located on the eastern margin of the open pit, Figure 14-7.

In 2011-2012 a grid program of Reverse Circulation drilling over the stockpile identified zones of low grade economic ore within the stockpile above an economic cut off of 0.35 g/t Au. This cut-off is defined as the lowest economic cut-off grade accounting for processing and transport.

A zone of 1,078,000 tonnes at 0.5 g/t Au was initially defined in 2012. From 2012 to 2014, 1,022,091 tonnes at 0.51 g/t Au has been processed through the Stawell processing facility, matching the defined grade almost identically. Given the bulk tonnes processed through the mill of the stockpile with precise reconciliation gives confidence to classification to the remainder of the defined low grade zone of the Mt Micke deposit.

In 2015 a grid program of Reverse Circulation drilling was conducted over the undefined areas of the stockpile, which has been exposed by depletion in previous years. Drilling allowed for definition of the base of the stockpile and further delineated the zones of low grade material. An economic cut off of 0.35 g/t Au was applied. This cut-off is defined as the lowest economic cut-off grade accounting for processing and transport.

A survey was undertaken over the Mt Micke low grade stockpile in early 2016 was used in depleting the defined low grade zone of the stockpile. Remaining tonnes from this zone is 423,000 tones with a grade of 0.43 g/t Au. This material was classified as Indicated given the high confidence in reconciliation of the stocks.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 14-7 LOCATION OF STAWELL LOW-GRADE STOCKPILE

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

15	MINERAL RESERVES

15.1	INTRODUCTION

The Mineral Reserve estimate for the Stawell Gold Mines operations is listed in Table 15-1.

Classification	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Proven	51	2.49	4
Probable	3,428	1.46	161
Total Mining Reserve	3,479	1.47	166

TABLE 15-1 STAWELL GOLD MINES MINERAL RESERVE CLASSIFICATION – EFFECTIVE DECEMBER 31, 2015

1.	All Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by NI 43-101.

2.	Mineral Reserves were estimated using the following economic parameters:

a.	Gold price of A$1,450/oz

b.	Cut-off grade applied was variable for underground depending upon width, mining method and ground conditions.

c.	Cut-off grade applied for Big Hill surface was 0.4g/t Au

d.	Cut-off grade applied for Surface LG stockpile was 0.35 g/t Au

3.

Underground and Surface LG Stockpile Mineral Reserve estimates were prepared by Stawell Gold Mines personnel under the guidance of Wayne Chapman, Technical Manager Stawell Gold Mines. Mr Chapman is a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 11 years of relevant mining engineering experience and is the Qualified Person for Reserves under NI 43-101.

4.

Big Hill Surface Mineral Reserve estimates were prepared by Mining One personnel under the guidance of Mark Edwards General Manager Exploration Newmarket Gold. Mr Edwards is a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 18 years of relevant mining experience and is the Qualified Person for Reserves under NI 43-101.

5.	Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

15.2	MINERAL RESERVE ESTIMATE UNDERGROUND

The Mineral Reserve estimate for the Stawell underground mine is listed in Table 15-2.

Classification	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Proven	51	2.49	4
Probable	305	2.47	24
Total Mining Reserve	356	2.47	28

TABLE 15-2 UNDERGROUND MINERAL RESERVE CLASSIFICATION – EFFECTIVE DECEMBER 31, 2015

1.	All Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by NI 43-101.

2.	Mineral Reserves were estimated using the following economic parameters:

e.	Gold price of A$1,450/oz

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

f.	Cut-off grade applied was variable for underground depending upon width, mining method and ground conditions.

3.

Underground Mineral Reserve estimates were prepared by Stawell Gold Mines personnel under the guidance of Wayne Chapman, Technical Manager Stawell Gold Mines. Mr Chapman is a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 11 years of relevant mining engineering experience and is the Qualified Person for Reserves under NI 43-101.

4.	Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

15.2.1	MINERAL RESERVE ESTIMATE PROCESS

The following sections outline the process undertaken to produce Mineral Reserve estimates from the available Mineral Resources. This section contains descriptions of reserve design parameters, recovery and unplanned dilution factors, cut-off grades and depletion for mined material.

There are no known situations where the underground component of the Mineral Reserve estimate outlined above could be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing or political or other relevant factors. There is, however, some risk with any gold Mineral Reserve estimates where the gold price may affect the overall economic viability of a Mineral Reserve.

15.2.2	MINE RESERVE DESIGN UNDERGROUND

Mineral Reserve design has occurred underground at Stawell only in the areas identified as Upper South Fault 2 (USF2), Federal Albion South (FAS) and Upper Levels 250 below Scotchmans Fault (UL250) Mineral Resource areas. Additional areas are included in the mine plan but are in areas of lower confidence and are not included in Mineral Reserve estimates. The initial stage of the Mineral Reserve estimation process was the revision of the mining method selection chart. The mining methods that were considered for the Mineral Reserve estimation process were sill driving, down hole open-stoping, up-hole open stoping and select undercut and crown stoping where level spacing requires. Stoping panels are to be filled with raw fill, cemented rock fill or remain open depending on extraction sequencing, pillar recovery or geotechnical requirements. These methods were selected based upon previous experience at Stawell Gold Mines or because they were considered suitable for the ore zone geometry and geotechnical conditions present and expected.

15.2.3	UNDERGROUND DESIGN AND RESERVE PARAMETERS

Open stope reserve shapes were created to cover all active and planned mining areas contained within the Federal Albion South, USF2 and UL250 Mineral Resource areas. These stope shapes did not necessarily reflect the final stope strike, height and/or crown pillar dimensions. Stoping widths vary from 3m out to 12m. Mining method selection criteria and applied design parameters are described in the Mining Methods Selection process (see Section 16)

The open stope Mineral Reserve wireframe design parameters applied were:

•	Strike length dictated by grade distribution in block model

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

•	Minimum true bench width of 3m
•	Maximum benching height of 30m vertical from backs to floor
•	Internal waste incorporated within the stope block design

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

TABLE 15-2 MINING METHOD SELECTION

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Mining recovery from open stopes at Stawell is principally influenced by the following factors:

•	Accuracy of the geological interpretation.
•	Accuracy of the production hole drilling.
•	Stope dimensions.
•	Sill drive dimensions and position relative to bench stope.
•	Presence or absence of adjacent filled voids and pillars.
•	Geotechnical integrity of stope and sill drive walls.

The above factors manifest themselves as ore loss in the following ways:

•	The need for planned pillars due to accessing of ore blocks in low grade areas.
•	Frozen rings due to ground movement.
•	Bridged stopes.
•	Unplanned ore pillars left to improve ground support.

Unplanned dilution in open stopes underground at Stawell is a function of the following factors:

•	Regional geotechnical conditions.
•	Location of sill drives relative to the open stope.
•	Width of sill drives relative to the open stope width.
•	Production drilling accuracy.
•	Quantity, quality and type of ground support in sill drive walls.
•	Speed of ore extraction from active stopes.
•	Length of time sill drives have been open before stoping commences.

In order to correctly apply recovery and dilution factors to all underground stopes in the Mineral Reserve, factors such as orebody dip, rock RQD and development and stope sequence were considered. Table 15-2 and Table 15-3 show the general recovery and dilution factors that were applied to the reserve blocks (some individual blocks have lower factors applied).

Description	Recovery Factor - Tonnes	Dilution Factor - Tonnes	Comments
Stoping – UL 250	95%	15%	Remnant open stoping within Upper Levels mining area.
Stoping – U2	95%	15%	Bottom CRF and rock fill stoping, combination of undercut and crown extraction.
Stoping – Federal Albion South	95%	15%	Bottom up rock fill or CRF stoping. Undercut and crown extraction where stope geometry requires.
Strike Development	100%	10%

TABLE 15-3 RECOVERY AND DILUTION FACTORS FOR THE UNDERGROUND RESERVE BLOCKS AT STAWELL GOLD MINES

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

15.2.4	GOLD CUT-OFF GRADES UNDERGROUND

Table 15-4 shows the calculated lower cut-off grades used in the estimation of the Mineral Reserves. Cost assumptions are based on the 2015 budget.

Description	g/t Au
Open Stope – full	2.15
Open Stope - marginal	1.80
Development - marginal	2.70

TABLE 15-4 GOLD CUT-OFF GRADES UNDERGROUND

For certain other situations, a lower cut-off grade is applied. For development, which is justified for other reasons (i.e. access to a higher grade block or infrastructure considerations), the cut-off grade is lowered to reflect that the material only has to cover the non-mining costs to break even. This is only applied if the development material had to be trucked to surface anyway and if it is not displacing higher-grade ore from the mill. Likewise, for incremental stoping production where the development has already been mined (i.e. for access to a higher-grade block), the cut-off grade is lowered to reflect that the development cost has already been incurred.

Underground stope and development shapes are limited in their extremity by the application of appropriate cut-off grades (see Table 15-4) and a full conceptual design is subsequently created around the resultant shapes. This design includes but is not necessarily limited to decline design, associated level infrastructure and vertical development.

15.2.5	DEPLETION AND RESULTS

The Mineral Reserves reported above are largely the result of work undertaken to Dec 31st 2015 and reported by Newmarket Gold under Canadian reporting requirements in accordance with NI 43-101. The evaluation models have been depleted for material mined up to December 31st 2015. This process applied to only the Federal Albion South mining area.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

15.3	MINERAL RESERVE ESTIMATE BIG HILL

The Mineral Reserve estimate for the Stawell Big Hill Surface Project is listed in Table 15-3.

Classification	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Proven	-	-	-
Probable	2,700	1.51	132
Total Mining Reserve	2,700	1.51	132

TABLE 15-3 BIG HILL SURFACE MINERAL RESERVE CLASSIFICATION – EFFECTIVE DECEMBER 31, 2015

1.	All Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by NI 43-101.

2.	Mineral Reserves were estimated using the following economic parameters:

g.	Gold price of A$1,450/oz

h.	Cut-off grade applied was 0.4 g/t Au.

3.

Big Hill Surface Mineral Reserve estimates were prepared by Mining One personnel under the guidance of Mark Edwards General Manager Exploration Newmarket Gold. Mr Edwards is a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 18 years of relevant mining experience and is the Qualified Person for Reserves under NI 43- 101.

4.	Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

15.3.1	MINERAL RESERVE ESTIMATE

The following sections outline the process undertaken to produce Mineral Reserve estimates from the available Mineral Resources for the Big Hill surface. This section contains descriptions of reserve design parameters, recovery and unplanned dilution factors, cut-off grades and depletion for mined material. This section has been compiled by Mark Edwards, who is the Qualified Person for the Mineral Reserve Estimate (see Section 2.3)

Big Hill Surface Reserves are subject to project permitting conditions. There is some risk that permitting conditions will not be realized or Mineral Reserve Estimates will need to be modified.

15.3.2	MINE RESERVE DESIGN

Big Hill surface Mineral Reserve estimates are based upon a Lerchs-Grossman algorithm optimization technique utilizing Gemcom’s Whittle 4X software. This produced a series of nested pit shells utilizing a range of parameters from slope angles, Mining Cost Adjustment Factors (MCAF’s) all utilizing a diluted block model. Ore Reserve number are from a final pit design based on a suitable “Whittle” shell.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

15.3.3	BIG HILL SURFACE DESIGN AND RESERVE PARAMETERS

Big Hill surface Mineral Reserves were created utilizing a diluted block model, minimum ore block size (1.5m minimum mining width) and maximum mining block size of 10m. Pit benches are designed at 5m with 2.5m mining flitch.

Final Pit Design parameters are as follows;

•	Ramp width 12m single, 25m double
•	Ramp grade 1:9 with 1:10 localized maximum
•	Batter Height 20m
•	Berm width 10m weathered zones 8.5m minimum
•	Batter Slope 60°
•	Overall Slope Angle 42.9°

In order to estimate the expected dilution and ore recovery for Big Hill surface Mineral Reserves Datamine Minable Shape Optimiser software (MSO) is used to create a diluted model that mimics what an engineer or geologist might do when generating dig outlines on adjacent sections. This generates optimal mining ore blocks that take into account footwall and hangingwall dilution skins to ensure mining areas remain above cutoff grade.

The following parameters are used to define a potentially mineable ore block:

•	Diluted Cut-Off grade (0.4 g/t Au)
•	Near and far wall dilution skin (0.5m & 0.5m)
•	Minimum ore block size (1.5m minimum mining width)
•	Maximum mining block size (10m)

The subsequent MSO wireframes were used as a guide for a new block model in which the diluted grades generated using the MSO were added to the new block model prior to the Whittle evaluation and final design. The subsequent dilution, grades and recovery are displayed below.

	Undiluted	Diluted
Tonnes (>0.4 g/t Au)	8,106,899	9,958,474
Avg. Grade g/t Au	1.70	1.48
Avg. Dilution g/t Au	-	0.15
Avg. Mining Recovery	-	0.07

TABLE 15-5 MINABLE SHAPE OPTIMISER – BIG HILL DILUTION

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

15.3.4	GOLD CUT-OFF GRADES

Table 15-4 shows the calculated lower cut-off grades used in the estimation of the Mineral Reserves. Cost assumptions are based on the 2016 budget.

Description	g/t Au
Big Hill Surface	0.40

TABLE 15-6 GOLD CUT-OFF GRADES, BIG HILL

Surface cut-off grade is used for determination of ore and waste based predominately on process, administration, Royalty and differential mining cost to allow for haulage to the ROM.

15.3.5	DEPLETION AND RESULTS

The Mineral Reserves reported above are largely the result of work undertaken in January 2016 and reported by Newmarket Gold under Canadian reporting requirements in accordance with NI 43-101. The evaluation models have been depleted for material mined up to January 1st 2016.

15.4	MINERAL RESERVE ESTIMATE SURFACE STOCKPILES

The Mineral Reserve estimate for Stawell surface Low Grade Stockpiles is listed in Table 15-4.

Classification	Tonnes (Kt)	Gold Grade g/t	Ounces Gold (Koz)
Proven	-	-	-
Probable	423	0.43	6
Total Mining Reserve	423	0.43	6

TABLE 15-4 MINERAL RESERVE CLASSIFICATION FOR LOW GRADE STOCKPILES– EFFECTIVE DECEMBER 31, 2015

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Surface Mineral Reserves were estimated using the following economic parameters:

a.	Gold price of A$1,450/oz

b.	Above 0.35 g/t Au cut-off

3.

Surface Low Grade Mineral Reserve estimates were prepared by Stawell Gold Mines personal under the guidance of Wayne Chapman, Technical Manager Stawell Gold Mines. Mr Chapman is a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 11 years of relevant mining engineering experience and is the Qualified Person for Reserves under NI 43-101.

4.	Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

The Mineral Reserve cut off grade calculations for Stawell surface Low Grade Stockpiles is listed in Table 15-7.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

	Mining Cost	Milling Cost	Recovery	Gold Price		Cut-off
	($/T)	($/T)	(%)	($/Oz)	($/gm)	(g/t Au)
2016 Budget	$2.70	$9.90	90	$1,450.00	$46.62	0.35

TABLE 15-7 LOW GRADESTOCKPILE CUT OFF CALCULATION

Processing of the Mt Micke Low grade stockpile has returned 90%.

There are no known situations where the Mineral Reserve estimate outlined above could be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing or political or other relevant factors. There is, however, some risk with any gold Mineral Reserve estimates where the gold price may affect the overall economic viability of a Mineral Reserve.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

16	MINING METHODS

16.1	INTRODUCTION

Newmarket Gold’s Australian operations are currently mining the Stawell Gold Mines as an underground mine and intend to continue mining the upper levels down to the 1065mRL. The Stawell Gold Mines workings are accessed via a haulage decline commencing from a surface portal. Current mining activity is centered on the Magdala Lode utilizing long-hole open stoping. Modern mining has extended down to -1650m RL into the Golden Gift Lodes; however, in January 2013 Stawell Gold Mines made a decision not to continue mining at depth and now all exploration and mining efforts are focused above the -1065mRL.

Surface mining operations are planned around a conventional excavator and truck operation with light blasting activity only required in the very lower portion of the excavation. Additional controls are planned for air quality and amenity considerations around hours of operation, benching configuration, dust suppression and equipment specifications.

16.2	MINE DESIGN UNDERGROUND

16.2.1	MINING METHOD DESCRIPTION

The underground mining activity occurs in the Magdala Mine which is accessed by a decline from a portal located adjacent to the mill. The mine access development and services are located mainly within basalt. Ground conditions are good and there is no history of major seismic activity in the current mining areas. Development follows the Magdala Lode system down plunge. At the 290RL the Federal Albion decline splits off the main and between the 470RL and 786RL the decline splits into the north and the south decline to enable further access to the Magdala System. To facilitate ore access, extraction levels are developed at approximately 20m to 25m vertical intervals. The accessible mining areas currently extend over approximately 2.5km of strike to more than 1,000m below surface, measured from the top of Big Hill.

The underground mining method used in the Magdala Mine was bench stoping with cemented rock fill pillars in primary stopes, and rock filled secondary stopes. The mining method used in the narrow Magdala ore zones is retreat open stoping with either Cement Rock Fill (CRF) if full extraction, or combinations of CRF and rock fill or all rock fill stope with pillars. In the Magdala orebody, stope sizes typically range from 2,000 to 10,000 tonnes. Stope ore is recovered using loaders under direct or remote control of an operator, with haulage by 60 tonne trucks.

The access decline is used as an intake airway. Exhaust air is drawn through the workings by a series of ventilation rises and drives by the primary ventilation fan installation located at the northern end of the mine. The mine is relatively dry. Water pumped from the upper portion of the workings is recycled for use in the mine or the treatment process.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Since the economic completion of the Golden Gift orebodies in 2013, mining has occurred in lower grade remaining Mineral Resource areas above 1065mRL. This program commenced as remnant mining programs in known low grade and previous pillar areas. Since commencement of these programs in 2013 there has been an increasing contribution from the current planned reserves located in localized mineralized zones along the margins of the orebody or from low grade previously identified potential Mineral Resource areas. Over 50% of the mine plan is from areas of unclassified or short turn around zones of the orebody that are defined and mined within an annual reporting period.

The mining method used in the planned Mineral Reserves is retreat open stoping with either CRF if full extraction required or rock fill or open stopes with pillars. Stope panels in the Mineral Reserve and unclassified material programs typically range from 2,000 to 10,000 tonnes extracted from level intervals at approximately 20 to 25m vertical intervals.

Mine production over 2015 has produced around 500kt from underground low grade Mineral Resource, and remnant programs with a further 400kt low grade stockpile oxide feed to supplement programs for a total mined ounce profile of around 38-39k ounces. This production profile is expected to continue through 2016. Evaluation for identification of areas of remnant mining potential similar to those conducted from 2013 onwards remains ongoing through 2016. This is expected to produce additional material to be included in the 2016 mine plan with additional feed to maintain underground operations into 2017 and beyond.

Drill programs into areas of remaining lower grade Mineral Resource potential above the current Federal Albion South (FAS) and along the Upper South Fault 2 (USF2) areas could have the potential to extend underground mine life activities based on previous conversion rates of Mineral Resource target areas.

Underground mining is conducted in nominal 5m by 5m development using a conventional fleet including jumbos, production drills, ancillary equipment and loaders and trucks in the 20t and 60t ranges respectively. Current mining is undertaken as owner miner with most activity conducted in previously accessed areas.

Mining plans access around 450m per month with around 65% of this being new development and the remainder light rehabilitation of previous access areas.

16.2.2	UNDERGROUND MINING EQUIPMENT

All equipment required for the current planned underground mining at Stawell Gold Mines is currently onsite and utilized, with this equipment being either fully owned or in the case of two load haul dump and one production drill rig being hire option to purchase arrangements.

Table 16-1 below lists the current underground mining fleet.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Equipment	Quantity
Development Jumbo	2
Production Drill	1
Load Haul Dump	4
60t Haulage Truck	4
Service/Charge unit	3

TABLE 16-1 UNDERGROUND MINING MAJOR MOBILE EQUIPMENT– EFFECTIVE DECEMBER 31, 2015

16.3	MINE DESIGN SURFACE MINING

16.3.1	MINING METHOD DESCRIPTION

Surface mining activities are planned as an adaptation of conventional open cut mining where benching techniques of predominately rip and dig or free dig mining has been proposed. In order to provide best practice mitigation measures for air quality and amenity, the majority of operational activity will occur as low as practicable in the pit to enable upper benches to provide an element of shielding, see Figure 16-1 below. In order to further preserve amenity operating hours are daylight hours only Monday to Friday.

FIGURE 16-1 BIG HILL SURFACE MINING METHOD SCHEMATIC

It is expected that much of the Big Hill surface Mineral Reserve will be excavated without blasting as the majority of surface drill holes rank in the “Easy Digging” to “Easy Ripping” categories of the Pettifer and Fookes Excavatability Assessment. Some areas at depth reach the “Extremely Hard Ripping” category but these are the minority and light blasting is planned to be applied to these areas.

Surface mining plans commence with the excavation of the North Pit and a two stage cutback approach to mining of the South Pit with waste material from the South Pit being used to reconstruct the North Pit. Surface mining fleets at peak operation are to consist of five 90t trucks, a 120t excavator and a 190t excavator.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

16.3.2	SURFACE MINING SCHEDULE

Mining schedules for the extraction of the North and South Pits at Big Hill are based around levels of extraction to ensure that suitable environmental conditions can be met at any point in time. Extensive air quality and noise modelling of project parameters have provided a schedule quantity that can be operated within suitable parameters. This schedule is presented below in Figure 16-2.

FIGURE 16-2 BIG HILL SURFACE MINING SCHEDULE

16.3.3	SURFACE MINING EQUIPMENT

Mining equipment requirements for extraction of the North and South Pits at Big Hill are based on first principle productivities using excavator specifications and benchmarks from existing operations, Table 16-2.

Excavator Productivity	Unit	Value	Value
Excavator Type		EX1200	EX1900-6-BH
Truck Type		Cat_777F	Cat_777F
Digger Configuration		Backhoe	Backhoe
Material Detail
Dry Density	t/BCM	2.1	2.1
Moisture Content	%	2%	2%
Swell Factor	%	15%	15%
Wet Density Loose	t/m^3	1.86	1.86
Wet Bank Density	t/m^3	2.14	2.14
Shovel Details
Bucket Heaped Cap.	m^3	6.7	9.6

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Excavator Productivity	Unit	Value	Value
Fill Factor	%	85%	85%
Bucket Cap. Volume	BCM	5.0	7.1
Bucket Cap. Weight	t	14.7	19.2
Bucket Cap. Weight	BCM	6.9	9.0
Bucket Cap. Adopted	BCM	5.0	7.1
Truck Details
Tray Capacity	m^3	60.2	60.2
Truck Fill Factor	%	95%	95%
Volume Limit	BCM	49.7	49.7
Rated Payload	t	90.7	90.7
Assumed Overload	%	0	0
Adjusted Payload	t	90.7	90.7
Weight Limit	BCM	42	42
Adopted Capacity	BCM	42	42
Min. Bucket Fill	%	25%	25%
Calculated Passes Per load		9	6
Calculated Passes Per load	(rounded)	9	6
Actual Truck Load	BCM	42	42
Actual Truck Load	t	90.7	90.7
Dump Time	min	1.2	1.2
Excavator Productivity
Cycle Time	sec	25	25
Efficiency Factor	%	100%	100%
1st Pass	sec	9	9
Truck Exchange	sec	38	38
Loading Time	min	4.12	2.87
Max. Productivity	BCM/OH	617	886
Effective Utilisation of operating hours	%	73%	76%
Productivity	BCM/OH	450	670
Productivity	t/OH	945	1,407

TABLE 16-2 PRODUCTIVITY ESTIMATES

The productivity estimates for each excavator is matched against the mining schedule to determine the required number of excavators. Figure 16-3 below illustrates the total excavator capacity for an EX1900 and EX1200 versus the mining schedule.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 16-3 EXCAVATOR REQUIREMENTS BIG HILL

Haulage of ore and waste were modelled in TALPAC software to determine travel time and fuel consumption. Travel time and fuel consumptions were calculated for all haulage routes from each bench to the ROM or waste dump.

In addition, travel times were used to determine the productivity of each truck and thus truck requirements were matched to the mining schedule. Figure 16-4 below illustrates the haul truck requirements.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 16-4 HAUL TRUCK REQUIREMENTS BIG HILL

Ancillary equipment requirements for the project are based upon best environmental management practices and include additional bulldozers to reduce drill and blast requirements as well as additional water cart capacity.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

17	RECOVERY METHODS

17.1	MINERAL PROCESSING

The gold processing facilities utilized at SGM comprise a standard Carbon-In-Leach (CIL) gold recovery circuit following crushing and grinding and sulphide flotation. The treatment plant consists of five unit processes Figure 17-1. These are:

•	size reduction (crushing and milling)
•	gravity gold recovery
•	flotation/ultra-fine grinding
•	leach-adsorption, and
•	gold recovery

Geographically the plant can be split up into five main areas. These are:

•	the primary crushing circuit
•	the milling circuit
•	the flotation/ultra- fine grinding circuit
•	the leach-adsorption circuit, and
•	the elution/electrowinning circuit

A current processing flow sheet is shown in Table 17-1. A history of tonnage and grade throughput for the processing facilities is shown in Section 6 of this report.

Coarse gold (up to 30% of the gold in mill feed) is recovered from the milling circuit in self-cleaning centrifugal gravity concentrators. Approximately 75% of the ore requires further liberation of the gold from sulphides and this is achieved in a two stage flotation circuit where gold bearing sulphides (pyrite, arsenopyrite and some pyrrhotite) are concentrated. The sulphide is ground to approximately 0.01 millimeters in an ultra-fine grinding mill to liberate enclosed gold (up to 20% of the gold in mill feed). The ground sulphides and flotation tail are recombined and sent to the CIL circuit.

Stawell ore exhibits various degrees of preg-robbing of gold. Preg-robbing occurs when naturally occurring carbon species (graphite) in the ore rob gold from the pregnant liquor in the leach circuit, thus reducing the gold recovery. To combat this, kerosene is added to foul the naturally occurring carbon before it enters the leach circuit and a simple preg-rob index developed at SGM indicates the rate of addition needed for the kerosene to be most effective.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

SGM Treatment Plant Flowsheet

CRUSHING
Run-of-Mine Ore
Grizzly
Jaw Crusher
1100 Tonne Coarse Ore Bin
Double Deck Vibrating Screen
Cone Crushers
MILLING & FLOTATION
10" Cyclones
Trash Screen
Knelson
Falcon
Conc
Ball Mill
Agitair Scavenger
Conc
TC20#1
TC20#2
Rougher Cells
Cleaner Float Cells
5" Cyclones
Stirred Mill
Conc
Concentrate Thickener
LEACHING & GOLD RECOVERY
Loaded Carbon Screen
CIL Tanks
Organic Adsorption Tanks
CIL Tanks
CIL Tanks
Carbon Security Screen
Elution Column
Electrowinning Cell
Gold Room
Elution Tank
Gold Bar
Intensive Leach Vessel
Regeneration Kiln
Regenerated Carbon
To Tailings Dam

FIGURE 17-1 SGM TREATMENT PLANT FLOW SHEET

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

An ongoing program of metallurgical test work is conducted at SGM. The program utilizes diamond drill core to determine the expected plant recovery for all ore blocks at a stope scale within the immediate and long term mine plan. Samples of the ore and estimated dilution are tested to determine the expected preg-rob index and expected gold recovery through the SGM processing circuit. The results of the test work program provide an expected plant recovery on a campaign basis. Metallurgists are able to plot the actual versus predicted plant recoveries using the test work results so as to show the relationship between actual plant recovery and expected plant recoveries for all float ore treated project to date. This validates the robustness of the metallurgical test work programs utilized by SGM and as such the robustness of the forecast metallurgical assumptions used in developing project schedules and financial forecasts.

Infrastructure and systems to meet all current and projected energy, process water and consumable requirements are in place and operating with no expected impairments over the course of the expected mining.

Total gold recovered in the reporting period is given in Table 17-1.

YEAR	PERIOD	Average. REC %	Recovered. OUNCES
2015	JAN - DEC	80.78	36,321

TABLE 17-1 STAWELL GOLD MINES TOTAL GOLD RECOVERED JANUARY 2015 TO DECEMBER 2015

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

18	PROJECT INFRASTRUCTURE

The Stawell Gold Mines has been operating for over thirty years and therefore has all major infrastructures in place.

Milling infrastructure is related to the Stawell Gold Mines processing facility, which is outlined above in Sections 5 and 17.

18.1	SURFACE INFRASTRUCTURE

Stawell Gold Mines facilities are extensive and representative of a modern gold mining operation (see Figure 18-1). The main site location comprises:

•	Office and administration complex
•	Store and storage facilities
•	Heavy underground equipment workshop and light vehicle workshop
•	Surface run of mine stockpiles
•	Gold processing plant and associated facilities
•	On site assay and metallurgical test work laboratory
•	Four freshwater storage dams to store rainfall run-off and mine dewatering which is used in the plant or around the mine site.
•	Power for the plant is fed from a main transformer located adjacent to the administration complex.
•	A batch plant for preparing shotcrete for underground support
•	Core farm and core processing facility

Surface facilities include the gold processing plant, offices, core shed, laboratory and workshops. Larger infrastructure onsite includes tailings dams covering 96 ha and receiving all tailings from the processing plant. Four freshwater dams occur throughout the mine lease.

Main haul road facilities are yet to be constructed for surface mining activities.

18.2	TAILINGS AND STORAGE FACILITIES

Since operations began in 1984, three tailings dams have been constructed and operated, two of which have since been decommissioned:

•	Reserve Tailings Dam. This has been decommissioned and rehabilitated to a clay target shooting complex.
•	No 1 Tailings Dam. This has been decommissioned and partially rehabilitated.
•	No 2 Tailings Dam remains in operational.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

All dams were constructed as earthen embankments with upstream sub-aerial deposition and are subject to annual integrity and operational review by an independent industry expert. No. 2 Tails Dam or TSF2 currently has an approved Work Plan Variation enabling the completion of a wall lift to 253RL (the current wall level is 250RL). Review of remaining underground and Mt Micke oxide stockpile stocks by the dam designer (as per the above independent industry expert) has shown that to treat the mineralization expected from the Big Hill pits, a lift to 252RL will be required.

18.3	WASTE DUMPS

No active surface waste dumps are in use, with all waste material from underground operations being used for filling requirements. Previous surface waste dumps are being processed as low grade oxide stocks.

Surface mining requires the construction of a temporary waste rock storage facility. This would be located partly over the existing Davis waste dump area and extend over private land towards Landsborough Road. This dump will be in operation from commencement of mining in the North Pit until reconstruction of the South Pit is complete after approximately 5-6 years.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 18-1 PLAN SHOWING THE LOCATION OF MIN 5260, STAWELL GOLD MINES OPERATIONAL INFRASTRUCTURE

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

18.4	UNDERGROUND MINE INFRASTRUCTURE

Underground infrastructure within the Magdala Mine is extensive and includes a 5.5m x 5.5m access decline extending from surface to around 1600mRL as at the end of December 2015. The gradient of the decline is 1:8 down to 468mRL then changes to 1:7 to 1600mRL. A number of historic surface shafts and the main decline supply fresh air to the mine. The exhaust system comprises two parallel 500kW Korfmann AL22-2500 Primary fans exhausting through the Darlington shaft, which is the only exhaust.

Mine dewatering systems had been de-commissioned with the lower portion of the mine allowed to flood. Estimations are at around 50 years for the ground water levels to return to pre-mining levels. During 2015 mine pumping systems are being re-commissioned progressively to the 806mRL.

An underground workshop and underground crib room is available at the 800mRL level within the mine.

In addition to the fixed plant, Stawell Gold Mines owns, operates and maintains all mobile mining equipment including jumbo development drills, production drills, loaders, trucks, and ancillary equipment required to undertake mining operations.

18.5	POWER

Stawell Gold Mines purchases power under contract from Origin Energy Australia.

Supply from the National Electricity Grid to Stawell Gold Mines is via high voltage installations in two locations;

•	Moonlight Substation (10 Mega Watts feed) which supplies the Magdala Underground operation, and
•	Reefs Road (7 Mega Watts feed) that supplies the gold processing plant, administration, workshop facilities and parts of the upper levels of the Magdala mine.

Power to underground from the Moonlight substation is supplied through a 990m steel cased borehole, 400m borehole and that from the Reefs Road substation via the Magdala decline.

The total facilities for electrical power input distribution to site is 5,833,600 kwh/month

The main underground demands are outlined below,

1.	Primary ventilation fan sizes are
•	482L 1000kw
2.	Compressor sizes are
•	1300 cfm x 4(250kw x 2 units)
•	1000 cfm x 2(132kw x 1 unit underground)
•	650 cfm x 3(110kw x 3 units)

The total volume of ventilation supplied to the mine is 180m3/sec.

The current power availability is sufficient to meet the needs of the current life of mine operating plan.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

18.6	WATER

Water supply is from harvested rainfall runoff, mine dewatering, recycling of process water from the tailings facility, and by way of a 1ML/day raw water right entitlement and urban customer access to potable supply from GWMWater. This water is sourced from the nearby Grampians Mountains. The capacity of the site water storages is approximately 690ML.

The GWMWater water is supplied as raw or potable and is preferentially used, when required in the processing operations as it improves gold recovery.

18.7	EXISTING PUBLIC INFRASTRUCTURE

For the mining operations to commence there is a number of items of public and private infrastructure to be replicated elsewhere and then removed or decommissioned from the project area.

These items include:

•	Fire watch tower
•	Town water supply system
•	Optic fiber route across the North Pit
•	Power reticulation for communications and fire watch facility
•	Pioneer Memorial Rotunda and access roads
•	Arboretum gates and various other monuments from 1930’s through to 1975

Feasibility level studies have been conducted on the replication, removal and re-establishment of the above items with costing included in the Capital assessment of the project.

•	Fire-watch tower - Replacement facilities will be constructed adjacent to the existing facility with necessary access off Scenic Road. Detailed design is to be progressed.

•

Town water supply system - As a risk mitigation strategy the current Stawell gravity feed treated water supply system will be decommissioned, with a pressure pumping system to be installed on the regional water authority managed crown land. This system will involve the installation of 600m of mains delivery system; construction of 10 Meg L treated water storage capacity and pumping capability for the service of both high and low elevation town water feed. Detailed design and site investigation is to be progressed.

•

Optic fiber – As short length of an optic fiber data and communications cable is routed across the North Pit mining area. This is to be re-routed around the pit operation area to the existing communications tower.

•	Power reticulation - Power reticulation will need to be re- routed to the communications and firwatch facilities.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

•

Memorial Rotunda and access road - A memorial rotunda currently serviced by three roads is situated close to the crest of Big Hill, this will be deconstructed and stored for the duration of mining of the North Pit. This facility with one access road and car parking area is to be re-established following reconstruction of the Big Hill land form.

•

Other Monuments - Provision has been made for the deconstruction and reconstruction of a number of monuments spanning a range of structures, ages and construction methodology. These structures range from stone fascia entrance gates, memorial, stone construction memorial seating and a medium solid stone monument.

FIGURE 18-2 PLAN SHOWING THE EXISTING AND REPLACEMENT WATER SUPPLY SYSTEM

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

19	MARKET STUDIES AND CONTRACTS

19.1	MARKETS

Gold doré produced by Newmarket Gold is currently shipped to the Perth Mint for smelting. On notification of produced amounts of gold dore, Newmarket Gold notifies Auramet Trading LLC (Auramet) of the upcoming gold shipment and deals for future delivery of gold to the mint. During this process a given number of ounces will be included in the sale amount for delivery directly after smelting has occurred. Generally, a period of one week is required for this process to occur.

Auramet is a New Jersey based company, which specializes in the sale of both base metals such as copper, nickel and zinc and precious metals such as gold, silver, platinum and palladium.

During the smelting process the mint can extract other minerals. The main other economic mineral that is recovered is silver, which is sold to Perth Mint.

19.2	GOLD PRICE

To determine the Australian denominated gold price to use in the Mineral Resource and Mineral Reserve calculations, reference was made to publicly available price forecasts by industry analysts for both the gold price in US dollar terms and the AU$/US$ foreign exchange rate.

This exercise was completed in December 2015, and yielded the following average gold forecast prices and corresponding average forecast US$:A$ FX rates.

For Mineral Reserve purposes, a US$1,100/oz gold price was used and an FX rate of $0.76 for an approximate Australian dollar gold price of A$1,450 per ounce.

For Mineral Resource purposes, a US$1,125/oz gold price was used and an FX rate of $0.75 for an approximate Australian dollar gold price of A$1,500 per ounce.

The average US$ gold price per ounce for the last three years was as follows:

2013	-	US$1,411
2014	-	US$1,266
2015	-	US$1,160

The Qualified Persons are not aware of any agreements that are not within market parameters.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Stawell Gold Mines is committed to maintaining effective management systems with respect to environmental matters on site. At Stawell Gold Mines, site management monitors and regularly reviews the environmental and social impacts of the operations, such as water quality, air quality, blast vibration, noise and community attitudes. Site environmental performance results are shared with regulatory authorities and local communities quarterly through the Environmental Review Committee (ERC) meeting. Stawell Gold Mines promotes responsible environmental behavior among all employees and contractors. Operations are managed in accordance with the Stawell Gold Mines Environmental Management Plan (EMP) which assesses Stawell Gold Mines’ environmental risks and provides the standards, procedures, and guidelines required to mitigate and manage any risks.

20.1	ENVIRONMENTAL RESEARCH

As a practice, Stawell Gold Mines personnel conducts research in all environmental fields of Stawell Gold Mines to better understand any potential impacts and ensure best practices for closure and remediation. Environmental research is done by Stawell Gold Mines staff, consultants or though university partnerships. The main areas of research are in tailings storage facility management both during operations and post closure, noise of operations, rehabilitation of vegetation and air quality of operations.

Stawell Gold Mines has three tailings storage facilities (TSF) with one operational (TSF2) and two rehabilitated (TSF1 and the reserve tailings dam) to a planned end use. In 2009, Stawell Gold Mines engaged O’Kane Consultants, a world leader capping design consultant, to design a store and release cap for the long term stability of the tailing storage facilities. This design has been installed on the two rehabilitated TSF’s. Ongoing research by O’Kane Consultants in monitoring capping design methodology occurs and is reported on annually.

Stawell Gold Mines has had a long partnership with the University of Melbourne and Curtin University to undertake research and trials on remediation and rehabilitation. The University of Melbourne has led studies in both restoration ecology of TSF’s and waste rock stockpiles and bioremediation of groundwater. The results of the restoration ecology trials has found that the local native vegetation can survive and flourish in the proposed capping design and there are no impacts on the vegetation or subsequent food chain from the vegetation roots entering tailings. The results of the bioremediation work has isolated a naturally forming local bacteria that degrades thiocyanate (SCN) and have been undertaking laboratory trials with the intention of field trials in 2016. The work undertaken by Curtin University has investigated the acid generating potential of the waste rock and tailings and determined that Stawell Gold Mines tailings were non-acid forming due to a high degree of buffering minerals available.

Stawell Gold Mines has detected SCN in some monitoring bores immediate to TSF2. The groundwater in several areas is also elevated due to hydraulic pressure from TSF2. Stawell Gold Mines has undertaken multiple studies of the area and the impacts from the seepage (Coffey (2008), LanePiper (2008), Rockwater (2010), NQ Groundwater and Environment (2011), NQ Groundwater and Environment (2012), Cardno LanePiper (2014)). An environmental audit of groundwater (Cardno LanePiper, 2014) was completed for the tailings storage facilities at the direction of the Environment Protection Authority Victoria (EPAV) in 2014. The conclusions to the audit environmental risk assessment based on the source-path-receptor (Conceptual Site Model) and rehabilitation proposed for TSF2 indicated that the risk to the beneficial use of stock watering to be “moderate”, given the unlikely use based on groundwater salinity although it is possible due to the presence of an extraction bore (775m north-east) in the vicinity. The risk to primary contact recreation and buildings and structures to be “low” and “no risk” to the maintenance of aquatic ecosystems and industrial water use. The closest water receptor to the TSF is Concongella Creek and the audit (Cardno LanePiper, 2014) stated that under present operating conditions seepage would take between 150 to 240 years to reach the distance required (1.3km) .

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

A remediation feasibility study was undertaken in 2015 by URS Australia in compliance with a notice from EPAV. The study concluded that hydraulic containment (pump and treat) would be the best option for remediation of SCN detected in groundwater immediate to TSF2. Stawell Gold Mines is currently working with EPAV under a notice to develop and implement a clean-up plan in 2016.

In a review conducted by NQ Groundwater and Environment in 2012 during the installation of five new seepage interception bores it has been indicated that due to very high clay content and high weathering rates it was demonstrated that seepage mitigation from TSF2 is very slow ranging from 0.0016m/day to 0.067m/day. Increasing distance, dilution and absorption of cyanide to geological materials down gradient will slow migration. During mining operations, to manage elevated water levels and seepage from TSF2, rock filled cut-off seepage trenches have been installed in several locations around the dam. Extraction bores have been installed in areas of seepage and groundwater rise to mitigate any impacts in accordance with the regulatory approved site groundwater management plan.

It is expected that with capping and closure of TSF 2, the tailings will progressively dewater resulting in groundwater levels slowly re-establishing to near pre-TSF levels. This is supported by the modelling works undertaken by O’Kane Consultants (O’Kane 2010). Therefore the need for active groundwater level management is anticipated to decline once the operation of TSF2 and closure is complete.

Research on the noise of operations has been undertaken with modelling of the site operations including milling and haulage against the mining license requirements due to the proximity of the mine site against the town. Results of the investigations have found opportunities to further reduce noise from site with vehicle alterations and barriers around selective fixed plant. A temporary barrier has been installed in the mill area in front of the ball mill and been effective in a 12dB reduction at source.

Ambient air quality monitoring stations (AAQMS) were installed within the community in 2013 to take continuous results for PM10 and PM2.5 as well as one week per month for metals and respirable crystalline silica (RCS). Previous monitoring was undertaken for dust deposition only. This more detailed investigation was undertaken initially for the permitting of the Big Hill Enhanced Development program and has now been incorporated into the site monitoring program. All results (apart from some offsite bushfire influenced events) have been below statutory criteria.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

There are currently no new permit requirements for the underground operations that would require any change in operation or effect the current environmental management. The TSF is current permitted for another lift (1.7m) that will hold the waste of the known Mineral resources/reserves. The TSF is being actively managed for detected seepage and is being regulated to manage any associated risks.

20.2	MONITORING

Monitoring is undertaken on site for a range of environmental parameters as required by state and federal government regulations, the mining license and work plans. A report on monitoring data is presented to the ERC on a quarterly basis and an annual report is provided to the State regulators as a condition of the mining license. Table 20-1 lists environmental monitoring requirements for Stawell Gold Mines.

Component	Action	Frequency
Air Quality	Dust deposition at 9 locations surrounding site.	Monthly
	Real time PM10 and PM2.5 within immediate community at 2 locations.	Continuous
	RCS and metals within immediate community at 2 locations.	1 week per month
	Emissions from exhaust vents and kiln for odor and gases.	Biannual.
Blasting	Surface vibration at 4 locations within community above working areas.	Continuous
	Airblast at 4 locations within community above working areas.	Continuous
Noise	Noise monitoring at 4 closest sensitive receptors.	Annual
Flora	Flora surveys of rehabilitation sites.	Annual
	Weed surveys of site.	Quarterly
Fauna	Record of fauna spotted.	Daily
	Pest animal survey of site.	Annual
Heritage	Survey of new areas	As required
Air Emissions (including greenhouse gases).	Reporting through statutory reporting for the National Greenhouse and Energy reporting Scheme and National Pollutant Inventory.	Annual
Water	Groundwater and surface water monitoring.	Monthly, Quarterly and
	Monitoring for any changes from background.	Annually.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Component	Action	Frequency
Tailings Storage Facility	Monitoring of SWL, drainage flows, piezometers and deformation surveys.	Monthly and Annually.

TABLE 20-1 ENVIRONMENTAL MONITORING REQUIREMENTS FOR STAWELL GOLD MINES

Dust deposition monitoring stations are located at nine locations around the site. Two AAQMS are located within the immediate community and monitor ambient dust emissions in accordance with the EPA protocols for environmental management. Monitoring is undertaken in accordance with the Australian standard. Monitoring of the afterburner inlet and outlet of the mill kiln and the four ventilation stacks is undertaken on a biannual basis by an independent emissions consultant and analysis performed by a NATA certified laboratory for gaseous emissions and odor.

Noise control is an integral part of site design and a number of mitigation measures are in place to reduce the impact of noise on local residents. As described in the site mining license, the noise limits applicable for the Stawell Gold Mines operations were derived from procedures outlined in the EPA State Environment Protection Policy (Control of Noise from Commerce, Industry & Trade) No. N-1. Monitoring is undertaken annually by an independent consultant. All blast events are monitored for ground vibration using monitors located at sensitive sites. A portable vibration monitor can be utilized if the need arises. All results of the air blast and ground vibration monitoring are recorded and maintained by Stawell Gold Mines. Flora and fauna surveys are conducted yearly by consultants in rehabilitation areas and surrounding the TSF. The rehabilitation areas are surveyed to ensure progress is meeting the planned end land use and the flora surrounding the TSF is monitored to ensure there are no impacts on vegetation.

Monitoring of surface waters and groundwater on site and off site is undertaken to ensure compliance with the State Environmental Planning Policies (SEPP, Waters of Victoria), the SEPP (Groundwater), Work Plan conditions and the mining license conditions. Stawell Gold Mines monitors 83 groundwater monitoring bores installed around the site with them being most densely installed around the TSF’s. Also monitored are all surface water catchments including surrounding farm dams and creeks.

20.3	PERMITTING

Stawell Gold Mines underground operations are fully permitted with no outstanding permitting requirements for current Mineral Resources or Reserves.

In October 2014 the Big Hill Project EES was provided a recommendation from the Minister for Planning to the Minister for Energy and Resources that further considerations were required, predominately in the areas of air quality and public health. The Big Hill Project was modified to meet the concerns raised by the Minister for Planning and SGM has requested the Department of Economic Development, Job, Transport and Resources Victoria to review the changes and to provide the permitting pathway for the project to progress to a work plan.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

20.4	COMMUNITY ENGAGEMENT

Stawell Gold Mines is closely associated with the Township of Stawell (to the south and east of the mine) and is bordered by farming land to the north and east, and state forest to the west. Stawell Gold Mines has been operating in Stawell since 1981 and is an integral part of the town. The mine is a large contributor to the regional economy and therefore has many stakeholders connected directly or indirectly to the operation. The expectation by the local community is that the Newmarket Gold Inc. will continue to operate in accordance with its license conditions and modern community standards and the local community expects and appreciates being informed of changes to the operations.

Stawell Gold Mines has taken a proactive approach to community relations and has endeavored to keep the community up to date with all changes occurring at the mine site and within their community. Community attitudes and expectations have been identified through a range of techniques including:

•	One on one discussions
•	Community surveys
•	Information sessions
•	Community meetings
•	Environmental Review Committee
•	Annual Open Day

20.5	REHABILITATION AND CLOSURE

Stawell Gold Mines is regulated through the Mineral Resources (Sustainable Development) Act 1990 (MRSDA). It is a requirement of the MRSDA to have a rehabilitation plan and a rehabilitation bond held by the State government. Stawell Gold Mines is required to regularly review their closure plan and rehabilitation bond with the state regulators. Closure costs are derived using a combination of consultants, contractors and the regulator rehabilitation bond calculator. The current bond held by the state for rehabilitation is $4.803 million ($0.9 million for demolition and removal of surface infrastructure has been deferred from the bond by the state after an asset valuation for second hand and scrap of the existing infrastructure was shown to be greater than the demolition cost). The bond amount covers the decommissioning and rehabilitation of the surface and underground facilities including;

•	Demolition and removal of all surface infrastructure (plant, buildings, roads, services)
•	Capping and rehabilitation of tailings storage facilities to native bush (carting and spreading growth material and topsoil, structural works, surface contouring, drainage, seed and seedlings)
•	Rehabilitation of open pits (stabilization of pit walls, bunds/fencing, re-vegetation and signage)
•	Rehabilitation of underground workings (sealing of any underground accesses and ventilation shafts)
•	Rehabilitation of stockpiles/waste dumps (shaping, spreading, contouring and re-vegetation)
•	Decommissioning and Post closure costs (To cover the on-going assessment, monitoring and management of the site)
•	Contingency (Imposed by the regulator for unforeseen costs)

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

The Stawell Gold Mines is a reasonably small compact site and there are very few opportunities to conduct progressive rehabilitation whilst it is in operation. Two closed TSF’s have been filled in and rehabilitated over the life of the mine along with other small areas around site.

The Reserve Tailings Dam has been rehabilitated into the home of the Stawell Clay Target Complex. In 2000 Stawell Gold Mines established a Tailings Experimental Research Facility (TERF) on TSF1 as a field trial to investigate different closure mechanisms for the tailings dams. The University of Melbourne, Curtin University and O’Kane Consultants have undertaken extensive research on this TERF to determine the performance of the cover design system on a number of aspects including:

•	Acid Mine Drainage
•	Ecotoxicology
•	Soil stabilization
•	Arsenic uptake,
•	Net percolation and water balance, and
•	Phyto-stabilization using trees.

The results of these trials have been used to finalize rehabilitation and create an end land use available to community activities.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

21	CAPITAL AND OPERATING COSTS

21.1	UNDERGROUND COSTS

Underground costs detailed in this section have been derived from the 2016 Stawell Gold Mines budget and include current costs for underground mining and processing.

21.1.1	CAPITAL COSTS

The capital costs for Stawell Gold Mines in 2016 are presented below in Table 21-1 SGM 2016 CAPITAL COST SUMMARY. These costs are based upon budgeted works planned to be undertaken through the course of 2016.

Underground capital development planned is access development to the Federal Albion South Mineral Reserve area.

2016 Capital Costs	$,000’s Cost
Mobile Plant and Equipment	200
Mobile Plant and Equipment Under Finance	0
Processing Plant	1,016
Surface Infrastructure	345
UG Infrastructure	0
Land and Buildings	0
Underground Development	1,380
Total	2,941

TABLE 21-1 SGM 2016 CAPITAL COST SUMMARY

The capital costs for Stawell Gold Mines beyond 2016 budget period are expected to be similar to current values.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

21.1.2	OPERATING COSTS

Operating costs for Stawell Gold Mines in 2016 are presented below inTable 21-2. These costs are based upon the budgeted quantity of works planned to be undertaken through the course of 2016.

Underground mining costs are inclusive of all development, production, haulage and associated power and running costs excluding Capital Development allowance in Table 21-1, above.

Geology costs include all underground geological programs including diamond drilling programs to further evaluate or convert target areas on the western flank of the Magdala basalt.

Surface trucking costs include all activities for haulage of LG Surface stockpile Mineral Reserves for processing.

2016 Operating Costs	$,000’s Cost
UG Mining	22,582
Geology	1,503
Surface Trucking	1,281
Processing	17,207
Administration	4,948
Total	48,072

TABLE 21-2 SGM 2016 OPERATING COST SUMMARY

Underground mining operating costs are indicated to remain similar for future years.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

21.2	SURFACE COSTS

Surface mining costs are based on a Project Feasibility Study for the Big Hill Enhanced Development Project prepared by Dean Basile, MAusIMM (CP) and Stuart Hutchin, MAIG, MAusIMM dated June 2014 (the Big Hill Technical Report).

Operating and capital cost estimates were developed by Mining One in conjunction with Newmarket Gold for the Big Hill project. The operating costs used in the feasibility study were based on a contractor tendered mining rates. A shadow bid cost estimate using first principles was carried out to verify the tender rates used are reasonable for a project of this nature and size. Capital cost estimates include initial and sustaining expenditures and have been estimated and obtained from a variety of sources. They are detailed in the following sections.

21.2.1	CAPITAL COSTS

Overall project capital requirements are assumed to be similar for both Contractor and Owner mining cost models. Owner mining cost models assume that equipment is either fully leased or on a dry/maintained hire agreement.

Capital costs estimates are based on both onsite set up requirements for the surface mining activities, environmental monitoring programs and removal and re-establishment of infrastructure items as per section 18.7.

Capital Cost Estimate Big Hill	$,000’s Cost
Permitting
Project Site Set Up	2,704
Environmental	7,229
Public Infrastructure	898
GWM Infrastructure	2,798
Communications	773
Mining Set Up	1,639
Mining Equipment	1,380
Operation Fixed Capital	187
Total	17,608

TABLE 21-3 CAPITAL COST ESTIMATE BIG HILL

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 21-1 BIG HILL CAPITAL EXPENDITURE

Capital cost estimates were reviewed during 2015 are in line with modified project considerations.

21.2.2	OPERATING COSTS

Operating costs for the Big Hill project were reviewed during 2015 with modified project schedules and material movements.

Operating cost estimates for the Big Hill project are based upon owner mining costs models with equipment leased for the duration of the project.

Operating Costs Estimate Big Hill	$,000’s Cost
Surface Mining	1.24
Geology	0.11
Surface Trucking	0.39
Fixed & Labour	2.02
Lease & Hire	1.24
Total	4.99

TABLE 21-4 OPERATING COST ESTIMATE BIG HILL

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Operating cost estimates for the Big Hill project showing proportionment of cost drivers below in Figure 21-2.

FIGURE 21-2 OPERATING COST BREAK DOWN

Mining cost estimates are driven by productivity analysis on the mining schedule to determine cycle times and associated equipment and related labor requirements.

21.2.2.1	LOAD AND HAUL OPERATING COSTS

Load and haulage cost estimates are based upon surface mining schedules as per Section 16.3.2. First principle productivities are calculated using excavator specifications and benchmarks from existing operations.

Table 21-5 outlines the productivity estimates for the load and haulage fleet proposed for the operation.

Excavator Productivity	Unit	Value	Value
Excavator Type		EX1200	EX1900-6-BH
Truck Type		Cat_777F	Cat_777F
Digger Configuration		Backhoe	Backhoe
Material Detail
Dry Density	t/BCM	2.1	2.1
Moisture Content	%	2%	2%
Swell Factor	%	15%	15%
Wet Density Loose	t/m^3	1.86	1.86
Wet Bank Density	t/m^3	2.14	2.14
Shovel Details
Bucket Heaped Cap.	m^3	6.7	9.6
Fill Factor	%	85%	85%

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Excavator Productivity	Unit	Value	Value
Bucket Cap. Volume	BCM	5.0	7.1
Bucket Cap. Weight	t	14.7	19.2
Bucket Cap. Weight	BCM	6.9	9.0
Bucket Cap. Adopted	BCM	5.0	7.1
Truck Details
Tray Capacity	m^3	60.2	60.2
Truck Fill Factor	%	95%	95%
Volume Limit	BCM	49.7	49.7
Rated Payload	t	90.7	90.7
Assumed Overload	%	0	0
Adjusted Payload	t	90.7	90.7
Weight Limit	BCM	42	42
Adopted Capacity	BCM	42	42
Min. Bucket Fill	%	25%	25%
Calculated Passes Per load		9	6
Calculated Passes Per load	(rounded)	9	6
Actual Truck Load	BCM	42	42
Actual Truck Load	t	90.7	90.7
Dump Time	min	1.2	1.2
Excavator Productivity
Cycle Time	sec	25	25
Efficiency Factor	%	100%	100%
1st Pass	sec	9	9
Truck Exchange	sec	38	38
Loading Time	min	4.12	2.87
Max. Productivity	BCM/OH	617	886
Effective Utilisation of operating hours	%	73%	76%
Productivity	BCM/OH	450	670
Productivity	t/OH	945	1,407

TABLE 21-5 OPERATING PRODUCTIVITY ESTIMATE BIG HILL

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

The productivity estimates for each excavator is matched against the mining schedule to determine the required number of excavators. Figure 21-1 below illustrates the total excavator capacity for an EX1900 and EX1200 versus the mining schedule.

FIGURE 21-1 EXCAVATOR REQUIREMENTS BIG HILL

Overall excavator operating costs excluding operating labor for the project period equate to $5,313,000for a unit rate averaged across the project of $0.24/t mined and an additional $0.58/t of rehandle material for reconstruction purposes.

Haulage of ore and waste were modelled in TALPAC software to determine travel time and fuel consumption. Travel time and fuel consumptions were calculated for all haulage routes from each bench to the ROM or waste dump.

In addition, travel times were used to determine the productivity of each truck and thus truck requirements were matched to the mining schedule. Figure 21-2 below illustrates the haul truck requirements.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 21-2 HAUL TRUCK REQUIREMENTS BIG HILL

Overall haulage truck operating costs excluding operating labor for the project period equate to $11,881,000 for a unit rate averaged across the project of $0.39/t mined and an additional $1.64/t of rehandle material reconstruction purposes.

21.2.2.2	ANCILLARY EQUIPMENT OPERATING COSTS

Ancillary equipment was selected in order to adequately support mining operations. The type and quantity selected over and above what would be required at based on experience with operations of a similar size and nature. Additional ancillary equipment costs are incurred for the project mainly in the increased use of additional bulldozers for excavation, stockpile and re-establishment purposes. Additional water cart and dust suppression equipment and labor allowances have also been added to the ancillary equipment schedule. Ancillary equipment requirements equate to $9,955,000 over the life of the project or a unit rate of $0.79/t mined and an additional $0.47/t of rehandle material for reconstruction purposes.

21.2.2.3	DRILL AND BLAST OPERATING COSTS

Mining will predominantly be via rip and dig with minimal drill and blast activity scheduled. Due to the relatively small quantity of material expected to be drilled and fired, drill and blast operations will be carried out via a contractor as the quantity does not justify the capital cost.

Drill and blast contractor costs equate to $2,038,000 over the life of the project or $2.74/BCM for drill and blast zones.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

21.2.2.4	EQUIPMENT LEASING AND HIRE

For the project major items of mobile equipment would be leased with additional equipment hired on an as needs basis. Lease rate calculations have been based on the duration of the project at 10% interest terms.

Leasing, insurance and hire costs for the duration of the project equate to $19,147,000 or a unit rate of $1.24/t mined and an additional $1.46/t of rehandle material for reconstruction purposes.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

22	ECONOMIC ANALYSIS

22.1	UNDERGROUND ECONOMIC ANALYSIS

Section 22 for underground mining has been excluded on the basis that the property is currently in production and there are no plans for material expansion of current production, other than in connection with the Big Hill Project.

22.2	BIG HILL ECONOMIC ANALYSIS

Economic Analysis for the Big Hill Project are based upon Feasibility Cost Estimates compiled during 2014 with adjustment as necessary for Project modifications conducted to-date. Cashflow streams consist of Revenue, Capital Costs, Operating Costs and Taxes.

22.2.1	PRODUCTION AND REVENUE

Production and revenue estimates for the Big Hill Project are presented below in Table 22-1.

Description	Unit	Big Hill Project
Ore Production	Mt	2.73
Processing Recovery	%	90
Gold	koz	119
Revenue @ A$1,450/oz gold price	$M	172.9

TABLE 22-1 BIG HILL PRODUCTION AND REVENUE SUMMARY

22.2.2	OPERATING COSTS

Operating costs are comprised of Mining, Waste Rehandle, Processing, Royalties and Administration with further detail provided in Section 16.3.2 and Section 21.2.2. Overall operating costs for the Project are presented below in Table 22-2.

Description	Unit	Big Hill Project
Mining	$M	48.34
Waste Rehandle	$M	17.23
Processing and General Admin	$M	40.25
Royalties	$M	0.24

Technical Report
December 2015

Newmarket Gold
Stawell Gold Mines

Total Operating Costs	$M	106.06
Operating Cost per Ounce	$/oz	891

TABLE 22-2 BIG HILL OPERATING COST SUMMARY

The operating cost profile for the Big Hill surface operations is presented below on a quarterly basis in Figure 22-1.

Big Hill - Opex
$ 000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
-4 -3 -2 -1 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32
Quarter
Mining Opex
Rehandle Opex
Ore Processing Opex
Government Royalty

FIGURE 22-1 BIG HILL OPERATING EXPENDITURE PROFILE

22.2.3 CASHFLOWS

The overall project cashflow has been divided into four cash streams. All working Capital, stocks, and tax deductions are included in these four cash streams.

The four cash streams are summarized below;

- Revenue – Based on production with no delay from mining to processing to sales.
- Capital Costs – Capital costs grouped into nine major capital items as per Section 21.2.1.
- Operating Costs – Comprised of mining, waste rehandle, processing, administration and royalty costs.
- Taxes – Tax assessments use a broad method and are based on tax losses carried forward and a 30% company tax is assumed.

The four cash streams are combined to give an overall project cash flow as presented below in Table 22-3.

223

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Description	Unit	Big Hill Project
Pre-tax
Undiscounted CashFlow	$ 000	46,915
Discounted CashFlow @ 8%	$ 000	37,262
IRR	%	121.4%
Payback Period	quarter	6.38
Post-tax
Undiscounted CashFlow	$ 000	20,584
Discounted CashFlow @ 8%	$ 000	20,007
IRR	%	74.5%
Payback Period	quarter	7.35

TABLE 22-3 BIG HILL CASHFLOW MODEL OUTPUTS SUMMARY

The quarterly cashflow, cash streams and operating costs of the Big Hill Project are depicted in Figure 22-2 and Figure 22-3 respectively.

FIGURE 22-2 BIG HILL CASHFLOW PRE-TAX NPV

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

FIGURE 22-3 BIG HILL FOUR CASH STREAMS

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

23	ADJACENT PROPERTIES

There are no adjacent properties of significance to the Stawell Gold Mines.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

24	OTHER RELEVANT DATA AND INFORMATION

The Stawell Gold Mines underground mining plan is based upon mining of both classified Mineral Resource and the associated Mineral Reserve and also a proportion of material that is from “remaining unclassified Mineral Resource” areas. This material can contribute up to and over 50% of the mined ounces in a given period. The remaining “unclassified Mineral Resource” areas consist of lower grade portions of the mineralization that has been uneconomic to mine in previous years of operation and is often in areas of older data and lower geological confidence.

In June 2014, Crocodile Gold Corp. released the results of a Feasibility Study for the Big Hill Enhanced Development Project located adjacent to the Stawell Gold Mine. The Feasibility Study had been completed in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves referred to in the National Instrument 43-101.

Table 24-1 to Table 24-6 summarizes the findings of the Feasibility Study as of June 2014 on the Big Hill Deposit.

Key Project Elements.

Financial Analysis	Pre-Tax	Post Tax
Gold Price*	A$1,415	A$1,415
Undiscounted Cash Flow (A$)(M)	49.2	30.3
NPV @ 8% Discount (A$)(M)	38.5	22.6
IRR	125.3%	79.1%
Payback Period (Years)	1.5	1.9

TABLE 24-1 BIG HILL FINANCIAL ANALYSIS RESULTS BASED ON A USD$1,225/OZ PRICE AND A US$:A$ EXCHANGE RATE OF 0.87

Capital Costs
Pre-production Capital (A$)(M)	A$11.99
Total Project Capital (A$(M)	A$19.60

TABLE 24-2 CAPITAL COST SUMMARY

Operating Costs
Mining Cost (A$/t ore)	A$4.83
Waste Rehandle (A$/m3 waste)	A$4.98
Processing Costs (A$/t ore)	A$14.75
Royalty (AUD$/oz)	A$2.00

TABLE 24-3 OPERATING COST SUMMARY

Unit Costs
Operating Cash Cost (A$/oz)	A$886
All-in Sustaining Cash Cost (A$/oz)	A$1035

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

TABLE 24-4 UNIT COSTS SUMMARY

Operating Plan
Mining Duration (Years)	3.5 – 4
Mining (Days/Yr)	260
Landform Re-establishment (Years)	1-1.5

TABLE 24-5 OPERATING PLAN SUMMARY

Processing
Metallurgical Recovery	90%
Recovered Grade (g/t Au)	1.5
Recovered Gold (oz)	131,000

TABLE 24-6 BIG HILL PROCESSING SUMMARY

The Feasibility Study confirmed the technical and economic viability of the Project and highlights the measures taken to achieve levels of compliance beyond that of conventional open pit mining in consideration of proximity to the Stawell community. Self-imposed modified practices have been adopted to mitigate environmental and social impacts, even if not economically optimal.

The Project is currently the subject of an Environmental Effects Statement and Ministerial Assessment. These modified work practices have been adopted in consideration for favorable permitting and works approval.

Substantial work has been done to confirm operational costs, technical support and social impacts. Based on a forecast gold price of A$1,415 per ounce, the Feasibility Study base case, pre-tax NPV (8%) is A$39M with an IRR of 125%. The most positive characteristic of the Project is its high operating margin; economic sensitivity analyses demonstrate the Project NPV to be resilient to downward movement in gold price and potential upward movement in costs. Table 24-7 and Table 24-8 highlight the Project’s ability to withstand potential market pressures and capacity to capitalize on opportunities.

Gold price sensitivity (Pre-tax)
A$/oz	1,300	1,350	1,400	1,450	1,500
NPV (A$M)	26.3	31.6	36.9	42.2	47.6
IRR(%)	97.7%	110.2%	121.9%	133.1%	143.7%
Pre-Tax Payback Period Undiscounted (Years)	1.7	1.6	1.6	1.5	1.5

TABLE 24-7 GOLD PRICE SENSITIVITY ANALAYSIS

Change in NPV Pre-tax (%)	-20	-10	0	10	20
Capital costs (A)($M)	42.7	40.6	38.5	36.4	34.3
Operating costs (A)($M)	56.7	47.6	38.5	29.4	20.3

TABLE 24-8 COST SENSITIVITY ANALYSIS

The Big Hill Project is part of an Australian tax-consolidation group, which has non-capital operating losses, which can be applied to reduce taxable income in future years. It is expected that a portion of these losses will be available during the Big Hill time frame which would effectively increase the after-tax value of the project.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

The total pre-production capital cost is estimated at A$11.99 million and include costs associated with site establishment, relocation of existing infrastructure and environmental impact mitigation. The total capital cost for the Big Hill Enhanced Development Project is estimated at A$19.6 million, which includes rehabilitation and end land use amenity consideration. Mine fleet requirements will be pursued through either leasing or dry hire arrangement.

Capital Cost Summary	Unit Cost (A$M)
Permitting	1.85
Project Site Set up	2.56
Public Infrastructure	0.90
Town Water Infrastructures	2.67
Communication and Fire Watch	2.05
Mining Set Up	1.62
Mining Equipment and Operation Fixed Capital	0.34
Pre-production Capital Costs	11.99
Environmental	7.61
Total Project Capital Costs	19.60

TABLE 24-9 CAPITAL COST SUMMARY AND PRE-PRODUCTION CAPITAL COSTS

Environmental Bonds will reflect incremental payment at key stages of the project and will also reflect bond reduction on completion of progressive rehabilitative works.

A comprehensive first principle mining cost model was developed to provide a shadow bid estimate and compared to the result of a formal tender process. This undertaking forms the basis of mine operating costs used in the Feasibility Study. Processing costs are based on actual costs as realized at Stawell Gold Mines for the treatment of Big Hill Enhanced Development Project ore types.

At the end of mining operations, re-handling and rehabilitation of the pits and waste dumps will be undertaken. Approximately 3.6 million cubic meters of material will be re-handled back into the pit voids as part of the rehabilitation. This will complete the progressive rehabilitation program of events.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Operating Cost Summary	Unit Cost
Mining cost (A$/t rock)	4.83
Waste re-handle cost (A$/m3)	4.98
Processing & Administration cost (A$/t ore)	14.75

TABLE 24-10 OPERATING COSTS SUMMARY

Additional operating cost allowances have been incorporated to reflect the adoption of leading practice mine operations and were estimated in the order of more than A$10.6 million over the life of the project (Table 24-9 and Table 24-10). These initiatives are in addition to those environmental management initiatives included within capital costs, and are included within operating unit rates presented.

24.1	BIG HILL MINERAL RESOURCE ESTIMATE

The Mineral Resource model used in the Feasibility Study was current as at March 2014, Table 24-11. Drill spacing over the considered Mineral Resource area is largely 20m x 25m, with drilling inclusive of additional RC and diamond drilling programs from 2008, 2012 and 2013. The estimate incorporates an updated geological interpretation, update of the Mineral Resource estimate, review and update of void models, utilization of a pit shell (constrained) at A$1,425 gold price and an in situ cut-off for reporting of 0.35 g/t Au. The Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Ore Reserves.

Domain	Tonnes (Mt)	Gold Grade (g/t Au)	Ounces Gold (,000’s)
Big Hill Measured	-	-	-
Big Hill Indicated	3.0	1.7	160
Total (Measured and Indicated)	3.0	1.7	160
Inferred	0.2	1.2	7

TABLE 24-11 BIG HILL MINERAL RESOURCES ESTIMATE AS OF MARCH 2014

NOTES:

1.	All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by National Instrument 43-101.

2.	Mineral Resources are inclusive of Mineral Reserves.

3.	Mineral Resources were estimated using the following parameters:

a. Gold price of A$1,500/oz

b. Cut-off Grade applied for Big Hill Surface Mineral Resource is 0.44 g/t Au

4.

Surface Mineral Resource estimates were prepared by Justine Tracey, Senior Resource Geologist, Stawell Gold Mines. Ms Tracey is a member of the Australian Institute of Geoscientists and a Charted Professional member of the Australasian Institute of Mining and Metallurgy, and has over 12 years of relevant geological experience and is the Qualified Person for Mineral Resources under NI 43-101.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

5.

Ms. Tracey believes that the stated Mineral Resources is a realistic inventory of mineralization which, under the assumed technical, political, legal, environmental and economic development conditions, is economically extractable. If these conditions change then the Mineral Resources, either in whole or part, may not be economically extractable.

6.

The quantity and grade of the reported inferred Mineral Resources are uncertain in nature and there has been insufficient exploration to define the inferred Mineral Resources as indicated or measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured Mineral Resource category.

7.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

A series of dilution modelling routines were applied to the resource model to develop a model that would reflect the impact, on grade and tonnes, of practical mining constraints.

24.2	BIG HILL MINERAL RESERVE ESTIMATE

The pit optimization and design were developed considering, detailed slope parameter analysis, potential infrastructure interaction, safe operating widths for the proposed equipment, business objectives, rehabilitation commitments, previous mining activities (both open pit and underground), minimization of dust and noise impact on the surrounding community and rehabilitative commitments. The Big Hill ore reserve as at March 2014 is detailed in Table 24-12.

Big Hill Enhanced Development Project	Reserve Classification	tonnes (Mt)	grade (g/t) Au	ounces (000's)
North Pit	Probable	1.4	1.7	77
South Pit	Probable	1.5	1.4	68
Total		2.9	1.5	145

TABLE 24-12 BIG HILL ORE RESERVES AS OF MARCH 2014

All Mineral Resources and Mineral Reserves have been estimated in accordance with the JORC Code and have been reconciled to CIM Standards as prescribed by NI 43-101.

2.	Mineral Reserves were estimated using the following economic parameters:

a.	Gold price of A$1,450/oz

b.	Cut-off Grade applied was 0.4 g/t Au

3.

Big Hill Surface Mineral Reserve estimates were prepared by Mining One personal under the guidance of Mark Edwards, General Manager Exploration Newmarket Gold. Mr Edwards is a member and Chartered Professional of the Australasian Institute of Mining and Metallurgy, has over 18 years of relevant mining experience and is the Qualified Person for Mineral Reserves under NI 43-101.

4.	Mineral Resources and Mineral Reserves are rounded to 1,000 tonnes, 0.01 g/t Au and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

24.3	GEOLOGY, MINING, METALLURGY AND PROCESSING

Underground mining operations at Stawell Gold Mines has been continuous since 1981 with the extraction of gold bearing ore from the Magdala and Golden Gift systems to a vertical depth of -1200mRL and -1600mRL respectively.

Big Hill is the up dip extension of the Magdala system, which has been historically mined from underground. It contains Basalt Contact mineralization, Central Lode mineralization and Stockwork mineralization, all typically seen in the Magdala System. Big Hill geology and mineralization can be broken into 4 main domains: Mariner’s, Allen’s, Iron Duke and Magdala Flank. All except Mariner’s and Allen’s are separated by faults.

The project proposes the mining of two open cut pits, the North Pit and the South Pit (Figure 24-1). The North Pit will be mined first and provide near immediate production contribution in light of outcropping ore zones. On completion of the North Pit, the pit will be filled and progressively rehabilitated as the South Pit is mined. The South Pit is effectively an extension to economic depth of the former “Davis Pit” which was mined in the late 80’s early 90’s. On completion of the South Pit, all waste rock will be returned to the pit voids and a full re-establishment and rehabilitation program undertaken with additional waste rock and top soil contributions from surface stockpiles.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

LAND PARCEL INSET
10B
10C
2015
10G
10D
MAIN ST
BYRNE ST
13
12
11
11C
11A
11B
10A
North Pit
VINE ST
ACACIA ST
10E
10F
South Pit
5
Temporary
Waste Rock
Stockpile
2F
GRANT ST
DUKE ST
HASTINGS ST
10E
Stores
area
LEGEND:
Project area
Proposed haul road
10E Crown Allotment number
Reserved Crown Land
Unreserved Crown Land
Private Land
0
125
250
375
500
Meters

FIGURE 24-1 BIG HILL SURFACE PLAN

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

The mine life is anticipated to be in the order of 3.5 to 4 years (excluding backfilling of the South Pit) using a mining fleet consisting of one 120 tonne and one 190 tonne excavator coupled with an average of five 90t trucks. Test work indicates material can be extracted using a rip and dig or free dig mining methods, with some drill and blast planned in the lower 30m of both pits.

An extensive metallurgical test work program has been completed for both the Big Hill North and South (Davis Extension) Pit areas. This test work was based on the leaching of a large number of RC drill intercepts during the period of 1998 to early 1999 and several new diamond drill holes completed in 2013.

Overall, the gold recovery from testing averaged 91.7%, with recovery consistent with depth, level of weathering of the rock and mine section.

The processing plant at Stawell has been in operation since 1984 and has a well-established flow path to accommodate the treatment of both oxidized and fresh ore types.

Ore from the Davis Open Cut has been previously processed at SGM with close to 500kt milled, with an overall gold recovery of 90% achieved. Testing of the mineralization in Big Hill has demonstrated that the mineralization elsewhere in the deposit will behave in a similar manner to the Davis Open Cut mineralization previously processed. A gold recovery of 90% is forecast.

The tailings facility at SGM has a current approved work plan to cover all additional requirements for the Project.

24.4	ENVIRONMENTAL, PERMITTING, SOCIAL AND COMMUNITY CONSIDERATIONS

To achieve leading practice operations, which mitigate environmental and social impacts, the project taken into account a number of additional initiatives to conventional practice. Strategies associated with mining method modification (no blasting until the bottom portion of the Pits), alignment of ramps relative residential dwellings, dust mitigation measures, pit development, waste dump construction, noise modelling and monitoring, re-establishment of Big Hill, back filling of the South Pit, etc. has required the mine plan to delivered to a high level of detail..

Pit and stockpile benching configurations have been proposed that shield nearby residences from noise dust emissions, reducing some overall efficiency of operations. A staged mining approach is to be used in South Pit to reduce the active footprint and noise and dust emissions in the upper levels. Mining operations will be restricted to daylight hours only on Monday to Friday, with additional modified practices to mitigate social impact:

•	Reduced use of blasting
•	Sealing of haul roads, additional water carts and use of dust suppressants
•	Staged clearing and grubbing
•	Noise attenuation suppressant equipment
•	Real time weather monitoring and predictive management practices

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

Initiative	Impact	AUD $M Cost Implication
Mining, stockpile and reconstruction sequence and schedule.	Decreased efficiency of mining, increased equipment moves, reduced equipment and schedule for the North Pit. Additional equipment for noise bunding and increased haulage distance for staged pit.	A$4.9M
Reduced Blasting	Rip and Dig requirement increased to defer drill and blast activity. Costing allowance in ancillary equipment for an extra D11 bulldozer over normal project allowances.	A$1.9M
Additional watering capacity	Additional water carts required for project duration, ancillary fleet contains two additional water carts to contractor requirements.	A$2.2M
Landform Re- construction	Additional bulldozer and compactor maintained during re-construction activities. Ancillary equipment for land form push-up and compaction.	AU$1.6M
Total		A$10.6M

TABLE 24-13 ADDITIONAL OPERATING COSTS FOR COMMUNITY AND ENVIRONMENTAL CONSIDERATIONS

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

25	INTERPRETATION AND CONCLUSIONS

Operations continue at the Stawell Gold Mine with the processing facility at Stawell Gold Mine continuing to perform as expected. The cost structures are well understood through local experience through mining since operations commenced in 1981, and the subsequent operation down-size in 2012.

The Stawell Project has a significant production history and the site personnel have significant knowledge of the orebody and the mining process, which adds additional support to the methodologies used to estimate the Mineral Resources and Mineral Reserves.

Stawell Gold Mines has in place rigorous processes for the estimation of Mineral Resources and Mineral Reserves. These processes are managed on site and appropriate resources (personnel and drilling) are allocated to this function.

The conclusion of the Authors are that the Mineral Resources and Mineral Reserves as stated in this document are valid and supported by appropriate data collection, sampling, processing, interpretation and estimation methodologies and conform to NI 43-101 guidelines.

Exploration activities are incorporated into ongoing life of mine plans and it is the opinion of the Authors that additional exploration is warranted as per the descriptions included in Section 9 of this technical report.

There are no known risks or uncertainties, other than previously noted, (outside a significant reduction in gold price assumptions) which could reasonably be expected to affect the reliability or confidence in the exploration information, Mineral Resource or Mineral Reserve estimates or projected economic outcomes discussed in this technical report. The risk of the gold price assumptions has been mitigated by the use of an industry standard approach to estimating the price to be used in all estimations. Further work is required to maintain the understanding of the Mineral Resources and Mineral Reserves of the deposit, which will be completed as required to ensure the successful development of the project.

There is some uncertainty regarding the permitting process for the Pine Creek deposits, however the Newmarket team understand the obligations to obtaining these approvals and will work within the requirements of the mining department to gain approvals. There is some risk that this could delay the commencement of the operations but it is not of the opinion of the author that this approval will not be granted.

The Authors have made the following interpretations and conclusions:

•	The Stawell Mineral Resource increased in inventory over the past 12 months. A small increase in Indicated ounces in the Magdala Western Flank mineralisation does not reflect the extent of conversion during the year. This is a result of a short time frame between delivery of the mineral Resource and mine scheduling, thus material that was converted during the reporting period is already in production during the same reporting period.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

•

An increase to the Inferred Mineral Resource in the reporting year is result of targeted drilling in the unmined margins of the Magdala orebody (Federal Albion South, Below Scotchmans 250 and Upper South Fault 2) and exploration drilling on the Eastern Flank (Aurora B).

•

Prior to the reporting period the a significant portion of the Inferred Mineral Resource inventory underwent conversion to Indicated Mineral Resource in order to sustain Mine Operations. Drill programs through 2015 have enabled this material to be replaced through the course of the reporting period. Continued drilling and investigation into the Inferred resource areas in 2016 gives capacity for conversion to Indicated, and will provide increased understanding into the along strike and down plunge potential to the mineralisation.

•	Underground Mineral Reserve has matched depletion during the reporting period.

•	Big Hill Surface Mineral Reserve was reduced in line with the Adjusted Big Hill mining plan.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

26	RECOMMENDATIONS

The key recommendations of the Principal Author, Justine Tracey are in respect of ongoing geological testing and mining evaluation of the Mineral Resources and exploration areas at Stawell Gold Mines.

•

Maintain the mine geological program as currently implemented to supplement currently available geological information in the preparation of detailed mine design. It is the opinion of the Authors that there remains sufficient prospectivity within the Stawell Gold Mines tenement to support the proposed programs and budgeted expenditure and it is recommended that ongoing evaluation of this potential be continued and re-evaluated as exploration results are received.

•	A detailed exploration program is presented in Section 9 of this report, including a proposed program for 2016, which it is recommended should be implemented.

•

Further investigation of the Eastern Flank mineralization should be undertaken, including a detailed structural study of the diamond drill core to understand the down plunge position of Aurora B and the potential of the mineralized shoots. This understanding will aid in the targeting and design of further diamond drilling campaigns with the intent to extend the Inferred Resource and infill and convert to Indicated Resources.

•

Undertake infill diamond drilling on the upper southern extents of priority lodes to confirm the assumptions of geological continuity inherent in the current Mineral Resource estimate. Undertake targeted resource definition drilling on the faulted extremities of the mineralization (above the Scotchmans Fault and below the South Fault).

•

Continue to build and improve geological models over the Magdala orebody where there is no current digital model to aid in targeting and aid geological understanding. Continued investigation of the defined depletion model and underground ground truthing coupled with a diligent review of paper records is expected to add to life of mine stocks.

•

Continue to review the performance of the Mineral Resource estimate through regular reconciliation between geological modelling, mining and the processing facility. The implementation of consistent underground channel sampling and digital capture of the results to assist with determination of wireframe extents will aid with the consideration and reconciliation of recoverable reserves.

•	Continuation of diligent QAQC programs. The outcomes of the 2016 Internal Laboratory Audit will need to be actioned in early 2016 and quarterly internal Laboratory inspections commenced.

•	Continuation of collection of density measurements and geometallurgical testwork.

•	Continue to further permitting applications for the Big Hill surface mining project.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

27	REFERENCES

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Technical Report December 2015	Newmarket Gold Stawell Gold Mines

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Technical Report December 2015	Newmarket Gold Stawell Gold Mines

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Tracey, J (2015). Below Scotchmans 250 Geology and Resource Model Report. SGM Internal Report.

Tracey, J (2015). Federal Albion South Geology and Resource Model Report. SGM Internal Report.Tracey, J., Blythman, R. (2014). Magdala S6000 Geology and Resource Model Report. SGM Internal Report.

Tracey, J., Chapman, W. (2014). Technical Report on Stawell Gold Mines, Victoria, Australia. Vandenberg, A.H.M., Willman, C.E., Maher, S., Simons, B.A., Cayley, R.A., Taylor, D.H., Morland, V.J., More, D.H., and Radojkovic A. (2000). The Tasman Fold Belt System in Victoria, Geological Survey of Victoria Special Publication

Vann, J, Jackson, S, and Bertoli, O. (2003). Quantitative Kriging Neighborhood Analysis for the Mining Geologist — A Description of the Method with worked case examples, in Proceedings of the, 5th International Mining Geology Conference (Australasian Institute on Mining and Metallurgy, Melbourne)

Watchorn, R.B., Wilson, C.J.L (1989). Structural setting of the gold mineralization at Stawell, Victoria, Australia. Economic Geology Monographs, 6, 292-309

Wilson, C.J.L., Will, T.M., Cayley, R.A., Chen, S. (1992). Geologic framework and tectonic evolution in Western Victoria, Australia. Tectonophysics, 214, 93-127

Xu, G., Powell, R., Wilson, C.J.L., Will, T.M. (1994). Contact metamorphism around the Stawell granite, Victoria, Australia. Journal of Metamorphic Geology, 12, 609-624

Websites used http://www.jorc.org

http://www.kitco.com/

http://www.vistagold.com/

 http://www.abs.gov.au

http://web.cim.org/UserFiles/File/CIM_DEFINITON_STANDARDS_Nov_2010.pdf

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

28	SIGNATURE PAGE

CERTIFICATE OF QUALIFIED PERSON

I, Justine Tracey, MAusIMM (CP), do hereby certify that:

1.	I am Senior Resource Geologist of Newmarket Gold Inc., with offices at:

Stawell Gold Mines
Leviathan Road
Stawell, 3380

Telephone: 61-3-5358-1022

Email: Justine.Tracey@ newmarketgoldinc.com

2.	I graduated with a Bachelor of Science (Geology) degree with H1 Honors from Melbourne University in 1998.

3.	I am a Member of the Australasian Institute of Mining & Metallurgy (MAusIMM - CP) – Membership No. 318313.

4.

I have worked as both mine and exploration geologist since graduation and have over 14 years’ experience in Australian gold deposits. I have worked as a Resource Geologist at Stawell Gold Mines for the past 6 years.

5.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.

I am responsible for Sections 1-14, 17, 19, 20 and 23-28 of the Technical Report titled “REPORT ON THE MINERAL RESOURCES & RESERVES OF THE STAWELL GOLD MINE IN VICTORIA, AUSTRALIA FOR NEWMARKET GOLD INC.” effective December 31, 2015 and dated March 16, 2016 (the Technical Report).

7.

I work directly for Newmarket Gold Inc. at the Stawell Gold Mine and authored the previous NI43 101 Technical Report. I regularly visit the Stawell underground mine as required in my role as Senior Resource Geologist.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

8.	I am not independent of Newmarket Gold Inc. pursuant to NI 43-101, applying the test set out in Section 1.5 of NI 43-101.

9.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.	I have read NI 43- 101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 16th Day of March 2016

Justine Tracey, B.Sc.H (Geology), MAIG, MAusIMM (CP),

SENIOR RESOURCE GEOLOGIST

NEWMARKET GOLD AUSTRALIAN OPERATIONS

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

CERTIFICATE OF QUALIFIED PERSON

I, Wayne Chapman, MAusIMM (CP), do hereby certify that:

1.	I am Mine Technical Manager of Newmarket Gold Inc., at the Stawell Gold Mines with offices at:

Stawell Gold Mines
Leviathan Road
Stawell, 3380

Telephone: 61-3-5358-9354

Email: wayne.chapman@newmarketgoldinc.com

2.	I graduated with a Bachelor of Engineering (Mining) degree from the University of Ballarat in 2000.

3.	I am a Member and Chartered Engineer of the Australasian Institute of Mining & Metallurgy (MAusIMM (CP)) – Membership No. 314911.

4.	I have worked for more than 16 years in underground mining including more than 11 years in gold mining operations. I have worked at a variety of Newmarket Gold Operations for the previous 9 years.

5.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.

I am responsible for Sections 1-3, 15.1-15.2, 15.4, 16.1- 16.2, 18, 21.1, 22.1, 25-27 and 28 of the Technical Report titled “REPORT ON THE MINERAL RESOURCES & RESERVES OF THE STAWELL GOLD MINE IN VICTORIA, AUSTRALIA FOR NEWMARKET GOLD INC.” effective December 31, 2015 and dated March 16, 2015 (the Technical Report).

7.

I work directly for Newmarket Gold Inc. at the Stawell Gold Mine and authored the previous NI43 101 Technical Report. I regularly visit the Stawell underground mine as required in my role as Mine Technical Manager.

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

8.	I am not independent of Newmarket Gold Inc. pursuant to NI 43-101, applying the test set out in Section 1.5 of NI 43-101.

9.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.	I have read National Instrument 43-101 and Form 43-101F1, and this Technical Report has been prepared in compliance with that instrument and form.

11.	The effective date of this Technical Report is 31st December 2015.

Dated this 16th Day of March 2016

Wayne Chapman, B.Eng.(Mining), MAusIMM (CP)

Mine Technical Manager

NEWMARKET GOLD AUSTRALIAN OPERATIONS

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

CERTIFICATE OF QUALIFIED PERSON

I, Mark Edwards, BSc. MAusIMM (CP), MAIG, MAICD do hereby certify that:

1.	I am the General Manager of Exploration for Newmarket Gold Inc. (Newmarket Gold), with offices at:

1/48 Smith Street
Darwin,
Northern Territory, 0800
Australia

Telephone: 61-8-8982-4444

Email: medwards@crocgold.com

2.	I graduated with a Bachelor of Science (Geology) degree from Flinders University in 1997.

3.	I graduated with a Bachelor of Science (Geology) Honors Degree from the University of Tasmania in 1998.

4.	I am a Member of the Australasian Institute of Mining & Metallurgy (MAusIMM - CP) – Membership No. 220787.

5.	I am a Member of the Australian Institute of Geoscientists (MAIG) – Membership No. 3655

6.

I have worked as a geologist since graduation and have over 18 years’ experience in the exploration, development and mining of mineral properties in, Australia and Botswana and am familiar with and have visited a variety of styles of mineral deposits worldwide, with particular emphasis on precious metals.

7.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

8.

I am responsible for Sections 1-3, 15.3, 16.3, 18, 21.2, 22.2, 24-27 and 28 of the Technical Report titled “REPORT ON THE MINERAL RESOURCES & RESERVES OF THE STAWELL GOLD MINE IN VICTORIA, AUSTRALIA FOR NEWMARKET GOLD INC.” effective December 31, 2015 and dated March 16, 2015 (the Technical Report).

Technical Report December 2015	Newmarket Gold Stawell Gold Mines

9.

I work directly for Newmarket Gold Inc. in the region and have regular visits to site as required in my role as General Manager of Exploration. I regularly work on site and I last visited the site in February 2016.

10.	I am not independent of Newmarket Gold Inc. applying the test set out in Section 1.5 of NI 43- 101.

11.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12.	I have read NI 43-101 and Form 43- 101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 16th Day of March, 2016.

Mark Edwards, B.Sc., MAusIMM (CP), MAIG, MAICD GENERAL MANAGER ..

NEWMARKET GOLD INC